Exhibit 99.1

Dear Trinity Industries Stockholder:

In December 2017, we announced our plan to separate Trinity Industries, Inc. into two standalone, publicly traded companies through the spin-off of our infrastructure-related businesses to our stockholders. Upon completion of the spin-off, Trinity will continue to operate our integrated rail manufacturing, leasing, and services businesses, together with certain other businesses. The new company distributed to Trinity stockholders in the spin-off, Arcosa, Inc. (“Arcosa”), will be a growth-oriented company focused on infrastructure-related products and services with leading positions in construction, energy, and transportation markets.

Trinity believes that both the long-term potential and overall valuation of its businesses will be enhanced as a result of separating its current portfolio into two independent companies. We believe Trinity and Arcosa will each enhance their competitive positions as standalone companies focused on their respective industries. Arcosa will also be positioned to grow revenue and profitability, and will have the balance sheet strength and capital allocation flexibility to pursue acquisitions, and to capitalize on the large and growing market opportunity in infrastructure spending. Trinity is positioned to generate stable cash flows and earnings growth opportunities throughout rail transportation business cycles, giving the company an ability to pursue an optimized capital structure, efficiently allocate capital and effectively leverage its multiple rail platforms.

The spin-off will be effected through a pro rata distribution of all of the outstanding shares of Arcosa common stock to holders of Trinity common stock in a transaction that is intended to be tax-free to holders of Trinity common stock for United States federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). Each Trinity stockholder will receive one share of Arcosa common stock for every three shares of Trinity common stock held on October 17, 2018, the record date for the distribution. Stockholder approval of the distribution is not required and you do not need to take any action to receive the shares of Arcosa common stock to which you are entitled as a Trinity stockholder. In addition, you do not need to pay any consideration or surrender or exchange your Trinity common stock in order to receive shares of Arcosa common stock.

I encourage you to read the attached information statement, which is being provided to all holders of Trinity common stock as of October 17, 2018. The information statement describes the separation and distribution in detail and contains important business and financial information about Arcosa.

Sincerely,

Timothy R. Wallace Chairman, Chief Executive Officer, and President Trinity Industries, Inc.

Dear Future Arcosa Stockholder:

I am delighted to welcome you as a future stockholder of our company, Arcosa, Inc., which will soon begin operating independently as a growth-oriented company focused on infrastructure-related products and services.

Our businesses have well-established positions in the construction, energy, and transportation markets that are critical to global infrastructure needs. Following the spin-off, both Arcosa and Trinity will be positioned to focus attention on a distinct investment thesis, enabling investors to more clearly evaluate the inherent value of each company’s portfolio of businesses and invest accordingly.

I would like to briefly discuss four themes that I believe will help Arcosa thrive as an independent public company. You will read about these themes in more depth throughout the attached information statement, and I look forward to sharing more about them in the upcoming months:

•	Strong platform of leading businesses with established reputations: Arcosa will be a new publicly traded company, but our individual businesses have built reputations for quality, service, and operational excellence over decades. Our company name may have changed, but customers will still recognize us as key partners that provide products and services integral to their success. Arcosa also inherits Trinity’s deep culture of operational flexibility that will enable the company to quickly respond to changes in market demand.
•	Well-positioned to benefit from North American economic growth and infrastructure spending: With our current platform of businesses and additional growth opportunities, we believe we are well-aligned with key market trends, such as the replacement and growth of aging transportation and energy infrastructure, the continued shift to renewable power generation, and the expansion of downstream energy infrastructure.
•	Focused on growth, both through organic capital investments and acquisitions: We intend to pursue a strategy that combines organic growth and disciplined acquisitions to capitalize on the fragmented nature of many of the industries in which we operate. At the same time, we believe that Arcosa’s products have great potential internationally. We intend to use our long-standing experience in Mexico as a platform to pursue those opportunities.
•	Proven leadership team: Arcosa’s management team brings significant expertise to our new company. I have worked with most of our management team in the past, and I know what they are capable of delivering. After 16 years with Trinity, I had the opportunity to become CEO of a global, publicly-traded enterprise, which provided me with additional skill-sets that will prove invaluable in this new stage of Arcosa’s development. Running a global, decentralized company also provided me the foundation for developing the operating model that I plan to implement at our new company. Arcosa is expected to be a lean organization, decentralized in its decision making process, and supported with a strong compliance system. Arcosa will be an agile company focused on growth and creating an exciting work environment for our team members.

Arcosa will be a company dedicated to delivering value to our many stakeholders, including our stockholders, our customers and suppliers, the communities in which we operate, and our team members throughout the organization. We are very proud of our historical roots as part of Trinity Industries, and are equally honored to be part of the exciting future we see ahead of us as a standalone public company.

We have been given an opportunity to create a new public company with a strong heritage of success. Our prospects are very bright, and we look forward to enhancing stockholder value.

Sincerely,

Antonio Carrillo
President and Chief Executive Officer
Arcosa, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2018

INFORMATION STATEMENT

ARCOSA, INC.

Common Stock
(par value $0.01 per share)

This information statement is being furnished in connection with the distribution by Trinity Industries, Inc. (“Trinity”) to its stockholders of the outstanding shares of common stock of Arcosa, Inc. (“Arcosa” or the “Company”), a wholly-owned subsidiary of Trinity. Arcosa will hold directly and/or indirectly assets and liabilities associated with Trinity’s infrastructure-related businesses, including Trinity’s inland barge, transportation-related steel components, construction products, and energy equipment businesses as more fully described in this information statement. Trinity will distribute 100 percent of the outstanding shares of Arcosa common stock on a pro rata basis to existing stockholders of Trinity.

For every three shares of Trinity common stock held of record by you as of 5:00 p.m. local New York City time on October 17, 2018, the record date for the distribution, you will receive one share of Arcosa common stock. You will receive cash in lieu of any fractional shares which you would have received after application of the above ratio. We expect our common stock will be distributed by Trinity to you on or about November 1, 2018, the distribution date. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your shares of Trinity common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of Arcosa common stock in connection with the spin-off.

We are not asking you for a proxy and you are not requested to send Trinity a proxy. No vote of Trinity’s stockholders is required in connection with the distribution. You will not be required to pay any consideration or to exchange or surrender your existing shares of Trinity or take any other action to receive the shares of Arcosa on the distribution date to which you are entitled.

We intend for the distribution to be tax-free to our stockholders (other than with respect to any cash received in lieu of fractional shares) for United States federal income tax purposes. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability of any state, local, and foreign tax laws.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a “when-issued” trading market will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of our common stock to begin on the first trading day following the completion of the distribution. We intend to apply to list our common stock on The New York Stock Exchange (“NYSE”) under the symbol “ACA”.

In reviewing the information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is first being mailed to Trinity stockholders on or about October [ • ], 2018.

PRESENTATION OF INFORMATION

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the Audited Annual Combined Financial Statements and Unaudited Interim Combined Financial Statements of Arcosa, which are comprised of the assets and liabilities of Trinity’s infrastructure-related businesses, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution (together, the “spin-off”).

Unless the context otherwise requires, references in this information statement to “Arcosa, Inc.,” “Arcosa,” “Company,” “we,” “us,” “our” and “our company” refer to Arcosa, Inc. and its combined subsidiaries. References in this information statement to “Trinity” refer to Trinity Industries, Inc. and its combined subsidiaries (other than Arcosa and its combined subsidiaries), unless the context otherwise requires or as otherwise specified herein.

This information statement is being furnished solely to provide information to Trinity stockholders who will receive shares of Arcosa common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of Arcosa’s securities or any securities of Trinity. This information statement describes Arcosa’s business, Arcosa’s relationship with Trinity and how the spin-off affects Trinity and its stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of Arcosa common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, Arcosa’s business and ownership of Arcosa common stock, which are described under the section entitled “Risk Factors”.

TRADEMARKS AND TRADE NAMES

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Solely for convenience, we only use the TM or ® symbols the first time any trademark or trade name is mentioned. Such references are not intended to indicate in any way that we will not assert, to the fullest extent permitted under applicable law, our rights to our trademarks and trade names.

INFORMATION STATEMENT SUMMARY

This summary highlights some of the information in this information statement relating to Arcosa, our separation from Trinity and the distribution of our common stock by Trinity to its stockholders. For a more complete understanding of our business and the separation and distribution, you should read carefully the more detailed information set forth under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “The Separation and Distribution” and the other information included in this information statement.

Arcosa, Inc.

Arcosa is focused on infrastructure-related products and services and is currently owned by Trinity, a diversified industrial company. Arcosa is comprised primarily of businesses from Trinity’s Construction Products Group, Energy Equipment Group, and Inland Barge Group. In December 2017, Trinity announced the spin-off of Arcosa into a separate, publicly-traded company. Arcosa will have leading positions in construction, energy, and transportation markets. Arcosa will be a growth-oriented company with the balance sheet strength and capital allocation flexibility to pursue growth through disciplined acquisitions and to capitalize on the large and growing market opportunity in infrastructure spending.

Reasons for the Spin-Off

The Trinity Board of Directors believes that separating the Arcosa business from the remainder of Trinity is in the best interests of Trinity and its stockholders for a number of reasons, including:

•	Enhances Overall Growth Potential through Focused Companies—Trinity believes that both the long-term growth potential and overall valuation of its businesses will be enhanced as a result of separating its current portfolio of business into two independent companies. Trinity believes Trinity and Arcosa will each enhance their competitive positions as standalone companies focused on their respective industries.
•	Enables Each Company to Optimize Balance Sheet and Capital Allocation Priorities—Each company plans to pursue distinct investment decisions with capital structures based on their needs and potential opportunities, and will be able to create value by allocating capital to the alternatives that achieve the best returns for their respective stockholders.
•	Allows Businesses to Advance Differentiated Investment Theses—Each company will be positioned to focus attention on independent and unique investment theses. Each company will be tied to different demand drivers, which will allow investors to model each company independently, evaluate the inherent value of each company, and invest accordingly.

Trinity’s Board of Directors also considered potentially negative factors in evaluating the spin-off, including risks relating to the creation of a new public company, possible increased administrative costs and one-time separation costs, but concluded that the potential benefits of the spin-off outweighed these factors. The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the spin-off does not result in such benefits, the costs associated with the spin-off could have an adverse effect on each company individually and in the aggregate. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Spin-Off” and “Risk Factors” included elsewhere in this information statement.

Business Overview

Arcosa is a growth-oriented manufacturer and producer of infrastructure-related products with revenues and operating profit of $1.5 billion and $132 million, respectively, for the fiscal year ended December 31, 2017. We provide critical products for a broad spectrum of markets throughout construction, energy, and transportation. We own businesses with well-established positions in attractive markets with favorable long-term demand drivers, which should provide us with compelling organic and acquisition opportunities.

We will operate in and report financial results for three segments: Construction Products, Energy Equipment, and Transportation Products.

($ in millions)
2017 Revenues	$259	$844	$363

2017 Operating profit	$54	$78	$39

Primary products	• Natural aggregates (sand and gravel) • Lightweight aggregates • Trench shields and shoring products	• Wind towers • Utility structures • Pressurized and non- pressurized storage and distribution containers	• Inland barges • Fiberglass covers and other barge components • Axles and couplers • Industrial and mining components
Primary markets served	• Residential, commercial, industrial construction • Road and bridge construction • Underground construction	• Wind power generation • Power transmission and distribution • Gas and liquids storage and distribution in the energy, agriculture, and industrial markets	• Transportation products serving numerous markets, including: - Agriculture/food products - Refined products - Chemicals - Upstream oil
Number of operating facilities	20	15	7

Our Competitive Strengths

Strong market positions with established reputations for quality and service. We own numerous businesses that are market leaders in their respective product categories or geographic areas. Our businesses have long-standing relationships with customers that have been built by delivering quality products, on-time performance, and excellent customer service.

For example, in our Transportation Products Group, our McConway & Torley foundry business has been serving customers in the transportation industry since 1868, and our inland barge business traces its history back more than 70 years. In our Energy Equipment Group, Trinity Meyer Utility Structures was a pioneer in the steel transmission pole industry, and our TATSA® brand in Mexico has been operating in the storage and distribution containers business since 1955. In our Construction Products Group, our construction aggregates business has operated in Texas for more than 25 years, and our GME® brand was an industry pioneer in the trench shoring industry in the 1960s.

Well-positioned to benefit from North American economic growth and infrastructure spending. We believe we are well-positioned to benefit from economic growth and infrastructure spending in North America. Primary drivers of this growth are expected to include:

•	Continued strength in overall industrial production — According to data released by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), United States industrial production demonstrated year-over-year growth in every month from March 2017 to March 2018.
•	Replacement and growth of aging infrastructure — The American Society of Civil Engineers (“ASCE”) estimates that a total investment of $4.6 trillion is needed from 2016 to 2025 in order to improve United States infrastructure to an adequate state. The ASCE also estimates that funding has already been provided for approximately $2.5 trillion of the required investment.
•	Replacement and growth of aging energy infrastructure — The age of the United States electrical grid requires significant upgrades and expansion. In a November 2014 study, the United States Department of Energy reported that 70 percent of the grid’s transmission lines and power transformers are over 25 years old, and the average age of power plants is over 30 years old. The ASCE estimates that $934 billion of the $2.5 trillion investment noted above is required to improve the electricity infrastructure in the United States.

•	Continued shift to renewable power generation, with associated transmission projects — In a continued transformation of the United States electrical grid, the United States Energy Information Administration (“EIA”) estimates that approximately 110 gigawatts of utility-scale renewable electricity generation capacity, mostly wind and solar power, will be added in the United States from 2018 to 2030, representing 56 percent of all new power sector electricity generation capacity estimated to be brought online.
•	Expansion of United States petrochemical industry — According to the American Chemistry Council, more than 300 announced chemical industry investment projects worth more than $185 billion will come online in the United States over the next decade, supported by low cost feedstocks. In 2016, the chemical industry accounted for nearly half of construction spending in United States manufacturing.

Proven ability to operate efficiently in cyclical markets. A number of our businesses operate in cyclical markets where scale, flexibility, low-cost manufacturing, and operating experience are keys to success. Our business leaders have significant experience generating attractive through-the-cycle financial returns in markets with strong long-term fundamentals. Given our history operating in cyclical markets, our company has developed a capable and flexible manufacturing culture allowing us to capture additional opportunities to enhance financial returns.

Since the second-half of 2015, our Transportation Products Group has been in a cyclical low period due to weak demand conditions and an oversupply of inland barges and freight and tank railcars in North America. However, we believe we are well-positioned to benefit from a market recovery when demand for new inland barge construction and transportation-related steel components recovers, the potential early signs of which we are now experiencing.

We expect to be able to compete in different markets by maintaining a lean, dynamic, and decentralized organization. Additionally, steel is a primary raw material in many of our products, and our scale and purchasing expertise improves our ability to serve customers.

Attractive path to grow through strategic acquisitions. Arcosa should have an attractive path to grow through strategic acquisitions. We operate in a number of fragmented or niche industries that present compelling growth opportunities. Following the spin-off from Trinity, we expect to continue seeking acquisitions to accelerate our market penetration and expand our manufacturing capacity and capability. Our efforts will be focused on infrastructure opportunities, both domestic and abroad, and we will no longer be competing for capital with Trinity’s rail-related businesses.

Recent examples of our growth include operating asset acquisitions and land reserve purchases in our construction aggregates business, where we have built a strong platform in lightweight aggregates nationwide and natural aggregates in Texas and Louisiana. Additionally, we have expanded in the trench shoring businesses through acquisitions.

Our team has expertise integrating acquisitions, which will facilitate the continued execution of our growth strategy, helping to reduce integration risks.

Balance sheet flexibility to pursue growth organically and through acquisitions. Arcosa will have the balance sheet strength to pursue both disciplined acquisitions and organic growth. We anticipate having sufficient cash on hand, committed credit availability and debt capacity to pursue sizeable acquisitions. Arcosa is expected to generate healthy operating cash flow that will also be available to invest in corporate development and organic initiatives.

Opportunities to leverage extensive platform in Mexico. We have been operating in Mexico for over 60 years, and we intend to use our extensive platform to find international expansion opportunities, enabling us to grow our established market positions by leveraging our competitive strengths. Our management team has the experience and ability to evaluate and execute on both organic and acquisition opportunities.

Experienced leadership team with track record of growth. Our leadership team has extensive industry experience and a successful track record of operational excellence, including delivery of attractive financial returns through the cycle. We will be focused on growth opportunities, driving operating efficiencies, and return on invested capital (“ROIC”). Antonio Carrillo, our Chief Executive Officer, has executed transformational acquisitions and ROIC improvement in his former role as chief executive officer of Mexichem S.A.B. de C.V., a publicly traded global specialty chemical company. Under his leadership, our operating leaders will continue to have a strong ROIC focus.

Our Business Strategy

Capitalize on favorable market conditions and market recoveries. The United States continues to experience economic growth, including an expansion in industrial production, which grew 1.6 percent in 2017 and averaged 3.9 percent year-over-year growth in the first quarter of 2018. Our businesses are well-positioned to take advantage of broad-based demand from the increase in industrial activity across North America.

The businesses in our Construction Products Group should benefit from multiple activities in the United States to replace its aging infrastructure. Additionally, the core Texas markets served by our natural aggregates operations continue to show strength and positive long-term demographics that support continued infrastructure investment.

In our Energy Equipment Group, the replacement of an aging power transmission infrastructure should provide growth opportunities for our utility structures business. This group will also benefit from growth in renewable power generation, which should require additional wind tower installations and transmission projects to connect to centers of demand. Additionally, we anticipate that growth in Mexico’s energy infrastructure should create opportunities to serve terminals that import and distribute petrochemicals and other liquids.

Since 2015, the markets served by our Transportation Products Group have been in a cyclical downturn due to weak demand conditions and an oversupply of inland barges and railcars in North America. This resulted in revenues for this group contracting from $978 million in 2015 to $363 million in 2017. While we do not expect an immediate recovery, we have continued to maintain profitability despite the steep drop in demand. As such, we believe we are well-positioned to benefit over the next several years as demand for our products in this segment recovers, the potentially early signs of which we are now experiencing.

Maintain dedicated customer focus. We believe that maintaining a close partnership with our customers allows us to effectively focus our efforts and respond to their changing demands at a global, regional, and local level. Our customers operate in dynamic environments, and we continually partner with them to improve our products and services.

Leverage operational excellence expertise to achieve low-cost production and safe, sustainable operations. Our experienced leadership team has a track record of operational excellence and delivering attractive financial returns through the cycle. Our corporate support functions will be designed to maintain robust levels of safety, quality, and compliance, while promoting a lean, decentralized operating model. We are focused on reducing our selling, engineering, and administrative (“SE&A”) costs through process redesign and other cost reduction measures.

Drive growth through disciplined acquisitions and organic investments. Arcosa is expected to possess the balance sheet strength and capital allocation flexibility to pursue organic growth, as well as strategic acquisitions. We intend to pursue a disciplined growth strategy in our core infrastructure markets, capitalizing on the fragmented nature of many of the industries in which we operate. Additionally, by leveraging the central location of our operations in Mexico, we should be able to expand our footprint and product lines into other international geographies and markets. Consistent with our stated strategy to pursue acquisitions, Arcosa currently has a pipeline of potential acquisitions that it is evaluating in its current construction, energy, and transportation markets as well as other potential strategic opportunities which are in various stages of development, some or all of which may or may not result in a transaction.

Continually assess our portfolio to allocate capital towards the best opportunities. Following the spin-off, Arcosa will be positioned to focus attention on its distinct investment thesis. We will utilize a robust process to effectively identify and execute on organic and acquisition growth opportunities, and our organization will be structured so it can quickly and efficiently integrate new acquisitions.

Our Segments

Construction Products Group

Markets

Our Construction Products Group participates in multiple areas of construction infrastructure. Our products are used across the construction landscape, including commercial, industrial, road and bridge, and underground construction. As the United States continues to replace its aging infrastructure, our businesses are well-positioned to benefit from this activity.

Products, Customers and Competitors

We are a well-known producer and distributor of lightweight and natural construction aggregates in certain regions of the United States serving both public infrastructure and private construction markets. Lightweight aggregates, produced and distributed by us nationwide, are select shales and clay that are expanded and hardened by high temperatures in a rotary kiln and possess a bulk density that can be less than half that of natural aggregates. Product applications include structural lightweight concrete, lightweight masonry block, and asphalt surface treatments. Our natural aggregates are produced in Texas and Louisiana and include sand, gravel, crushed limestone base, and various other products for use typically in ready mixed concrete, concrete pipe, and road construction. Our construction aggregates customers are concrete producers; commercial, residential, and highway contractors; manufacturers of masonry products; and state and local governments. We compete with lightweight construction aggregates producers nationwide and natural construction aggregates producers located in the regions where we operate.

We hold a strong market position in the manufacture of trench shields and shoring products for the United States construction industry. Trench shields and shoring products are used for water and sewer construction, utility installations, manhole work, oil and gas pipeline construction, and other underground applications. Our customers are equipment rental dealers and commercial, residential, and industrial contractors. We compete with manufacturers nationwide. We additionally participate in certain regional rental markets for trench shoring equipment.

Energy Equipment Group

Markets

Our Energy Equipment Group serves a broad spectrum of energy markets, including wind power generation, power transmission and distribution, and the storage and transportation of gas and liquid products for use in the energy, agricultural, and industrial markets.

As the United States and Mexico expand their renewable energy power generation, we believe we are well-positioned to benefit from future wind power installations as well as from the associated transmission projects to connect to centers of demand. Wind energy is an important part of Mexico’s strategy of focusing on renewable energy to complement its current generation portfolio. Furthermore, we believe we are well-positioned to benefit from transmission projects in the United States and Mexico as public and private utilities seek to replace aging transmission infrastructure and improve the reliability of the electrical grid.

Additionally, our storage and distribution containers support oil, gas, and chemical markets and are used by industrial plants, utilities, residences and small businesses in suburban and rural areas. Additionally, we manufacture fertilizer storage and distribution containers for agricultural markets, including bulk storage, farm storage, and the application and distribution of anhydrous ammonia.

Products, Customers and Competitors

We are one of the foremost manufacturers of structural wind towers in the United States and Mexico. Our primary customers are wind turbine producers and we compete with both domestic and foreign producers of towers.

We are a well-established manufacturer in the United States and Mexico of steel utility structures for electricity transmission and distribution. Through our recognized brands, we have developed strong relationships with our primary customers, public and private utilities. We compete with both domestic and foreign manufacturers.

Arcosa is one of the primary manufacturers in North America of pressurized and non-pressurized storage and distribution containers that store and transport a wide variety of products, including propane, anhydrous ammonia, and natural gas liquids. We manufacture cryogenic storage and transport containers and manufacture oil and gas processing and storage equipment used at well sites and in midstream locations.

We are a principal producer of pressure vessels in Mexico, where we have operated for over 60 years. We believe the Company is very well-positioned in Mexico to capitalize on opportunities associated with the country’s energy reform as well as the large need for terminals in Mexico to import and distribute petrochemicals and other liquids.

Transportation Products Group

Markets

Our Transportation Products Group consists of established companies that supply manufactured steel products to the transportation industry. These transportation products serve a wide variety of markets, including the transportation of commodities such as grain, coal, aggregates, chemicals, fertilizers, petrochemicals, and refined products.

Products, Customers and Competitors

We have a leading position in the United States market for the manufacture of inland barges and fiberglass barge covers. We manufacture a variety of hopper barges, tank barges, and fiberglass covers, and we provide a full line of deck hardware to the marine industry, including hatches, castings and winches for towboats and dock facilities. Our customers are primarily commercial marine transportation companies and industrial shippers. We compete with a number of other manufacturers in the United States.

Arcosa is also a recognized manufacturer of steel components for railcars and other transportation equipment. We manufacture axles, circular forgings and coupling devices for freight, tank, locomotive and passenger rail transportation equipment, as well as other industrial uses, and also provide cast components for use in the industrial and mining sectors. Our customers are primarily freight and passenger railcar manufacturers, rail maintenance and repair facilities, railroads, steel mills, and mining equipment manufacturers. We compete with both domestic and foreign manufacturers.

Our Principal Office

Our principal executive offices are currently located at 2525 N. Stemmons Freeway, Dallas, Texas 75207-2401, and our telephone number is currently 214-631-4420. We maintain a website at www.arcosa.com. The information contained on our website or that can be accessed through our website neither constitutes part of this information statement nor is incorporated by reference herein.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is Arcosa and why is Trinity separating Arcosa’s business and distributing Arcosa stock?
Arcosa currently is a wholly-owned subsidiary of Trinity that was formed to hold Trinity’s infrastructure-related businesses. The separation of Arcosa from Trinity and the distribution of Arcosa common stock are intended to provide you with equity investments in two separate companies, each of which will be able to focus on their respective businesses. Trinity and Arcosa believe that the spin-off will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Spin-Off”.

Why am I receiving this document?
Trinity is delivering this document to you because you are a holder of Trinity common stock. If you are a holder of Trinity common stock as of 5:00 p.m. local New York City time on October 17, 2018, the record date for the distribution, you will be entitled to receive one share of Arcosa common stock for every three shares of Trinity common stock that you hold at such time. This document will help you understand how the separation and distribution will affect your investment in Trinity and your investment in Arcosa after the spin-off.

How will the spin-off of Arcosa from Trinity work?
The spin-off will be accomplished through a series of transactions in which (i) the equity interests of the entities that hold assets and liabilities of Trinity’s infrastructure-related businesses described herein will be transferred to Arcosa, (ii) other assets and liabilities will be assigned to or assumed by Arcosa, and (iii) Trinity will then distribute all of the outstanding shares of common stock of Arcosa to Trinity’s stockholders on a pro rata basis as a distribution.

Why is the spin-off of Arcosa structured as a distribution?
Trinity believes that a distribution of Arcosa shares to Trinity stockholders, which Trinity intends to be tax-free for United States federal income tax purposes, is an efficient way to separate its infrastructure-related businesses in a manner that is expected to create long-term benefits and value for Trinity, Arcosa and their respective stockholders.

What is the record date for the distribution?	The record date for the distribution is 5:00 p.m. local New York City time on October 17, 2018.

When will the distribution occur?
It is expected that all of the shares of Arcosa common stock will be distributed by Trinity on or about November 1, 2018, to holders of record of Trinity common stock as of 5:00 p.m. local New York City time on October 17, 2018, the record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

Is a stockholder vote required to approve the distribution?	No stockholder vote is required to approve the distribution.

What do stockholders need to do to participate in the distribution?
Stockholders of Trinity entitled to receive shares in the distribution will not be required to take any action to receive Arcosa common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Trinity common stock or take any other action to receive your shares of Arcosa common stock. Please do not send in your Trinity stock certificates.

Will I receive physical certificates representing shares of Arcosa common stock following the spin-off?
No. Following the spin-off, Arcosa will not issue physical certificates representing shares of Arcosa common stock. If you own Trinity common stock as of 5:00 p.m. local New York City time on October 17, 2018, the record date, Trinity, with the assistance of American Stock Transfer & Trust Company, the distribution agent, will electronically distribute shares of Arcosa common stock to you or to your brokerage firm on your behalf by way of direct registration form. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. The distribution agent or the transfer agent will mail you a book-entry account statement that reflects your shares of Arcosa common stock, or your bank or brokerage firm will credit your account for the shares.

Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of Arcosa common stock held in book-entry form be transferred to a brokerage or other account at any time.

How many shares of Arcosa common stock will I receive in the distribution?
Trinity will distribute to you one share of Arcosa common stock for every three shares of Trinity common stock held by you as of 5:00 p.m. local New York City time on the record date. Based on approximately 146.5 million shares of Trinity common stock outstanding as of September 24, 2018, a total of approximately 48.8 million shares of Arcosa common stock will be distributed. For additional information on the distribution, see the section entitled “The Separation and Distribution”.

Will Arcosa issue fractional shares of its common stock in the distribution?
No. Arcosa will not issue fractional shares of its common stock in the distribution. Fractional shares that Trinity stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for United States federal income tax purposes as described in the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

What are the conditions to the distribution?	The distribution of our common stock by Trinity is subject to the satisfaction of the following conditions:

• The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.

•	The NYSE, or a comparable public market, will have approved the listing of Arcosa common stock, subject to official notice of issuance.

•
Trinity will have received a private letter ruling (the “IRS ruling”) from the United States Internal Revenue Service (the “IRS”), substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the United States Internal Revenue Code of 1986, as amended, (the “Code”). Trinity has received the IRS ruling. See the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

•
Trinity will have received an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity (the “tax opinions”), substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. See the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

•
All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution will have been received.

•
No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.

•	The reorganization of the Trinity and Arcosa businesses prior to the separation and distribution will have been effectuated.

•
No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Trinity Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Trinity or its stockholders.

Trinity and Arcosa cannot assure you that any or all of these conditions will be met, and Trinity may also waive conditions to the distribution. Trinity may decline at any time to go forward with the distribution, whether or not the conditions are satisfied.

What is the expected date of completion of the spin-off?
The completion and timing of the spin-off are dependent upon a number of conditions. It is expected that the shares of Arcosa common stock will be distributed by Trinity on or about November 1, 2018 to the holders of record of Trinity common stock as of 5:00 p.m. local New York City time on October 17, 2018. However, no assurance can be provided as to the timing of the spin-off or that all conditions to the spin-off will be met.

Can Trinity decide to cancel the distribution of Arcosa common stock even if all the conditions have been met?
Yes. Until the distribution has occurred, Trinity has the unilateral and sole and exclusive right to terminate the distribution for any reason, even if all of the conditions are satisfied. See the section entitled “Risk Factors—Risks Related to Arcosa Common Stock”.

What if I want to sell my Trinity common stock or my Arcosa common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading?
Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Trinity common stock: a “regular-way” market and an “ex-distribution” market. Shares of Trinity common stock that trade in the “regular-way” market will trade with an entitlement to shares of Arcosa common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Arcosa common stock distributed pursuant to the distribution. Each stockholder trading in Trinity shares would make any decision as to whether to trade one or more of such stockholder’s shares in Trinity in the “regular-way” market or the “ex-distribution” market.

If you decide to sell any shares of your Trinity common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Trinity common stock with or without your entitlement to Arcosa common stock pursuant to the distribution.

Where will I be able to trade shares of Arcosa common stock?
Arcosa intends to apply to list its common stock on the NYSE under the symbol “ACA”. Arcosa expects that trading in shares of its common stock will begin on a “when-issued” basis on or about the record date and will continue up to and through the distribution date and that “regular-way” trading in Arcosa common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell Arcosa common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Arcosa cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Trinity common stock?	Trinity common stock will continue to trade on the NYSE under the symbol “TRN” both before and after the distribution.

Will the number of shares of Trinity common stock that I own change as a result of the distribution?	No. The number of shares of Trinity common stock that you own will not change as a result of the distribution.

What are the material United States federal income tax consequences of the distribution?
It is a condition to the completion of the distribution that Trinity receives (i) a private letter ruling from the IRS and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the IRS ruling.

Accordingly, and so long as the distribution so qualifies, for United States federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Arcosa common stock pursuant to the distribution. You will, however, recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of Arcosa common stock.

For more information regarding the potential United States federal income tax consequences to Arcosa, to Trinity and to you, see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability of any state, local, and foreign tax laws.

What are the material state, local and foreign income tax consequences of the distribution?
The tax opinions will not address the state, local or foreign income tax consequences of the distribution. You should consult your tax advisor about the particular state, local and foreign tax consequences of the distribution to you, which consequences may differ from those described in the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

How will I determine my tax basis in the Arcosa shares I receive in the distribution?
Assuming that the distribution is tax-free to Trinity stockholders, your tax basis in your Trinity common stock held by you immediately prior to the distribution will be allocated between your Trinity common stock and Arcosa common stock that you receive in the distribution (including any fractional share interest in Arcosa common stock for which cash is received) in proportion to the relative fair market values of each immediately following the distribution. Trinity will provide its stockholders with information to enable them to compute their tax basis in both Trinity and Arcosa shares. This information will be posted on Trinity’s website following the distribution date. You should consult your tax advisor about how this allocation will work in your situation, including a situation where you have purchased Trinity shares at different times or for different amounts, and regarding any particular consequences of the distribution to you.

For a more detailed description, see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

What will Arcosa’s relationship be with Trinity following the spin-off?
Following the completion of the spin-off, Trinity and Arcosa will be independent companies, and the relationship between Arcosa and Trinity will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, an intellectual property matters agreement and an employee matters agreement. These agreements will provide for the allocation between Arcosa and Trinity of Trinity’s and Arcosa’s assets, employees, liabilities and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Arcosa’s spin-off from Trinity. For additional information regarding these agreements, see the sections entitled “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Transactions”.

Will I have appraisal rights in connection with the distribution?	No. Holders of Trinity common stock are not entitled to appraisal rights in connection with the distribution.

Are there risks associated with owning Arcosa common stock?
Yes. Ownership of Arcosa common stock is subject to both general and specific risks relating to Arcosa’s businesses, the industry in which it operates, its ongoing contractual relationships with Trinity, and its status as a separate, publicly-traded company. Ownership of Arcosa common stock is also subject to risks relating to the spin-off, including that following the spin-off, Arcosa’s business will be less diversified than Trinity’s business prior to the spin-off. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Who will manage Arcosa after the spin-off?
Arcosa benefits from having in place a management team with an extensive background in the infrastructure-related business. Led by Antonio Carrillo, Arcosa’s President and Chief Executive Officer, Arcosa’s management team possesses deep knowledge of, and extensive experience in, its industries as well as governance, management, and administration of a publicly traded entity.

For more information regarding Arcosa’s named executive officers and other members of its management team, see the section entitled “Management”.

What will Arcosa’s dividend and share repurchase policy be after the spin-off?
Although Arcosa anticipates that it will likely pay quarterly dividends following the distribution, Arcosa has not yet determined the extent to which it will pay dividends on its common stock. The timing, declaration, amount of, and payment of any dividends following the spin-off by Arcosa is within the discretion of its Board of Directors and will depend upon many factors, including Arcosa’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of Arcosa’s planned debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by its Board of Directors. Moreover, if Arcosa determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. In addition, Arcosa expects to be authorized to implement a share repurchase program if circumstances warrant. See the section entitled “Dividend Policy”.

Will Arcosa incur any debt prior to or at the time of the distribution?
Information regarding Arcosa’s indebtedness following Arcosa’s spin-off from Trinity will be provided in subsequent amendments to this information statement. See the section entitled “Description of Indebtedness”.

Who will be the distribution agent, transfer agent, and registrar for the Arcosa common stock?
The distribution agent, transfer agent and registrar for Arcosa common stock will be American Stock Transfer & Trust Company. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219 Tel: (800) 937-5449

Where can I find more information about Trinity and Arcosa?	If you have any questions relating to Trinity, you should contact:

Trinity Industries, Inc. Investor Relations 2525 N. Stemmons Freeway Dallas, Texas 75207-2401 Tel: 214-631-4420

After the distribution, Arcosa stockholders who have any questions relating to Arcosa should contact Arcosa at:

Arcosa, Inc. Investor Relations 2525 N. Stemmons Freeway Dallas, Texas 75207-2401 Tel: 214-631-4420

SUMMARY OF THE SEPARATION AND DISTRIBUTION

Distributing company
Trinity Industries, Inc.
Distributed company
Arcosa, Inc.

We are a Delaware corporation and, prior to the spin-off, a wholly-owned subsidiary of Trinity. After completion of the separation and distribution, we will be an independent, publicly-traded company.

Distribution ratio
Each holder of Trinity common stock will receive one share of Arcosa common stock for every three shares of Trinity common stock held on October 17, 2018, the record date. Cash will be distributed in lieu of fractional shares, as described in the section entitled “The Separation and Distribution—General Treatment of Fractional Shares of Common Stock”.
Distributed securities
Trinity will distribute all of the shares of Arcosa common stock owned by Trinity, which will be 100 percent of Arcosa’s common stock outstanding immediately prior to the distribution. Based on the approximately 146.5 million shares of Trinity common stock outstanding on September 24, 2018, and applying the distribution ratio of one share of Arcosa common stock for every three shares of Trinity common stock, Trinity will distribute approximately 48.8 million shares of Arcosa common stock to Trinity stockholders who hold Trinity common stock as of the record date. The number of shares that Trinity will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Arcosa common stock, as described below.
Record date
The record date is expected to be 5:00 p.m. local New York City time on October 17, 2018.
Distribution date
The distribution date is expected to be on or about November 1, 2018.
Distribution
On the distribution date, Trinity, with the assistance of American Stock Transfer & Trust Company, the distribution agent, will electronically distribute shares of Arcosa common stock to your bank or brokerage firm on your behalf or through the systems of the DTC (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form. You will not be required to make any payment or surrender or exchange your shares of Trinity common stock or take any other action to receive your shares of Arcosa on the distribution date. Your bank or brokerage firm will credit your account for the shares of Arcosa common stock or the distribution agent or the transfer agent will mail you a book-entry account statement that reflects your shares of Arcosa.

Conditions to the Distribution
The distribution of shares of our common stock by Trinity is subject to the satisfaction of the following conditions:
•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.
•	The NYSE, or a comparable public market, will have approved the listing of Arcosa common stock, subject to official notice of issuance.
•	Trinity will have received a private letter ruling from the IRS, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the IRS ruling.
•	Trinity will have received an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.
•	All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution will have been received.
•	No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.
•	The reorganization of the Trinity and Arcosa businesses prior to the separation and distribution will have been effectuated.
•	No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Trinity Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Trinity or its stockholders.

Trinity and Arcosa cannot assure you that any or all of these conditions will be met, and Trinity may also waive conditions to the distribution. Trinity may decline at any time to go forward with the distribution, whether or not the conditions are satisfied.

Stock exchange listing
We intend to apply to list our common stock on the NYSE under the symbol “ACA”.
Distribution agent
American Stock Transfer & Trust Company
Tax considerations
It is a condition to the completion of the distribution that Trinity receives (i) a private letter ruling from the IRS and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the IRS ruling. Accordingly, and so long as the distribution so qualifies, for United States federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Arcosa common stock pursuant to the distribution. You will, however, recognize gain or loss for United States federal income tax purposes with respect to cash received in lieu of a fractional share of Arcosa common stock.

For more information regarding the potential United States federal income tax consequences to Arcosa, Trinity, and to you of the separation and distribution, see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

Relationship between Trinity and Arcosa following the spin-off
Following the completion of the spin-off, Trinity and Arcosa will be independent companies, and the relationship between Arcosa and Trinity will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement, an intellectual property matters agreement, and an employee matters agreement. These agreements will provide for the allocation between Arcosa and Trinity of Trinity’s and Arcosa’s assets, employees, liabilities, and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Arcosa’s spin-off from Trinity. For additional information regarding these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation” and “Certain Relationships and Related Person Transactions”.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this information statement. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, geopolitical events, changes in laws or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters, or other disruptions of expected economic or business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity, and financial condition.

Risks Related to Arcosa’s Business

Many of the industries in which Arcosa operates are subject to global market volatility and economic cyclicality.

Instability in the global economy, negative conditions in the global credit markets, volatility in the industries that Arcosa’s products serve, fluctuations in commodity prices that Arcosa’s customers produce and transport, changes in legislative policy, adverse changes in the availability of raw materials and supplies or adverse changes in the financial condition of Arcosa’s customers could lead to a reduction in orders for Arcosa’s products and customers’ requests for deferred deliveries of Arcosa’s backlog orders. Additionally such events could result in Arcosa’s customers’ attempts to unilaterally cancel or terminate firm contracts or orders in whole or in part resulting in contract or purchase order breaches which could result in increased commercial litigation costs.

If volatile conditions in the global credit markets prevent Arcosa’s customers’ access to credit, product order volumes may decrease or customers may default on payments owed to Arcosa. Likewise, if Arcosa’s suppliers face challenges obtaining credit, selling their products to customers that require purchasing credit, or otherwise operating their businesses, the supply of materials Arcosa purchases from them to manufacture its products may be interrupted.

Periodic downturns in economic conditions usually have a significant adverse effect on cyclical industries in which Arcosa participates due to decreased demand for new and replacement products. Decreased demand could result in lower sales volumes, lower prices, and/or a decline in or loss of profits. The barge and wind energy industries in particular have previously experienced sharp cyclical downturns and at such times operated with a minimal backlog. While the business cycles of Arcosa’s different operations may not typically coincide, an economic downturn could affect disparate cycles contemporaneously.

Any of the foregoing market or industry conditions or events could result in reductions in Arcosa’s revenues, increased price competition or increased operating costs, which could adversely affect Arcosa’s business, cash flows, results of operations, and financial condition.

Arcosa operates in highly competitive industries. Arcosa may not be able to sustain its market leadership positions, which may impact its financial results.

Arcosa faces aggressive competition in all geographic markets and each industry sector in which it operates. In addition to price, Arcosa faces competition in respect to product performance and technological innovation, quality, reliability of delivery, customer service, and other factors. The effects of this competition, which is often intense, could reduce Arcosa’s revenues and operating profits, limit Arcosa’s ability to grow, increase pricing pressure on Arcosa’s products, and otherwise affect Arcosa’s financial results.

Equipment failures or extensive damage to Arcosa’s facilities, including as might occur as a result of natural disasters, could lead to production, delivery or service curtailments or shutdowns, loss of revenue or higher expenses.

Arcosa operates a substantial amount of equipment at Arcosa’s production facilities, several of which are situated in tornado and hurricane zones and on navigable waterways in the United States. An interruption in production capabilities or maintenance and repair capabilities at Arcosa’s facilities, as a result of equipment failure or acts of nature, including non-navigation orders resulting from excessive or low-water conditions issued from time to time by the United States Army Corps of Engineers on one or more United States rivers that serve Arcosa’s facilities, could reduce or prevent Arcosa’s production, delivery, service, or repair of Arcosa’s products and increase Arcosa’s costs and expenses. A halt of production at any of Arcosa’s manufacturing facilities could severely affect delivery times to Arcosa’s customers. While Arcosa maintains emergency response and business recovery plans that are intended to allow Arcosa to recover from natural disasters that could disrupt Arcosa’s business, Arcosa cannot provide assurances that its plans would fully protect Arcosa from the effects of all such disasters. In addition, insurance may not adequately compensate Arcosa for any losses incurred as a result of natural or other disasters, which may adversely affect Arcosa’s financial condition. Any significant delay in deliveries not otherwise contractually mitigated by favorable force majeure or other provisions could result in cancellation of all or a portion of Arcosa’s orders, cause Arcosa to lose future sales, and negatively affect Arcosa’s reputation and Arcosa’s results of operations.

Arcosa depends on its key management employees, and Arcosa may not be able to retain their services in the future.

Arcosa’s success depends on the continued services of its executive team and key management employees, none of whom currently have an employment agreement with Arcosa. Although Trinity has historically been largely successful in retaining the services of Arcosa’s executives and key management, Arcosa may not be able to do so in the future. The loss of the services of one or more executives or key members of Arcosa’s management team could result in increased costs associated with attracting and retaining a replacement and could disrupt Arcosa’s operations and result in a loss of revenues.

A material disruption at one or more of Arcosa’s manufacturing facilities or in Arcosa’s supply chain could have a material adverse effect on us.

Arcosa owns and operates manufacturing facilities of various ages and levels of automated control and relies on a number of third parties as part of Arcosa’s supply chain, including for the efficient distribution of products to Arcosa’s customers. Any disruption at one of Arcosa’s manufacturing facilities or within Arcosa’s supply chain could prevent Arcosa from meeting demand or require Arcosa to incur unplanned capital expenditures. Older facilities are generally less energy-efficient and are at an increased risk of breakdown or equipment failure, resulting in unplanned downtime. Any unplanned downtime at Arcosa’s facilities may cause delays in meeting customer timelines, result in liquidated damages claims or cause Arcosa to lose or harm customer relationships.

Additionally, Arcosa requires specialized equipment to manufacture certain of its products, and if any of its manufacturing equipment fails, the time required to repair or replace this equipment could be lengthy, which could result in extended downtime at the affected facility. Any unplanned repair or replacement work can also be very expensive. Moreover, manufacturing facilities can unexpectedly stop operating because of events unrelated to Arcosa or beyond its control, including fires and other industrial accidents, floods and other severe weather events, natural disasters, environmental incidents or other catastrophes, utility and transportation infrastructure disruptions, shortages of raw materials, and acts of war or terrorism. Work stoppages, whether union-organized or not, can also disrupt operations at manufacturing facilities.

Furthermore, while Arcosa is generally responsible for delivering products to the customer, any shortages in trucking capacity, any increase in the cost thereof or any other disruption to the highway systems could limit Arcosa’s ability to deliver its products in a timely manner or at all. Any material disruption at one or more of Arcosa’s facilities or those of Arcosa’s customers or suppliers or otherwise within Arcosa’s supply chain, whether as a result of downtime, facility damage, an inability to deliver Arcosa’s products or otherwise, could prevent Arcosa from meeting demand, require Arcosa to incur unplanned capital expenditures or cause other material disruption to Arcosa’s operations, any of which could have a material adverse effect on Arcosa’s business, financial condition, and results of operations.

Delays in construction projects and any failure to manage Arcosa’s inventory could have a material adverse effect on us.

Many of Arcosa’s products are used in large-scale construction projects which generally require a significant amount of planning and preparation before construction commences. However, construction projects can be delayed and rescheduled for a number of reasons, including unanticipated soil conditions, adverse weather or flooding, changes in project priorities, financing issues, difficulties in complying with environmental and other government regulations or obtaining permits, and additional time required to acquire rights-of-way or property rights. These delays or rescheduling may occur with too little notice to allow Arcosa to replace those projects in Arcosa’s manufacturing schedules or to adjust production capacity accordingly, creating unplanned downtime, increasing costs and inefficiencies in Arcosa’s operations, and increased levels of obsolete inventory.

Additionally, Arcosa maintains an inventory of certain products that meet standard specifications and are ultimately purchased by a variety of end users. Arcosa forecasts demand for these products to ensure that it keeps sufficient inventory levels of certain products that Arcosa expects to be in high demand and limit its inventory for which Arcosa does not expect much interest. However, Arcosa’s forecasts are not always accurate and unexpected changes in demand for these products, whether because of a change in preferences or otherwise, can lead to increased levels of obsolete inventory. Any delays in construction projects and Arcosa’s customers’ orders or any inability to manage Arcosa’s inventory could have a material adverse effect on Arcosa’s business, financial condition, and results of operations.

The seasonality of Arcosa’s business and its susceptibility to severe and prolonged periods of adverse weather and other conditions could have a material adverse effect on us.

Demand for Arcosa’s products in some markets is typically seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of Arcosa’s products in Canada and the Northeast and Midwest regions of the United States are somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months in particular due to inclement weather, frozen ground, and fewer hours of daylight. Construction activity can also be affected in any period by adverse weather conditions such as hurricanes, severe storms, torrential rains and floods, natural disasters such as fires and earthquakes, and similar events, any of which could reduce demand for Arcosa’s products, push back existing orders to later dates or lead to cancellations.

Furthermore, Arcosa’s ability to deliver products on time or at all to Arcosa’s customers can be significantly impeded by such conditions and events, such as these described above. Public holidays and vacation periods constitute an additional factor that may exacerbate certain seasonality effects, as building projects or industrial manufacturing processes may temporarily cease. These conditions, particularly when unanticipated, can leave both equipment and personnel underutilized.

Additionally, the seasonal nature of Arcosa’s business has led to variation in Arcosa’s quarterly results in the past and may continue to do so in the future. This general seasonality of Arcosa’s business and any severe or prolonged adverse weather conditions or other similar events could have a material adverse effect on Arcosa’s business, financial condition, and results of operations.

Risks related to Arcosa’s operations outside of the United States, particularly Mexico, could decrease Arcosa’s profitability.

Arcosa’s operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade, economic change or instability, criminal activities or social unrest could limit or curtail Arcosa’s respective foreign business activities and operations, including the ability to hire and retain employees. Violence in Mexico associated with drug trafficking is continuing. Arcosa has not, to date, been materially affected by any of these risks, but Arcosa cannot predict the likelihood of future effects from such risks or any resulting adverse impact on Arcosa’s business, results of operations or financial condition. Many items manufactured by Arcosa in Mexico are sold in the United States and the transportation and import of such products may be disrupted. Some foreign countries where Arcosa operates have regulatory authorities that regulate products sold or used in those countries. If Arcosa fails to comply with the applicable regulations within the foreign countries where Arcosa operates, Arcosa may be unable to market and sell its products in those countries. In addition, with respect to operations in Mexico and other foreign countries, unexpected changes in the political environment, laws, rules, and regulatory requirements; tariffs and other trade barriers, including regulatory initiatives for buying goods produced in America; more stringent or restrictive laws, rules and regulations relating to labor or the environment; adverse tax consequences; price exchange controls and restrictions or regulations affecting cross-border rail and vehicular traffic could limit operations affecting production throughput and making the manufacture and distribution of Arcosa’s products less timely or more difficult. Furthermore, any material change in the quotas, regulations or duties on imports imposed by the United States government and agencies or on exports by the government of Mexico or its agencies, could affect Arcosa’s ability to export products that Arcosa manufactures in Mexico. Because Arcosa has operations outside the United States, Arcosa could be adversely affected by final judgments of non-compliance with the United States Foreign Corrupt Practices Act of 1977 (“FCPA”) or import/export rules and regulations and similar anti-corruption, anti-bribery or import/export laws of other countries.

Potential expansion of our business may expose us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

We may in the future expand our business and operations into jurisdictions outside of the United States in which we have limited operating experience, including with respect to seeking regulatory approvals, marketing or selling products. Our operations in these jurisdictions may be adversely affected by a number of factors, including: general economic conditions and economic and fiscal policy; financial risks, such as longer payment cycles, difficulty in collecting from international customers, the effect of local and regional financial crises and exposure to foreign currency exchange rate fluctuations and controls; multiple, conflicting and changing laws and regulations such as export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses; interest rates and taxation laws and policies; increased government regulation; social stability; and political, economic, or diplomatic developments. Certain jurisdictions have, from time to time, experienced instances of civil unrest and hostilities, both internally and with neighboring countries. Rioting, military activity, terrorist attacks, or armed hostilities could cause our operations in such jurisdictions to be adversely affected or suspended. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars.

In addition, anti-bribery and anti-corruption laws may conflict with some local customs and practices in foreign jurisdictions. Our operations in international jurisdictions may be adversely affected by regulatory and compliance risks that relate to maintaining accurate information and control over activities that may fall within the purview of the FCPA, including both its books and records provisions and its anti-bribery provisions. As a result of our policy to comply with the FCPA and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws

Any of these factors could significantly harm our potential international expansion and operations and, consequently, our revenues, costs, results of operations, and financial condition.

Arcosa may incur increased costs due to fluctuations in interest rates and foreign currency exchange rates.

Arcosa is exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates. Under varying circumstances, Arcosa may seek to minimize these risks through the use of interest rate hedges and similar financial instruments and other activities, although these measures, if and when implemented, may not be effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Repercussions from terrorist activities or armed conflict could harm Arcosa’s business.

Terrorist activities, anti-terrorist efforts, and other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies, potentially preventing Arcosa from meeting its financial and other obligations. In particular, the negative impacts of these events may affect the industries in which Arcosa operates. This could result in delays in or cancellations of the purchase of Arcosa’s products or shortages in raw materials, parts or components. Any of these occurrences could have a material adverse impact on Arcosa’s operating results, revenues, costs, and financial condition.

Arcosa could potentially fail to successfully integrate new businesses or products into its current business.

Arcosa expects to routinely engage in the search for growth opportunities, including assessment of merger and acquisition prospects in new markets and/or products. Any merger or acquisition into which Arcosa enters is subject to integration into Arcosa’s businesses and culture. If such integration is unsuccessful to any material degree, such lack of success could result in unexpected claims or otherwise have a material adverse effect on Arcosa’s business, operations or financial condition.

Arcosa’s access to capital may be limited or unavailable due to deterioration of conditions in the global capital markets and/or weakening of macroeconomic conditions.

In general, Arcosa will rely in large part upon banks and capital markets to fund its growth strategy. These markets can experience high levels of volatility and access to capital can be constrained for extended periods of time. In addition to conditions in the capital markets, a number of other factors could cause Arcosa to incur increased borrowing costs and have greater difficulty accessing public and private markets for both secured and unsecured debt, which factors include Arcosa’s financial performance. If Arcosa is unable to secure financing on acceptable terms, Arcosa’s other sources of funds, including available cash, bank facilities, and cash flow from operations may not be adequate to fund its operations and contractual commitments and refinance existing debt.

Fluctuations in the price and supply of raw materials and parts and components used in the production of Arcosa’s products could have a material adverse effect on its ability to cost-effectively manufacture and sell Arcosa’s products. In some instances, Arcosa relies on a limited number of suppliers for certain raw materials, parts and components needed in its production.

A significant portion of Arcosa’s business depends on the adequate supply of numerous specialty and other parts and components at competitive prices such as flanges for the structural wind towers business. Arcosa’s manufacturing operations partially depend on Arcosa’s ability to obtain timely deliveries of raw materials, parts, and components in acceptable quantities and quality from Arcosa’s suppliers. Certain raw materials, parts, and components for Arcosa’s products are currently available from a limited number of suppliers and, as a result, Arcosa may have limited control over pricing, availability, and delivery schedules. If Arcosa is unable to purchase a sufficient quantity of raw materials, parts, and components on a timely basis, Arcosa could face disruptions in its production and incur delays while Arcosa attempts to engage alternative suppliers. Fewer suppliers could result from unimproved or worsening economic or commercial conditions, potentially increasing Arcosa’s rejections for poor quality and requiring Arcosa to source unknown and distant supply alternatives. Any such disruption or conditions could harm Arcosa’s business and adversely impact Arcosa’s results of operations.

The principal material used in Arcosa’s manufacturing segments is steel. Market steel prices may exhibit periods of volatility. Steel prices may experience further volatility as a result of scrap surcharges assessed by steel mills, tariffs, and other market factors. Arcosa often uses contract-specific purchasing practices, supplier commitments, contractual price escalation provisions, and other arrangements with Arcosa’s customers to mitigate the effect of this volatility on Arcosa’s operating profits for the year. To the extent that Arcosa does not have such arrangements in place, a change in steel prices could materially lower Arcosa’s profitability. In addition, meeting production demands is dependent on Arcosa’s ability to obtain a sufficient amount of steel. An unanticipated interruption in Arcosa’s supply chain could have an adverse impact on both Arcosa’s margins and production schedules.

Reductions in the availability of energy supplies or an increase in energy costs may increase Arcosa’s operating costs.

Arcosa uses various gases, including natural gas, at Arcosa’s manufacturing facilities and uses diesel fuel in vehicles to transport Arcosa’s products to customers and to operate its plant equipment. An outbreak or escalation of hostilities between the United States and any foreign power and, in particular, prolonged conflicts could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas or energy in general. Extreme weather conditions and natural occurrences such as hurricanes, tornadoes, and floods could result in varying states of disaster and a real or perceived shortage of petroleum and/or natural gas, including rationing thereof, potentially resulting in an increase in natural gas prices or general energy costs. Speculative trading in energy futures in the world markets could also result in an increase in natural gas and general energy cost. Future limitations on the availability (including limitations imposed by increased regulation or restrictions on rail, road, and pipeline transportation of energy supplies) or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct Arcosa’s business cost effectively.

Shortages of skilled labor could adversely impact Arcosa’s operations.

Arcosa depends on skilled labor in the manufacture, maintenance, and repair of Arcosa’s products. Some of Arcosa’s facilities are located in areas where demand for skilled laborers may exceed supply. Shortages of some types of skilled laborers, such as welders, could restrict Arcosa’s ability to maintain or increase production rates and could increase Arcosa’s labor costs.

Some of Arcosa’s employees belong to labor unions and strikes or work stoppages could adversely affect Arcosa’s operations.

Arcosa is a party to collective bargaining agreements with various labor unions at some of Arcosa’s operations in the United States and all of Arcosa’s operations in Mexico. Disputes with regard to the terms of these agreements or Arcosa’s potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages, or other slowdowns by the affected workers. Arcosa cannot be assured that its relations with its workforce will remain positive or that union organizers will not be successful in future attempts to organize at some of Arcosa’s facilities. If Arcosa’s workers were to engage in a strike, work stoppage, or other slowdown or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, Arcosa could experience a significant disruption of its operations and higher ongoing labor costs. In addition, Arcosa could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns or reductions in the size and scope of its operations or difficulties of restarting Arcosa’s operations that have been temporarily shuttered.

Our business is subject to significant regulatory compliance burdens.

We are subject to various governmental regulations related to occupational safety and health, labor, and business practices. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alterations of our production processes, cessation of operations, or other actions which could harm our business.

Although we believe that we are in material compliance with all applicable regulations material to our business operations, amendments to existing statutes and regulations or adoption of new statutes and regulations could require us to continually alter our methods of operation and/or discontinue the sale of certain of our products resulting in costs to us that could be substantial. We may not be able, for financial or other reasons, to comply with applicable laws, rules, regulations, and permit requirements. Our failure to comply with applicable laws, rules or regulations or permit requirements could subject us to civil remedies, including substantial fines, penalties, and injunctions, as well as possible criminal sanctions, which would, if of significant magnitude, materially adversely impact our operations and future financial condition.

Violations of or changes in the regulatory requirements applicable to the industries in which Arcosa operates may increase Arcosa’s operating costs.

Arcosa’s inland barge operations are subject to regulation including, but not limited to, by the United States Coast Guard; the United States National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents, and recommend improved safety standards.

Arcosa’s Construction Products Group is subject to regulation by the United States Occupational Safety and Health Administration (“OSHA”), the United States Mine Safety and Health Administration (“MSHA”), and various state agencies.

Arcosa’s storage and distribution containers are subject to the regulations by the United States Pipeline and Hazardous Materials Safety Administration (“PHMSA”) and the United States Federal Motor Carrier Safety Administration (“FMCSA”), both of which are part of the United States Department of Transportation (“USDOT”). These agencies promulgate and enforce rules and regulations pertaining, in part, to the manufacture of containers that are used in the storage, transportation and transport arrangement, and distribution of regulated and non-regulated substances.

Arcosa’s operations are also subject to regulation of health and safety matters by OSHA and MSHA. Arcosa believes it employs appropriate precautions to protect its employees and others from workplace injuries and harmful exposure to materials handled and managed at Arcosa’s facilities.

Future regulatory changes or the determination that Arcosa’s products or processes are not in compliance with applicable requirements, rules, regulations, specifications, standards or product testing criteria might result in additional operating expenses, administrative fines or penalties, product recalls or loss of business that could have a material adverse effect on Arcosa’s financial condition and operations.

Arcosa is subject to health and safety laws and regulations and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.

Manufacturing and construction sites are inherently dangerous workplaces. Arcosa’s manufacturing sites often put Arcosa’s employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, heavy products and other items, and highly regulated materials. As a result,

Arcosa is subject to a variety of health and safety laws and regulations dealing with occupational health and safety. Unsafe work sites have the potential to increase employee turnover and raise Arcosa’s operating costs. Arcosa’s safety record can also impact Arcosa’s reputation. Arcosa maintains functional groups whose primary purpose is to ensure Arcosa implements effective work procedures throughout Arcosa’s organization and take other steps to ensure the health and safety of Arcosa’s work force, but there can be no assurances these measures will be successful in preventing injuries or violations of health and safety laws and regulations. Any failure to maintain safe work sites or violations of applicable law could expose Arcosa to significant financial losses and reputational harm, as well as civil and criminal liabilities, any of which could have a material adverse effect on Arcosa’s business, financial condition, and results of operations.

Employment related lawsuits could be brought against us for improper termination of employment, sexual harassment, hostile work environment and other claims. These lawsuits could be expensive, time consuming, and result in substantial damages to us and increases in our insurance rates.

If Arcosa terminates someone’s employment for improper reasons, fails to provide an appropriate work environment, or it is alleged that we did so, Arcosa may become subject to substantial and costly litigation by its former and current employees. Such claims could divert management’s attention from Arcosa’s core business, be expensive to defend, and result in sizable damage awards against Arcosa. Arcosa’s current insurance coverage may not apply or may not be sufficient to cover these claims and the coverage Arcosa has is subject to deductibles for which we are responsible. Moreover, in the future, Arcosa may not be able to obtain insurance in amount or scope sufficient to provide it with adequate coverage against potential liabilities. Any employment related claims brought against Arcosa, with or without merit, could increase employment law insurance rates or prevent Arcosa from securing continuing coverage, could harm Arcosa’s reputation in the industry and reduce product sales. Arcosa would need to pay any losses in excess of insurance coverage out of cash reserves, harming Arcosa’s financial condition and adversely affecting operating results.

Arcosa has potential exposure to environmental liabilities that may increase costs and lower profitability.

Arcosa is subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to: (i) the release or discharge of regulated materials into the environment at Arcosa’s facilities or with respect to Arcosa’s products while in operation; (ii) the management, use, processing, handling, storage, transport and transport arrangement, and disposal of hazardous and non-hazardous waste, substances and materials, and (iii) other activities relating to the protection of human health and the environment. Such laws and regulations expose Arcosa to liability for its own acts and in certain instances potentially expose Arcosa to liability for the acts of others. These laws and regulations also may impose liability on Arcosa currently under circumstances where at the time of the action taken, Arcosa’s acts or those of others complied with then applicable laws and regulations. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Arcosa’s operations involving hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for Arcosa’s operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. Although Arcosa regularly monitors and reviews its operations, procedures, and policies for compliance with Arcosa’s operating permits and related laws and regulations, the risk of environmental liability is inherent in the operation of Arcosa’s businesses, as it is with other companies operating under environmental permits.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with the manufacture of Arcosa’s products and related business activities and properties, may give rise to additional compliance and other costs that could have a material adverse effect on Arcosa’s financial condition and operations.

In addition to environmental laws, the transportation of commodities by rail, barge, or container raises potential risks in the event of an accident that results in the release of an environmentally sensitive substance. Generally, liability under existing laws for an accident depends upon causation analysis and the acts, errors, or omissions, if any, of a party involved in the transportation activity, including, but not limited to, the shipper, the buyer, and the seller of the substances being transported, or the manufacturer of the barge, container, or its components. Additionally, the severity of injury or property damage arising from an incident may influence the causation responsibility analysis, exposing

Arcosa to potentially greater liability. Under certain circumstances, strict liability concepts may apply and if Arcosa is found liable in any such incident, it could have a material adverse effect on Arcosa’s financial condition, business and operations.

Responding to claims relating to improper handling, transport, storage or disposal of hazardous materials could be time consuming and costly.

We use controlled hazardous materials in our business and generate wastes that are regulated as hazardous wastes under United States federal, state, and local environmental laws and under equivalent provisions of law in those and other jurisdictions in which our manufacturing facilities are located. Our use of these substances and materials is subject to stringent, and periodically changing, regulation that can impose costly compliance obligations on us and have the potential to adversely affect our manufacturing activities. We are also subject to potential liability for claims alleging property damage and personal and bodily injury or death arising from the use of or exposure to our products, especially in connection with products we manufacture that our customers use to transport or store hazardous, flammable, toxic, or explosive materials.

The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, we could be held liable for any damages that result, as well as incurring clean-up costs and liabilities, which can be substantial. Additionally, an accident could damage our facilities, resulting in delays and increased costs.

Our manufacturing plants or other facilities may have unknown environmental conditions that could be expensive and time-consuming to correct.

There can be no assurance that we will not encounter hazardous environmental conditions at any of our manufacturing plants or other facilities that may require us to incur significant clean-up or correction costs. Upon encountering a hazardous environmental condition or receiving a notice of a hazardous environmental condition, we may be required to correct the condition. The presence of a hazardous environmental condition relating to any of our manufacturing plants or other facilities may require significant expenditures to correct the environmental condition.

Business, regulatory, and legal developments regarding climate change may affect the demand for Arcosa’s products or the ability of Arcosa’s critical suppliers to meet Arcosa’s needs.

Arcosa has followed the current debate over climate change in general, and the related science, policy discussion, and prospective legislation. Some scientific studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases (“GHGs”) which include carbon dioxide and methane, may be contributing to warming of the Earth’s atmosphere and other climate changes. Additionally, Arcosa periodically reviews the potential challenges and opportunities for Arcosa that climate change policy and legislation may pose. However, any such challenges or opportunities are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to Arcosa’s industries.

Potential impacts of climate change include physical impacts, such as disruption in production and product distribution due to impacts from major storm events, shifts in regional weather patterns and intensities, and potential impacts from sea level changes. There is also a potential for climate change legislation and regulation that could adversely impact the cost of certain manufacturing inputs, including the cost of energy and electricity.

In response to an emerging scientific and political consensus, legislation and new rules to regulate emission of GHGs has been introduced in numerous state legislatures, the United States Congress and by the United States Environmental Protection Agency. Some of these proposals would require industries to meet stringent new standards that may require substantial reductions in carbon emissions. While Arcosa cannot assess the direct impact of these or other potential regulations, it does recognize that new climate change protocols could affect demand for its products and/or affect the price of materials, input factors and manufactured components. Potential opportunities could include greater demand for structural wind towers, while potential challenges could include decreased demand for certain types of products and higher energy costs. Other adverse consequences of climate change could include an increased frequency of severe weather events and rising sea levels that could affect operations at Arcosa’s manufacturing facilities as well as the price of insuring company assets or other unforeseen disruptions of Arcosa’s operations, systems, property, or equipment. Ultimately, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape.

The impacts of climate change on our operations and the Company overall are highly uncertain and difficult to estimate. However, climate change legislation and regulation concerning greenhouse gases could have a material adverse effect on our future financial position, results of operations or cash flows.

Arcosa may be required to reduce the value of Arcosa’s long-lived assets, including intangible assets, and/or goodwill, which would weaken Arcosa’s financial results. Further, if the goodwill or intangible assets we have recorded in connection with acquisitions becomes impaired, it could have a material adverse impact on our financial condition, results of operations, shareholder’s equity, and/or share price.

Arcosa periodically evaluates for potential impairment the carrying values of Arcosa’s long-lived assets, including intangible assets, to be held and used. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced commensurate with the estimated cost to dispose of the assets. In addition, goodwill is required to be tested for impairment annually or on an interim basis whenever events or circumstances change indicating that the carrying amount of the goodwill might be impaired.

Certain noncash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Any impairment of the value of goodwill or other intangible assets will result in a noncash charge against earnings, which could have a material adverse effect on our financial condition, results of operations, shareholder’s equity, and/or share price.

Changes in accounting policies or inaccurate estimates or assumptions in the application of accounting policies could adversely affect the reported value of Arcosa’s assets or liabilities and financial results.

Arcosa’s financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The significant accounting policies, together with the other notes that follow, are an integral part of the financial statements. Some of these policies require the use of estimates and assumptions that may affect the reported value of Arcosa’s assets or liabilities and financial results and require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Accounting standard setters and those who interpret the accounting standards (such as the Financial Accounting Standards Board, the SEC, and Arcosa’s independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be difficult to predict and can materially impact how Arcosa records and reports its financial condition and results of operations. In some cases, Arcosa could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For a further discussion of some of Arcosa’s critical accounting policies and standards and recent accounting changes, see Critical Accounting Policies and Estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations, Note 3 “Summary of Significant Accounting Policies” of the Notes to Audited Annual Combined Financial Statements, and Note 1 “Summary of Significant Accounting Policies” of the Notes to Unaudited Interim Combined Financial Statements.

From time to time Arcosa may take tax positions that the Internal Revenue Service or other taxing jurisdictions may contest.

The subsidiaries and businesses of Trinity that will comprise Arcosa have in the past and Arcosa may in the future take tax positions that the Internal Revenue Service or other taxing jurisdictions may challenge. Arcosa is required to disclose to the IRS as part of Arcosa’s tax returns particular tax positions in which Arcosa has a reasonable basis for the position but not a “more likely than not” chance of prevailing. If the IRS successfully contests a tax position that Arcosa takes, Arcosa may be required to pay additional taxes or fines which may not have been previously accrued that may adversely affect its results of operations and financial position.

The limited number of customers for certain of Arcosa’s products, the variable purchase patterns of Arcosa’s customers in all of its segments, and the timing of completion, delivery, and customer acceptance of orders may cause Arcosa’s revenues and income from operations to vary substantially each quarter, potentially resulting in significant fluctuations in its quarterly results.

Some of the markets Arcosa serves have a limited number of customers. The volumes purchased by customers in each of Arcosa’s business segments vary from year to year, and not all customers make purchases every year. As a result, the order levels for Arcosa’s products have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Therefore, Arcosa’s results of operations in any particular quarterly period may also vary. As a result of these quarterly fluctuations, Arcosa believes that comparisons of its sales and operating results between quarterly periods may not be meaningful and should not be relied upon as indicators of future performance.

Some of Arcosa’s products are sold to contractors, distributors, installers, and rental companies who may misuse, abuse, improperly install or improperly or inadequately maintain or repair such products, thereby potentially exposing Arcosa to claims that could increase Arcosa’s costs and weaken Arcosa’s financial condition.

The products Arcosa manufactures are designed to work optimally when properly assembled, operated, installed, repaired, and maintained. When this does not occur, Arcosa may be subjected to claims or litigation associated with personal or bodily injuries or death and property damage.

Some of Arcosa’s customers place orders for Arcosa’s products (i) in reliance on their ability to utilize tax benefits or tax credits such as accelerated depreciation or the production tax credit for renewable energy or (ii) to utilize federal-aid programs that allow for purchase price reimbursement or other government funding or subsidies, any of which benefits, credits or programs could be discontinued or allowed to expire without extension thereby reducing demand for certain of Arcosa’s products.

There is no assurance that the United States government will reauthorize, modify, or otherwise not allow the expiration of tax benefits, tax credits, subsidies, or federal-aid programs that may include funding of the purchase or purchase price reimbursement of certain of Arcosa’s products. In instances where such benefits, credits, subsidies or programs are allowed to expire or are otherwise modified or discontinued, the demand for Arcosa’s products could decrease, thereby creating the potential for a material adverse effect on Arcosa’s financial condition or results of operations.

United States government actions relative to the federal budget, taxation policies, government expenditures, United States borrowing/debt ceiling limits, and trade policies could adversely affect Arcosa’s business and operating results.

Periods of impasse, deadlock, and last minute accords may continue to permeate many aspects of United States governance, including federal government budgeting and spending, taxation, United States deficit spending and debt ceiling adjustments, and international commerce. Such periods could negatively impact United States domestic and global financial markets, thereby reducing customer demand for Arcosa’s products and services and potentially result in reductions in Arcosa’s revenues, increased price competition, or increased operating costs, any of which could adversely affect Arcosa’s business, results of operations, and financial condition. Arcosa produces many of its products at its manufacturing facilities in Mexico. Arcosa’s business benefits from free trade agreements such as the North American Free Trade Agreement (“NAFTA”). NAFTA and future import taxes are currently under scrutiny by the current United States administration. On August 6, 2017, the United States Trade Representative opened the renegotiation of NAFTA with the governments of Canada and Mexico. The United States administration has indicated a willingness to exercise its right to withdraw from NAFTA after a six month notice period. If a preference for bi-lateral trade agreements emerges, then wholesale renegotiation of, or a United States withdrawal from, NAFTA could result and cause significant change or interruption to commercial transactions between the United States and Mexico that could adversely affect Arcosa’s business, financial condition, and results of operations.

Arcosa’s business is based in part on government-funded infrastructure projects and building activities, and any reductions or re-allocation of spending or related subsidies in these areas could have an adverse effect on us.

Certain of Arcosa’s businesses depend on government spending for infrastructure and other similar building activities. As a result, demand for some of Arcosa’s products is influenced by United States federal government fiscal policies and tax incentives and other subsidies. Projects in which Arcosa participates may be funded directly by governments or privately-funded, but are otherwise tied to or impacted by government policies and spending measures.

Government infrastructure spending and governmental policies with respect thereto depend primarily on the availability of public funds, which is influenced by many factors, including governmental budgets; public debt levels; interest rates; existing and anticipated and actual federal, state, provincial, and local tax revenues; government leadership; and the general political climate, as well as other general macroeconomic and political factors. In addition, United States federal government funds may only be available based on states’ willingness to provide matching funding. Government spending is often approved only on a short-term basis and some of the projects in which Arcosa’s products are used require longer-term funding commitments. If government funding is not approved or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory, and decrease sales, all of which could adversely affect the profitability of Arcosa’s business.

Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could affect Arcosa’s business, financial condition, and results of operations.

Litigated disputes and other claims could increase Arcosa’s costs and weaken Arcosa’s financial condition.

Arcosa is currently, and may from time to time be, involved in various claims or legal proceedings arising out of Arcosa’s operations. Adverse judgments and outcomes in some or all of these matters could result in significant losses and costs that could weaken Arcosa’s financial condition. Although Arcosa maintains reserves for its reasonably estimable liability, Arcosa’s reserves may be inadequate to cover its portion of claims or final judgments after taking into consideration rights in indemnity and recourse under insurance policies or to third parties as a result of which there could be a material adverse effect on Arcosa’s business, operations, or financial condition.

While state and federal procedural rules exist to curtail the filing of claims against Arcosa in jurisdictions unrelated to the underlying claims, courts sometime may not enforce these rules, exposing Arcosa to a greater likelihood of unfavorable results and increased litigation costs. Whenever Arcosa’s products are sold to or ultimately owned and/or operated by governments or their authorized agencies, Arcosa may be unable to seek redress or recourse to at-fault parties. When litigation arising from the installation, maintenance, replacement or use of Arcosa’s products is filed against Arcosa, recourse to such governments or authorized agencies may be subject to sovereign immunity or related defenses thereby exposing Arcosa to risk of liability and increased costs irrespective of fault.

Arcosa’s manufacturer’s warranties expose Arcosa to product replacement and repair claims.

Depending on the product, Arcosa warrants its workmanship and certain materials (including surface coatings), parts, and components pursuant to express limited contractual warranties. Arcosa may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout Arcosa’s production process or claims for which the cost of repairing or replacing the defective part, component, or material is highly disproportionate to the original price. These types of warranty claims could result in significant costs associated with product recalls or product repair or replacement, and damage to Arcosa’s reputation.

Defects in materials and workmanship could harm our reputation, expose us to product warranty or other liability claims, decrease demand for products, or materially harm existing or prospective customer relationships.

There is an inherent risk in manufacturing technically advanced products. We may experience issues in the field related to manufacturing defects and are exposed to warranty and product liability claims, with or without merit, that may require costly repairs or replacement and may include cost related to disassembly of our products and transportation of the products from the field to our facilities and returning the products to the customer, a change in our manufacturing processes or recall of previously manufactured products, which could result in significant expense and materially harm our existing or prospective customer relationships. Any of the foregoing could materially harm our business, operating results, and financial condition.

Increasing insurance claims and expenses could lower profitability and increase business risk.

Arcosa is subject to potential liability for claims alleging property damage and personal and bodily injury or death arising from the use of or exposure to Arcosa’s products, especially in connection with products Arcosa manufactures that Arcosa’s customers use to transport hazardous, flammable, toxic, or explosive materials. As policies expire, premiums for renewed or new coverage may further increase and/or require that Arcosa increase its self-insured retention or deductibles. Arcosa maintains primary coverage and excess coverage policies. If the number of claims or the dollar amounts of any such claims rise in any policy year, Arcosa could suffer additional costs associated with accessing its excess coverage policies. Also, an increase in the loss amounts attributable to such claims could expose Arcosa to uninsured damages if Arcosa were unable or elected not to insure against certain claims because of high premiums or other reasons. While Arcosa’s liability insurance coverage is at or above levels based on commercial norms in Arcosa’s industries, an unusually large liability claim or a string of claims coupled with an unusually large damage award could exceed Arcosa’s available insurance coverage. In addition, the availability of, and Arcosa’s ability to collect on, insurance coverage is often subject to factors beyond Arcosa’s control, including positions on policy coverage taken by insurers. If any of Arcosa’s third-party insurers fail, cancel or refuse coverage or otherwise are unable to provide Arcosa with adequate insurance coverage, then Arcosa’s risk exposure and Arcosa’s operational expenses may increase and the management of its business operations would be disrupted. Moreover, any accident or incident involving Arcosa’s industries in general or Arcosa or Arcosa’s products specifically, even if Arcosa is fully insured, contractually indemnified, or not held to be liable, could negatively affect Arcosa’s reputation among customers and the public, thereby making it more difficult for Arcosa to compete effectively, and could significantly affect the cost and availability of insurance in the future.

Arcosa’s inability to produce and disseminate relevant and/or reliable data and information pertaining to Arcosa’s business in an efficient, cost-effective, secure, and well-controlled fashion may have significant negative impacts on confidentiality requirements and obligations and trade secret or other proprietary needs and expectations and, therefore, Arcosa’s future operations, profitability and competitive position.

Arcosa relies on information technology infrastructure and architecture, including hardware, network including the cloud, software, people, and processes to provide useful and confidential information to conduct Arcosa’s business in the ordinary course, including correspondence and commercial data and information interchange with customers, suppliers, legal counsel, governmental agencies, and consultants and to support assessments and conclusions about future plans and initiatives pertaining to market demands, operating performance, and competitive positioning. In addition, any material failure, interruption of service, compromised data security, or cybersecurity threat could adversely affect Arcosa’s relations with suppliers and customers, place Arcosa in violation of confidentiality and data protection laws, rules, and regulations, and result in negative impacts to Arcosa’s market share, operations, and profitability. Security breaches in Arcosa’s information technology could result in theft, destruction, loss, misappropriation, or release of confidential data, trade secrets, or other proprietary or intellectual property that could adversely impact Arcosa’s future results.

Cybersecurity incidents could disrupt our business and result in the compromise of confidential information.

Our business is at risk from and may be impacted by information security incidents, including attempts to gain unauthorized access to our confidential data, ransomware, malware, and other electronic security events. Such incidents can range from individual attempts to gain unauthorized access to our information technology systems to more sophisticated security threats. They can also result from internal compromises, such as human error, or malicious acts. While we employ a number of measures to prevent, detect, and mitigate these threats, there is no guarantee such efforts will be successful in preventing a cyber event. Cybersecurity incidents could disrupt our business and compromise confidential information of ours and third parties.

The use of social and other digital media (including websites, blogs, and newsletters) to disseminate false, misleading, and/or unreliable or inaccurate data and information about Arcosa could create unwarranted volatility in Arcosa’s stock price and losses to Arcosa’s stockholders and could adversely affect Arcosa’s reputation, products, business, and operating results.

The number of people relying on social and other digital media to receive news, data, and information is increasing. Social and other digital media can be used by anyone to publish data and information without regard for factual accuracy. The use of social and other digital media to publish inaccurate, offensive, and disparaging data and information coupled with the increasingly frequent use of strong language and hostile expression, may exacerbate the public’s inability to distinguish between what is factual and what is false and could obstruct an effective and timely response to correct inaccuracies or falsehoods. Such use of social and other digital media could result in unexpected and unsubstantiated claims concerning Arcosa in general or Arcosa’s products, Arcosa’s leadership, or Arcosa’s reputation among customers and the public at large, thereby making it more difficult for Arcosa to compete effectively, and potentially having a material adverse effect on Arcosa’s business, operations, or financial condition.

Arcosa’s inability to sufficiently protect Arcosa’s intellectual property rights could adversely affect Arcosa’s business.

Arcosa’s patents, copyrights, trademarks, trade secrets, and other intellectual property rights are important to Arcosa’s success. Arcosa relies on patent, copyright, and trademark law, and trade secret protection and confidentiality and/or license agreements with others to protect Arcosa’s intellectual property rights. Arcosa’s trademarks, service marks, copyrights, patents and trade secrets may be exposed to market confusion, commercial abuse, infringement, or misappropriation and possibly challenged, invalidated, circumvented, narrowed, or declared unenforceable by countries where Arcosa’s products and services are made available, including countries where the laws may not protect Arcosa’s intellectual property rights as fully as in the United States. Such instances could negatively impact Arcosa’s competitive position and adversely affect Arcosa’s business. Additionally, Arcosa could be required to incur significant expenses to protect its intellectual property rights.

Risks Related to the Spin-Off

Arcosa may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect Arcosa’s business.

Arcosa may not be able to achieve the full strategic and financial benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. The spin-off is expected to provide the following benefits, among others:

•	allow each company to more effectively pursue its own distinct operating priorities and strategies, enable the management of both companies to pursue separate opportunities for long-term growth and profitability and to recruit, retain and motivate employees pursuant to compensation policies which are appropriate for their respective lines of business;
•	permit each company to concentrate its financial resources solely on its own operations, providing greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs; and
•	enable investors to evaluate the merits, performance, and future prospects of each company’s businesses and to invest in each company separately based on these distinct characteristics.

Arcosa may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the spin-off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Arcosa’s business; (b) following the spin-off, Arcosa’s stock price may be more susceptible to market fluctuations and other events particular to one or more of Arcosa’s products than if it were still a part of Trinity and (c) following the spin-off, Arcosa’s operational and financial profile will change such that Arcosa’s diversification of revenue sources will diminish, and Arcosa’s results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility than prior to the spin-off. Additionally, Arcosa may experience unanticipated competitive developments, including changes in the conditions of Arcosa’s infrastructure-related businesses’ markets that could negate the expected benefits from the spin-off. If Arcosa does not realize some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, the business, financial condition, results of operations, and cash flows of Arcosa could be adversely affected.

Arcosa has no history operating as an independent, publicly-traded company, and Arcosa’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly-traded company and therefore may not be a reliable indicator of its future results.

Arcosa is being spun-off from Trinity, its parent company, and has no operating history as an independent, publicly-traded company. The historical information about Arcosa in this information statement refers to Arcosa’s business as part of Trinity. Arcosa’s historical and pro forma financial information included in this information statement is derived from the combined financial statements and accounting records of Trinity. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations, or cash flows that Arcosa would have achieved as a separate, publicly-traded company during the periods presented or those that Arcosa will achieve in the future primarily as a result of the factors described below:

•	Arcosa will need to make significant investments to replicate or outsource certain systems, infrastructure and functional expertise after its spin-off from Trinity. These initiatives to develop Arcosa’s independent ability to operate without access to Trinity’s existing operational and administrative infrastructure will be costly to implement. Arcosa may not be able to operate its business efficiently or at comparable costs, and its profitability may decline; and

•	Arcosa has relied upon Trinity for working capital requirements and other cash requirements, including in connection with Arcosa’s previous acquisitions. Subsequent to the spin-off, Trinity will not be providing Arcosa with funds to finance Arcosa’s working capital or other cash requirements. After the spin-off, Arcosa’s access to and cost of debt financing may be different from the historical access to and cost of debt financing under Trinity. Differences in access to and cost of debt financing may result in differences in the interest rate charged to Arcosa on financings, as well as the amounts of indebtedness, types of financing structures, and debt markets that may be available to Arcosa, which could have an adverse effect on Arcosa’s business, financial condition, results of operations, and cash flows.

For additional information about the past financial performance of Arcosa’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of Arcosa’s business, see the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the Audited Annual Combined Financial Statements and accompanying Notes, and the Unaudited Interim Combined Financial Statements and accompanying Notes included elsewhere in this information statement.

Trinity may fail to perform under various transaction agreements that will be executed as part of the spin-off or Arcosa may fail to have necessary systems and services in place when Trinity is no longer obligated to provide services under the various agreements.

Arcosa and Trinity will enter into certain agreements, such as the separation and distribution agreement, a transition services agreement, and those other agreements discussed in greater detail in the section entitled “Certain Relationships and Related Person Transactions—Agreements with Trinity,” which may provide for the performance by each company for the benefit of the other for a period of time after the spin-off. If Trinity is unable to satisfy its obligations under these agreements, including its indemnification obligations, Arcosa could incur operational difficulties or losses.

If Arcosa does not have in place its own systems and services, and does not have agreements with other providers of these services when the transitional or other agreements terminate, or if Arcosa does not implement the new systems or replace Trinity’s services successfully, Arcosa may not be able to operate its business effectively, which could disrupt its business and have a material adverse effect on its business, financial condition, and results of operations. These systems and services may also be more expensive to install, implement and operate, or less efficient than the systems and services Trinity is expected to provide during the transition period.

Potential indemnification liabilities to Trinity pursuant to the separation and distribution agreement could materially and adversely affect Arcosa’s business, financial condition, results of operations, and cash flows.

The separation and distribution agreement, among other things, provides for indemnification obligations designed to make Arcosa financially responsible for certain liabilities that may exist relating to its business activities. If Arcosa is required to indemnify Trinity under the circumstances set forth in the separation and distribution agreement, Arcosa may be subject to substantial liabilities.

Arcosa may be subject to certain contingent liabilities of Trinity following the spin-off.

After the spin-off, there is the possibility that certain liabilities of Trinity could become Arcosa’s obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the Trinity United States consolidated group during a taxable period or portion of a taxable period ending on or before the effective time of the distribution is jointly and severally liable for the United States federal income tax liability of the entire Trinity United States consolidated group for that taxable period. Consequently, if Trinity is unable to pay the consolidated United States federal income tax liability for a prior period, Arcosa could be required to pay the entire amount of such tax which could be substantial and in excess of the amount allocated to it under the tax matters agreement between it and Trinity. For a discussion of the tax matters agreement, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Trinity—Tax Matters Agreement”. Other provisions of federal law establish similar liability for other matters, including laws governing tax-qualified pension plans as well as other contingent liabilities.

In connection with Arcosa’s spin-off from Trinity, Trinity will indemnify Arcosa for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure Arcosa against the full amount of such liabilities, or that Trinity’s ability to satisfy its indemnification obligation will not be impaired in the future.

Trinity will agree to indemnify Arcosa for certain pre-spin-off liabilities as discussed further in “Certain Relationships and Related Person Transactions—Agreements with Trinity”. However, third parties could also seek to hold Arcosa responsible for liabilities that Trinity has agreed to retain, and there can be no assurance that the indemnity from Trinity will be sufficient to protect Arcosa against the full amount of such liabilities, or that Trinity will be able to fully satisfy its indemnification obligations. In addition, Trinity’s insurers may attempt to deny coverage to Arcosa for liabilities associated with certain occurrences of indemnified liabilities prior to the spin-off.

If the distribution of shares of Arcosa, together with certain related transactions, does not qualify as a transaction that is generally tax-free for United States federal income tax purposes, you and Trinity could be subject to significant tax liability and, in certain circumstances, Arcosa could be required to indemnify Trinity for material taxes pursuant to indemnification obligations under the tax matters agreement.

It is a condition to the distribution of shares of Arcosa that Trinity receives (i) a private letter ruling from the IRS and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the private letter ruling from the IRS. The IRS ruling relies, and the tax opinions will rely on certain facts, assumptions, representations, and undertakings from Trinity and Arcosa, including those regarding the past and future conduct of the companies’ respective businesses and other matters, and the tax opinions will rely on the IRS ruling. Notwithstanding the IRS ruling and the tax opinions, the IRS could determine that the distribution or any such related transaction is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distribution should be taxable for other reasons, including if the IRS were to disagree with the conclusions in the tax opinions that are not covered by the IRS ruling. For more information regarding the IRS ruling and the tax opinions, see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”.

If the distribution is determined to be taxable for United States federal income tax purposes, a stockholder of Trinity that has received shares of Arcosa common stock in the distribution would be treated as having received a distribution of property in an amount equal to the fair value of such Arcosa shares on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of Trinity’s current and accumulated earnings and profits, including Trinity’s taxable gain, if any, on the distribution. Any amount that exceeded Trinity’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Trinity stock, with any remaining amount being taxed as capital gain. Trinity would recognize a taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of Arcosa common stock held by Trinity on the distribution date over Trinity’s tax basis in such shares.

Under the tax matters agreement between Trinity and Arcosa, Arcosa would generally be required to indemnify Trinity against any taxes imposed on Trinity that arise from the failure of the distribution to qualify as tax-free for United States federal income tax purposes within the meaning of Section 355 of the Code or the failure of certain related transactions to qualify for tax-free treatment, to the extent such failure to qualify is attributable to actions, events or transactions relating to Arcosa’s stock, assets or business or any breach of Arcosa’s representations, covenants or obligations under the tax matters agreement (or any other agreement Arcosa enters into in connection with the separation and distribution), the materials submitted to the IRS in connection with the request for the IRS ruling or the representation letters provided by Arcosa in connection with the tax opinions. Events triggering an indemnification obligation under the tax matters agreement include events occurring after the distribution that cause Trinity to recognize a gain under Section 355(e) of the Code, described in the section entitled “Material United States Federal Income Tax Consequences of the Distribution”. Such tax amounts could be significant, and Arcosa’s obligations under the tax matters agreement will not be limited by amount or subject to any cap. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Trinity—Tax Matters Agreement”. If Arcosa is required to indemnify Trinity under the circumstances set forth above or otherwise under the tax matters agreement, Arcosa may be subject to substantial liabilities, which could materially adversely affect its financial position.

Arcosa may not be able to engage in certain corporate transactions after the spin-off.

To preserve the tax-free treatment to Trinity and its stockholders of the distribution and certain related transactions, under the tax matters agreement that Arcosa will enter into with Trinity, Arcosa will be restricted from taking any action following the distribution that prevents the distribution and related transactions from being tax-free for United States federal income tax purposes. Under the tax matters agreement, for the two-year period following the distribution, Arcosa will be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of 40 percent or more of its stock or substantially all of its assets, whether by merger or otherwise;
•	merging, consolidating, or liquidating;
•	issuing equity securities beyond certain thresholds;
•	repurchasing its capital stock unless certain condition are met; and
•	ceasing to actively conduct its business.

These restrictions may limit Arcosa’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Arcosa will be required to indemnify Trinity against any such tax liabilities as a result of the acquisition of Arcosa’s stock or assets, even if Arcosa did not participate in or otherwise facilitate the acquisition. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Trinity—Tax Matters Agreement”.

The spin-off and related internal restructuring transactions may expose Arcosa to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. Fraudulent conveyances or transfers are generally defined to include transfers made or obligations incurred with the actual intent to hinder, delay, or defraud current or future creditors or transfers made or obligations incurred for less than reasonably equivalent value when the debtor was insolvent, or that rendered the debtor insolvent, inadequately capitalized or unable to pay its debts as they become due. An unpaid creditor or an entity acting on behalf of a creditor (including, without limitation, a trustee or debtor-in-possession in a bankruptcy by Trinity or Arcosa or any of their respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including, without limitation, voiding the distribution and returning Arcosa’s assets or Arcosa’s shares and subject Trinity and/or Arcosa to liability.

The distribution of Arcosa common stock is also subject to state corporate distribution statutes. Under Delaware General Corporation Law (“DGCL”), a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although Trinity intends to make the distribution of Arcosa common stock entirely out of surplus, Arcosa or Trinity cannot ensure that a court would reach the same conclusion in determining the availability of surplus for the separation and the distribution to Trinity’s stockholders.

After the spin-off, certain of Arcosa’s executive officers and directors may have actual or potential conflicts of interest because of their previous positions at Trinity.

Because of their current or former positions with Trinity, certain of Arcosa’s expected executive officers and directors own equity interests in Trinity. Following the spin-off, even though Arcosa’s Board of Directors will consist of a majority of directors who are independent, and Arcosa’s expected executive officers who are currently employees of Trinity will cease to be employees of Trinity upon the spin-off, some of Arcosa’s executive officers and directors will continue to have a financial interest in shares of Trinity common stock. Continuing ownership of shares of Trinity common stock and equity awards could create, or appear to create, potential conflicts of interest if Arcosa and Trinity pursue the same corporate opportunities or face decisions that could have different implications for Trinity and Arcosa.

Arcosa may have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Trinity.

The agreements Arcosa will enter into with Trinity in connection with the spin-off, including the separation and distribution agreement, transition services agreement, tax matters agreement, intellectual property matters agreement, and employee matters agreement were prepared in the context of Arcosa’s spin-off from Trinity while Arcosa was still a wholly-owned subsidiary of Trinity. Accordingly, during the period in which the terms of those agreements were prepared, Arcosa did not have a board of directors or management team that was independent of Trinity. While the parties believe the terms reflect arm’s-length terms, there can be no assurance that Arcosa would not have received better terms from unaffiliated third parties than the terms it will receive in its agreements with Trinity. For more information, see the section entitled “Certain Relationships and Related Person Transactions—Agreements with Trinity”.

Some contracts and other assets which will need to be transferred or assigned from Trinity or its affiliates to Arcosa in connection with Arcosa’s spin-off from Trinity may require the consent or involvement of a third party. If such consent is not given, Arcosa may not be entitled to the benefit of such contracts and other assets in the future, which could negatively impact Arcosa’s financial condition and future results of operations.

The separation and distribution agreement and various local transfer agreements provide that in connection with Arcosa’s spin-off from Trinity, a number of contracts with third-parties and other assets are to be transferred or assigned from Trinity or its affiliates to Arcosa. However, the transfer or assignment of certain of these contracts or assets may require providing guarantees or the consent of a third party to such a transfer or assignment. Similarly, in some circumstances, Arcosa and another business unit of Trinity are joint beneficiaries of contracts, and Arcosa will need to enter into a new agreement with the third-party to replicate the existing contract or assign the portion of the existing contract related to the Arcosa business. It is possible that some parties may use the requirement of a guarantee or consent or the fact that the spin-off is occurring to seek more favorable contractual terms from Arcosa or to seek to terminate the contract. If Arcosa is unable to provide a guarantee or obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, Arcosa may be unable to obtain some of the benefits, assets, and contractual commitments which are intended to be allocated to Arcosa as part of Arcosa’s spin-off from Trinity. The failure to timely complete the assignment of existing contracts or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could negatively impact Arcosa’s financial condition and future results of operations. In addition, where Arcosa does not intend to provide a guarantee or obtain consent from third party counterparties based on Arcosa’s belief that no guarantee or consent is required, the third party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require that a guarantee be provided or the third party counterparty’s consent. Arcosa may incur substantial litigation and other costs in connection with any such claims and, if Arcosa does not prevail, Arcosa’s ability to use these assets could be adversely impacted.

The degree to which Arcosa could incur indebtedness or could be leveraged following completion of the distribution may have a material adverse effect on Arcosa’s business, financial condition or results of operations and cash flows.

Arcosa has historically relied upon Trinity for working capital requirements and other cash requirements. After the distribution, Arcosa will not be able to rely on the earnings, assets or cash flow of Trinity and Trinity will not provide funds to finance Arcosa’s working capital or other cash requirements. As a result, after the distribution, Arcosa will be responsible for servicing its own debt and obtaining and maintaining sufficient working capital and other funds to satisfy its cash requirements. After the spin-off, Arcosa’s access to and cost of debt financing may be different from the historical access to and cost of debt financing under Trinity. Differences in access to and cost of debt financing may result in differences in the interest rate charged to Arcosa on financings, as well as the amounts of indebtedness, types of financing structures, and debt markets that may be available to Arcosa.

Arcosa’s ability to make payments on and to refinance any indebtedness, if applicable, will depend on Arcosa’s ability to generate cash in the future from operations, financings or asset sales. Arcosa’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond Arcosa’s control. If Arcosa is not able to repay or refinance its debt as it becomes due, Arcosa may be forced to sell assets or take other disadvantageous actions. In addition, Arcosa’s ability to withstand competitive pressures and to react to changes in Arcosa’s industry could be impaired. The lenders who hold such debt could also potentially accelerate amounts due, which could potentially trigger a default or acceleration of any of Arcosa’s other debt.

In addition, Arcosa may incur debt or raise additional capital following the distribution. If Arcosa’s cash flow from operations is less than it anticipates, or if Arcosa’s cash requirements are more than it expects, Arcosa may require more financing. However, debt or equity financing may not be available to Arcosa on terms acceptable to Arcosa, if at all. If Arcosa incurs additional debt or raises equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences, and privileges senior to those of holders of Arcosa common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on Arcosa’s operations than it currently has. If Arcosa raises funds through the issuance of additional equity, your percentage ownership in Arcosa would be diluted. If Arcosa is unable to raise additional capital when needed, it could affect Arcosa’s financial condition, which could negatively affect your investment in Arcosa.

Following the spin-off, the value of your common stock in: (a) Trinity and (b) Arcosa may collectively trade at an aggregate price less than what Trinity’s common stock might trade at had the spin-off not occurred.

The common stock of: (a) Trinity and (b) Arcosa that you may hold following the spin-off may collectively trade at a value less than the price at which Trinity’s common stock might have traded had the spin-off not occurred. Reasons for this potential difference include the future performance of either Trinity or Arcosa as separate, independent companies, and the future stockholder base and market for Trinity’s common stock and those of Arcosa and the prices at which these shares individually trade.

Until the distribution occurs, Trinity has the sole discretion to change the terms of the distribution in ways which may be unfavorable to Arcosa.

Completion of the spin-off will be contingent upon customary closing conditions, including, among other things, finalization of the entity structure of Arcosa, finalization of the capital structure of the two companies, the effectiveness of appropriate filings with the SEC and final approval from Trinity’s Board of Directors. Until the distribution occurs, Trinity will have the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date, the conditions to the spin-off, and all other terms. These changes could be unfavorable to Arcosa. In addition, Trinity may decide at any time not to proceed with the spin-off.

Risks Related to Arcosa Common Stock

Arcosa cannot be certain that an active trading market for its common stock will develop or be sustained after the spin-off and, following the distribution, Arcosa’s stock price may fluctuate significantly.

A public market for Arcosa common stock does not currently exist. Arcosa expects that on or about the record date, trading of shares of its common stock will begin on a “when-issued” basis on the NYSE, or a comparable public market, and will continue through the distribution date. However, Arcosa cannot guarantee that an active trading market will develop or be sustained for its common stock after the spin-off. Nor can Arcosa predict the prices at which shares of its common stock may trade after the spin-off.

Similarly, Arcosa cannot predict the effect of the spin-off on the trading prices of its common stock. After the spin-off, Trinity common stock will continue to be listed and traded on the NYSE under the symbol “TRN”. Subject to the consummation of the spin-off, Arcosa expects the Arcosa common stock to be listed and traded on the NYSE under the symbol “ACA”. The combined trading prices of Trinity common stock and Arcosa common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, may not be equal to or greater than the trading price of Trinity common stock prior to the spin-off. Until the market has fully evaluated the business of Trinity without the Arcosa businesses, or fully evaluated Arcosa, the price at which Trinity or Arcosa common stock trades may fluctuate significantly.

The market price of Arcosa common stock may fluctuate significantly due to a number of factors, some of which may be beyond Arcosa’s control, including:

•	Arcosa’s business profile, market capitalization, or capital allocation policies may not fit the investment objectives of Trinity’s current stockholders, causing a shift in Arcosa’s investor base and Arcosa common stock may not be included in some indices in which Trinity common stock is included, causing certain holders to sell their shares;
•	Arcosa’s quarterly or annual earnings, or those of other companies in its industry;

•	the failure of securities analysts to cover Arcosa common stock after the spin-off;
•	actual or anticipated fluctuations in Arcosa’s operating results;
•	changes in earnings estimates by securities analysts or Arcosa’s ability to meet those estimates;
•	Arcosa’s ability to meet its forward looking guidance;
•	the operating and stock price performance of other comparable companies;
•	overall market fluctuations and domestic and worldwide economic conditions; and
•	other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. Broad market and industry factors may materially harm the market price of Arcosa’s common stock, regardless of Arcosa’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and/or securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

In addition, investors may have difficulty accurately valuing Arcosa common stock. Investors often value companies based on the stock prices and results of operations of other comparable companies. Investors may find it difficult to find comparable companies and to accurately value Arcosa common stock, which may cause the trading price of Arcosa common stock to fluctuate.

A number of shares of Arcosa common stock are or will be eligible for future sale, which may cause Arcosa’s stock price to decline.

Any sales of substantial amounts of shares of Arcosa common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of Arcosa common stock to decline. Upon completion of the distribution, Arcosa expects that it will have an aggregate of approximately 48.8 million shares of its common stock issued and outstanding based upon approximately 146.5 million shares of Trinity common stock outstanding as of September 24, 2018. These shares will be freely tradeable without restriction or further registration under the United States Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Arcosa’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Arcosa is unable to predict whether large amounts of its common stock will be sold in the open market following the distribution. Arcosa is also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Trinity common stock is held by index funds tied to stock indices. If Arcosa is not included in these indices at the time of distribution, these index funds may be required to sell Arcosa common stock.

Arcosa cannot guarantee the timing, amount, or payment of dividends on its common stock.

The timing, declaration, amount, and payment of future dividends to Arcosa’s stockholders will fall within the discretion of Arcosa’s Board of Directors. The Board of Directors’ decisions regarding the payment of dividends will depend on many factors, such as Arcosa’s financial condition, earnings, capital requirements, debt service obligations, industry practice, legal requirements, regulatory constraints, and other factors that the Board of Directors deems relevant. For more information, see the section entitled “Dividend Policy”. Arcosa’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and access to the capital markets. Arcosa cannot guarantee that it will pay a dividend in the future or continue to pay any dividend if Arcosa commences paying dividends.

Your percentage of ownership in Arcosa may be diluted in the future.

Your percentage ownership in Arcosa may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that Arcosa will be granting to its directors, officers, and employees.

In addition, Arcosa’s restated certificate of incorporation will authorize Arcosa to issue, without the approval of Arcosa’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences, and relative, participating, optional and other special rights, including preferences over Arcosa common stock respecting dividends and distributions, as Arcosa’s Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Arcosa common stock. For example, Arcosa could grant the holders of preferred stock the right to elect some number of Arcosa’s directors in all events or on the happening of specified events or to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Arcosa could assign to holders of preferred stock could affect the residual value of Arcosa common stock. See the section entitled “Description of Arcosa’s Capital Stock”.

Certain provisions in Arcosa’s restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Arcosa, which could decrease the trading price of the common stock.

Arcosa’s restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Arcosa’s Board of Directors rather than to attempt a hostile takeover. These provisions are expected to include, among others:

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•	the right of Arcosa’s Board of Directors to issue preferred stock without stockholder approval;
•	the ability of Arcosa’s directors, and not stockholders, to fill vacancies (including those resulting from an enlargement of the Board of Directors) on Arcosa’s Board of Directors;
•	the initial division of Arcosa’s Board of Directors into three classes of directors, with each class serving a staggered term; and
•	a provision that directors serving on a classified board may be removed by stockholders only for cause.

In addition, following the distribution, Arcosa will be subject to Section 203 of the DGCL. Section 203 provides that, subject to limited exceptions, persons that (without prior board approval) acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes the holder of more than 15 percent of the corporation’s outstanding voting stock.

Arcosa believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Arcosa’s Board of Directors and by providing Arcosa’s Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make Arcosa immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Arcosa’s Board of Directors determines is not in the best interests of Arcosa and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, an acquisition or further issuance of Arcosa’s stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”. Under the tax matters agreement, Arcosa would be required to indemnify Trinity for the tax imposed under Section 355(e) of the Code resulting from an acquisition or issuance of Arcosa stock, even if Arcosa did not participate in or otherwise facilitate the acquisition, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable.

Arcosa's restated certificate of incorporation and bylaws will contain exclusive forum provisions that could limit an Arcosa stockholder’s ability to choose a judicial forum that it finds favorable for certain disputes with Arcosa or its directors, officers, stockholders, employees or agents, and may discourage lawsuits with respect to such claims.

Arcosa’s restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Arcosa, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Arcosa to Arcosa or Arcosa’s stockholders, (iii) any action asserting a claim against Arcosa or any director, officer, stockholder, employee or agent of Arcosa arising out of or relating to any provision of the DGCL or Arcosa’s restated certificate of incorporation or bylaws, or (iv) any action asserting a claim against Arcosa or any director, officer, stockholder, employee or agent of Arcosa governed by the internal affairs doctrine, in all cases subject to the court having subject matter jurisdiction and personal jurisdiction over an indispensable party named as a defendant. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage these types of lawsuits. Alternatively, if a court were to find the exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Arcosa may incur additional costs associated with resolving such matters in other jurisdictions.

FORWARD-LOOKING STATEMENTS

This information statement and other materials Trinity and Arcosa have filed or will file with the SEC contain, or will contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performances, estimates, projections, goals and forecasts. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “forecasts,” “may,” “will,” “should” and similar expressions generally identify these forward-looking statements. Potential factors which could cause our actual results of operations to differ materially from those in the forward-looking statements include, among others:

•	market conditions and customer demand for Arcosa’s business products and services;
•	the cyclical nature of the industries in which Arcosa competes;
•	variations in weather in areas where Arcosa construction products are sold, used or installed;
•	naturally-occurring events and disasters causing disruption to our manufacturing, product deliveries and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;
•	the timing of introduction of new products;
•	the timing and delivery of customer orders or a breach of customer contracts;
•	the credit worthiness of customers and their access to capital;
•	product price changes;
•	changes in mix of products sold;
•	the costs incurred to align manufacturing capacity with demand and the extent of its utilization;
•	the operating leverage and efficiencies that can be achieved by Arcosa manufacturing businesses;
•	availability and costs of steel, component parts, supplies, and other raw materials;
•	competition and other competitive factors;
•	changing technologies;
•	surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies, and other raw materials;
•	interest rates and capital costs;
•	counter-party risks for financial instruments;
•	long-term funding of our operations;
•	taxes;
•	the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;
•	changes in import and export quotas and regulations;
•	business conditions in emerging economies;
•	costs and results of litigation;
•	changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies;
•	legal, regulatory, and environmental issues, including compliance of Arcosa products with mandated specifications, standards or testing criteria and obligations to remove and replace Arcosa products following installation or to recall our products and install different products manufactured by Arcosa or its competitors;

•	actions by the executive and legislative branches of the United States government relative to federal government budgeting, taxation policies, government expenditures, United States borrowing/debt ceiling limits, and trade policies;
•	the use of social or digital media to disseminate false, misleading, and/or unreliable or inaccurate information;
•	the inability to sufficiently protect our intellectual property rights;
•	if the proposed spin-off transaction is not completed;
•	if the Arcosa does not realize some or all of the benefits expected to result from the spin-off, or if such benefits are delayed;
•	Arcosa’s ongoing businesses may be adversely affected and subject to certain risks and consequences as a result of pursuing the spin-off transaction;
•	if the distribution of shares of Arcosa, together with certain related transactions, does not qualify as a transaction that is generally tax-free for United States federal income tax purposes, stockholders and Arcosa could be subject to significant tax liability; and
•	if the spin-off transaction does not comply with state and federal fraudulent conveyance laws and legal dividend requirements.

In particular, information included under the sections entitled “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “The Separation and Distribution” contain forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made. Neither Trinity nor Arcosa undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, except as required by applicable federal securities laws. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

THE SEPARATION AND DISTRIBUTION

General

Trinity intends to distribute 100 percent of the shares of our common stock held by Trinity to holders of shares of Trinity common stock, subject to certain conditions. The distribution of our common stock is expected to take place on or about November 1, 2018. On the distribution date, each holder of Trinity common stock will receive one share of Arcosa common stock for every three shares of Trinity common stock held as of 5:00 p.m. local New York City time on October 17, 2018, the record date, as described below. You will not be required to make any payment, surrender or exchange your Trinity common stock or take any other action to receive your shares of Arcosa common stock to which you are entitled on the distribution date.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “Conditions to the Distribution” below.

Reasons for the Spin-Off

The Trinity Board of Directors believes that separating the Arcosa business from the remainder of Trinity is in the best interests of Trinity and its stockholders for a number of reasons, including:

•	Enhances Overall Growth Potential through Focused Companies—Trinity believes that both the long-term growth potential and overall valuation of its businesses will be enhanced as a result of separating its current portfolio of business into two independent companies. Trinity believes Trinity and Arcosa will each enhance their competitive positions as standalone companies focused on their respective industries.
•	Enables Each Company to Optimize Balance Sheet and Capital Allocation Priorities—Each company plans to pursue distinct investment decisions with capital structures based on their needs and potential opportunities, and will be able to create value by allocating capital to the alternatives that achieve the best returns for their respective stockholders.
•	Allows Businesses to Advance Differentiated Investment Theses—Each company will be positioned to focus attention on independent and unique investment theses. Each company will be tied to different demand drivers, which will allow investors to model each company independently, evaluate the inherent value of each company, and invest accordingly.

Trinity’s Board of Directors also considered potentially negative factors in evaluating the spin-off, including risks relating to the creation of a new public company, possible increased administrative costs and one-time separation costs, but concluded that the potential benefits of the spin-off outweighed these factors. The anticipated benefits of the spin-off are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the spin-off does not result in such benefits, the costs associated with the spin-off could have an adverse effect on each company individually and in the aggregate. For more information, see the sections entitled “Risk Factors” included elsewhere in this information statement.

Formation of a Holding Company Prior to the Distribution

In connection with and prior to the distribution, Trinity formed Arcosa as a Delaware corporation on April 26, 2018 for the purpose of transferring to Arcosa assets and liabilities, including any entities holding assets and liabilities, associated with Trinity’s infrastructure-related businesses.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Trinity stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Trinity. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Trinity nor we undertake any obligation to update such information, except as required by applicable federal securities laws.

Conditions to the Distribution

The distribution of our common stock by Trinity is subject to the satisfaction of the following conditions:

•	The SEC will have declared effective the registration statement of which this information statement forms a part, and no stop order relating to the registration statement will be in effect.
•	The NYSE, or a comparable public market, will have approved the listing of Arcosa common stock, subject to official notice of issuance.
•	Trinity will have received a private letter ruling from the IRS, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the private letter ruling from the IRS.
•	Trinity will have received an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.
•	All permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution will have been received.
•	No order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions will be in effect.
•	The reorganization of the Trinity and Arcosa businesses prior to the separation and distribution will have been effectuated.
•	No events or developments shall have occurred or exist that, in the sole and absolute judgment of the Trinity Board of Directors, make it inadvisable to effect the distribution or would result in the distribution and related transactions not being in the best interest of Trinity or its stockholders.

Trinity and Arcosa cannot assure you that any or all of these conditions will be met, and Trinity may also waive conditions to the distribution. Trinity may decline at any time to go forward with the distribution, whether or not the conditions are satisfied.

The Number of Shares You Will Receive

For every three common shares of Trinity that you owned as of 5:00 p.m. local New York City time on October 17, 2018, the record date, you will receive one Arcosa common share on or about November 1, 2018, the distribution date.

Transferability of Shares You Receive

Shares of Arcosa common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be Arcosa affiliates. Persons who may be deemed to be Arcosa affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with Arcosa, which may include certain of Arcosa executive officers, directors, or principal stockholders. Securities held by Arcosa affiliates will be subject to resale restrictions under the Securities Act. Arcosa affiliates will be permitted to sell shares of Arcosa common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

When and How You Will Receive the Distributed Shares

Trinity expects to distribute the shares of Arcosa common stock on or about November 1, 2018, the distribution date. American Stock Transfer & Trust Company will serve as distribution agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own shares of Trinity common stock as of 5:00 p.m. local New York City time on the record date, Trinity, with the assistance of American Stock Transfer & Trust Company, will electronically distribute shares of Arcosa common stock to your bank or brokerage firm on your behalf or through the systems of the DTC (if you hold the shares through a bank or brokerage firm that uses DTC) or to you in book-entry form and the distribution agent or the transfer agent will mail you a book-entry account statement that reflects your shares of Arcosa.

Most Trinity stockholders hold their shares of common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Trinity common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Arcosa common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

If you sell shares of Trinity common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Arcosa common stock in the distribution.

General Treatment of Fractional Shares of Common Stock

Trinity will not distribute any fractional common stock shares to its stockholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share of common stock in the distribution. The transfer agent, in its sole discretion, without any influence by Trinity or us, will determine when, how, through which broker-dealer, and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Trinity or us. Neither we nor Trinity will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares of common stock will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for United States federal income tax purposes. For an explanation of the material United States federal income tax consequences of the distribution, see the section entitled “Material United States Federal Income Tax Consequences of the Distribution”. If you are the registered holder of shares of Trinity common stock, you will receive a check from the distribution agent in an amount equal to your pro-rata share of the aggregate net cash proceeds of the sale. If you hold your shares of Trinity common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro-rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

Immediately following the distribution, Arcosa will be a separate, publicly traded company, and we expect to have approximately 48.8 million shares of our common stock outstanding. The actual number of shares to be distributed will be determined after October 17, 2018, the record date of the distribution. The distribution will not affect the number of outstanding shares of Trinity common stock. No fractional shares of Arcosa common stock will be distributed.

Market for Arcosa Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing of our common stock shares on the NYSE. We intend to apply to list our common stock on the NYSE under the symbol “ACA”. We have not and will not set the initial price of shares of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which shares of our common stock will trade after the distribution. In fact, the combined trading prices, after the spin-off, of shares of our common stock that each Trinity stockholder will receive in the distribution and the shares of common stock of Trinity held at the record date may not equal the “regular-way” trading price of a Trinity share immediately prior to completion of the spin-off. The price at which shares of our common stock trade may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors.

Trading Between the Record Date and the Distribution Date

Beginning on or shortly before the record date and continuing up to and including the distribution date, Trinity expects that there will be two markets in Trinity common stock: a “regular-way” market and an “ex-distribution” market. Shares of Trinity common stock that trade on the “regular-way” market will trade with an entitlement to shares of Arcosa common stock distributed pursuant to the distribution. Shares of Trinity common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Arcosa common stock distributed pursuant to the distribution. Each stockholder trading in Trinity shares would make any decision as to whether to trade one or more of such stockholder’s shares in Trinity in the “regular-way” market or the “ex-distribution” market. If you sell shares of Trinity common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Arcosa common stock in the distribution. If you own shares of Trinity common stock as of 5:00 p.m. local New York City time on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Arcosa common stock that you are entitled to receive pursuant to your ownership as of the record date of Trinity common stock shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of Trinity common stock on the distribution date. If you own shares of Trinity common stock as of 5:00 p.m. local New York City time on the record date, you will be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to our shares, without the Trinity shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a summary of the material United States federal income tax consequences to Trinity and to the holders of shares of Trinity common stock in connection with the distribution. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the separation and distribution agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of Trinity common stock that are United States Holders, as defined immediately below. For purposes of this summary, a United States Holder is a beneficial owner of Trinity common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;
•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust, if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or, (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	cooperatives;
•	banks, trusts, financial institutions or insurance companies;
•	persons who acquired shares of Trinity common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•	stockholders who own, or are deemed to own, at least 10 percent or more, by voting power or value, of Trinity’s equity;
•	holders owning Trinity common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment or other risk reduction transaction for United States federal income tax purposes;
•	certain former citizens or former long-term residents of the United States;
•	holders who are subject to the alternative minimum tax; or
•	persons that own Trinity common stock through partnerships or other pass-through entities.

This summary does not address the United States federal income tax consequences to stockholders who do not hold shares of Trinity common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds shares of Trinity common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Treatment of the Distribution

It is a condition to the completion of the distribution that Trinity receives (i) a private letter ruling from the IRS, and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the private letter ruling from the IRS.

Assuming the distribution qualifies as tax-free under Sections 368(a)(1)(D) and 355 of the Code, for United States federal income tax purposes:

•	no gain or loss will be recognized by Trinity as a result of the distribution (except for certain items that may be required to be recognized under Treasury Regulations regarding consolidated federal income tax returns);
•	no gain or loss will be recognized by, or be includible in the income of, a holder of Trinity common stock solely as a result of the receipt of our common stock in the distribution;
•	the aggregate tax basis of the shares of Trinity common stock and shares of our common stock (including any fractional share interest in our common stock for which cash is received) in the hands of each Trinity stockholder immediately after the distribution will be the same as the aggregate tax basis of the shares of Trinity common stock held by such holder immediately before the distribution, allocated between the shares of Trinity common stock and shares of our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to their relative fair market values immediately following the distribution;
•	the holding period with respect to shares of our common stock received by Trinity stockholders (including any fractional share interest in our common stock for which cash is received) will include the holding period of their shares of Trinity common stock, provided that such shares of Trinity common stock are held as a capital asset immediately following the distribution; and
•	Trinity stockholders that have acquired different blocks of Trinity common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of Trinity common stock.

Although the IRS ruling will generally be binding on the IRS, the IRS ruling is based on certain facts and assumptions, and certain representations and undertakings, from Trinity and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code as in effect at the time the IRS ruling was requested, except in limited situations, the IRS will not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS will not rule that the distribution was effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits or that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, the IRS ruling is based on representations made to the IRS by Trinity that these requirements have been established. Trinity expects to obtain the tax opinions, which are expected to include a conclusion that the distribution is being effected for a valid business purpose, that the distribution does not constitute a device for the distribution of earnings and profits and that the distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). The tax opinions will be expressed as of the date of the distribution and will not cover subsequent periods, and the tax opinions will rely on the IRS ruling. As a result, the tax opinions are not expected to be issued until after the date of this information statement. The tax opinions will not be binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the tax opinions, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS ruling or the tax opinions are not correct, are incomplete, or have been violated, the IRS ruling could be revoked retroactively or modified by the IRS and our ability to rely on the tax opinions could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions in the IRS ruling and those that we expect to be included in the tax opinions, it is ultimately determined that the distribution does not qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code for United States federal income tax purposes, then Trinity would generally recognize gain with respect to the transfer of our common stock and certain related transactions. In addition, each Trinity stockholder that receives shares of our common stock in the distribution could be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of the stockholder’s pro rata share of Trinity’s current and accumulated earnings and profits, including Trinity’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in Trinity stock and thereafter treated as capital gain from the sale or exchange of Trinity stock.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the distribution may result in corporate level taxable gain to Trinity under Section 355(e) of the Code if 50 percent or more, by vote or value, of our stock or Trinity’s stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. If an acquisition or issuance of our stock or Trinity’s stock triggers the application of Section 355(e) of the Code, Trinity would recognize taxable gain as described above, but the distribution would be tax-free to each Trinity stockholder.

A United States Holder that receives cash instead of fractional shares of our common stock should be treated as though the United States Holder first received a distribution of a fractional share of our common stock, and then sold it for the amount of cash. Such United States Holder should recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash received for such fractional share and the United States Holder’s basis in the fractional share, as determined above. Such capital gain or loss should generally be a long-term capital gain or loss if the United States Holder’s holding period for such United States Holder’s Trinity common stock exceeds one year on the date of the distribution.

United States Treasury Regulations require holders of Trinity common stock who receive Arcosa common stock in the distribution who, immediately prior to the distribution, own (i) at least 5 percent of the total outstanding stock of Trinity, or (ii) securities of Trinity with an aggregate tax basis of $1 million or more, to attach a detailed statement setting forth certain information relating to the distribution to their respective United States federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, Trinity will provide stockholders who receive our common stock in the distribution with the information necessary to comply with such requirement. In addition, all stockholders are required to retain permanent records relating to the amount, basis, and fair market value of our common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

DIVIDEND POLICY

Although Arcosa anticipates that it will likely pay quarterly dividends following the distribution, Arcosa has not yet determined the extent to which it will pay dividends on its common stock. The payment of any dividends in the future, and the timing and amount thereof, to our stockholders will fall within the sole discretion of our Board of Directors and will depend on many factors, such as our financial condition, earnings, capital requirements, potential obligations in planned financings, industry practice, legal requirements, Delaware corporate surplus requirements, and other factors that our Board of Directors deems relevant. Arcosa’s ability to pay dividends will depend on its ongoing ability to generate cash from operations and on Arcosa’s access to the capital markets. Arcosa cannot guarantee that it will pay a dividend in the future or continue to pay any dividends if Arcosa commences paying dividends. In addition, Arcosa expects to be authorized to implement a share repurchase program if circumstances warrant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2018 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution, and related financing transactions been completed as of June 30, 2018. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our Audited Annual Combined Financial Statements and Notes thereto and Unaudited Interim Combined Financial Statements and Notes thereto included in the “Index to Combined Financial Statements” sections of this information statement.

	As of June 30, 2018
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$10.6	$210.6

Debt, including current and long-term:
Current debt	$0.1	$0.1
Long-term debt	0.3	0.3

Total debt	$0.4	$0.4

Equity:
Common stock	$—	$0.5
Additional paid-in capital	—	1,613.7
Net parent investment	1,414.2	—
Accumulated other comprehensive loss	(19.3)	(19.3)

Total Equity	$1,394.9	$1,594.9
Total Capitalization	$1,395.3	$1,595.3

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents selected historical combined financial information of Arcosa. The selected historical combined financial information as of December 31, 2017 and 2016 and for the three years ended December 31, 2017 has been derived from Arcosa’s Audited Annual Combined Financial Statements included elsewhere in this information statement. The selected historical combined financial information as of December 31, 2015 and as of and for the years ended December 31, 2014 and 2013 has been derived from Trinity’s underlying financial records and, in the opinion of Arcosa’s management, has been prepared on the same basis as the information included in the table derived from Arcosa’s Audited Annual Combined Financial Statements. The selected historical combined information as of and for the six months ended June 30, 2018 and 2017 has been derived from Arcosa's Unaudited Interim Combined Financial Statements included elsewhere in this information statement. This information was derived from Trinity's underlying financial records and, in the opinion of Arcosa's management, has been prepared on the same basis as the information included in the table from Arcosa's Audited Annual Combined Financial Statements.

The selected historical combined financial data includes expenses of Trinity that were allocated to Arcosa for certain corporate functions including information technology, finance, legal, insurance, compliance, and human resources activities. These costs may not be representative of the future costs we will incur as an independent, publicly-traded company. In addition, Arcosa’s historical combined financial information does not reflect changes that we expect to experience in the future as a result of our spin-off from Trinity, including changes in Arcosa’s cost structure, personnel needs, tax structure, capital structure, financing, and business operations. Arcosa’s Audited Annual Combined Financial Statements and Unaudited Interim Combined Financial Statements also do not reflect the allocation of certain assets and liabilities between Trinity and Arcosa as reflected under “Unaudited Pro Forma Combined Financial Data” included elsewhere in this information statement. Consequently, the financial information included here may not necessarily reflect Arcosa’s financial position, results of operations, and cash flows in the future or what Arcosa’s financial position, results of operations and cash flows would have been had Arcosa been an independent, publicly-traded company during the periods presented.

To ensure a full understanding, this information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Audited Annual Combined Financial Statements and Notes thereto, and the Unaudited Interim Combined Financial Statements and Notes thereto included elsewhere herein.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(in millions)
Statement of Operations Data:
Revenues	$707.4	$749.0	$1,462.4	$1,704.0	$2,140.4	$1,966.8	$1,529.9
Income before income taxes	59.6	74.8	130.1	197.2	219.2	241.5	176.3
Provision for income taxes	14.8	29.3	40.4	74.2	84.2	85.0	64.3
Net income	$44.8	$45.5	$89.7	$123.0	$135.0	$156.5	$112.0

Balance Sheet Data:
Total assets	$1,601.1	$1,516.5	$1,602.5	$1,526.3	$1,603.7	$1,687.5	$874.0
Debt	$0.4	$—	$0.5	$—	$0.5	$0.7	$0.9

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the United States federal corporate income tax rate from 35.0 percent to 21.0 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign-sourced earnings. As of December 31, 2017, we have completed an initial assessment of the tax effects of enactment of the Act, and have made a reasonable estimate of the effects on our existing deferred tax balances. We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to impact future tax returns. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts resulting in adjustments in future periods in 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the IRS and the Financial Accounting Standards Board (“FASB”) as well as interpretations and assumptions made by the Company. For the items for which we were able to determine a reasonable estimate, we recognized a provisional net Federal benefit of $6.2 million for the year ended December 31, 2017, which is included as a component of income tax expense.

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (ASU 2014-09) which provides common revenue recognition guidance for United States generally accepted accounting principles. The primary impact to the adoption of ASU 2014-09 is a change in the timing of revenue recognition for our wind towers and certain utility structure product lines within our Energy Equipment Group. Previously, the Company recognized revenue when the product was delivered. Under ASU 2014-09, revenue is recognized over time as the products are manufactured. Revenue recognition policies in our other business segments remain substantially unchanged. See Note 1. “Summary of Significant Accounting Policies” of the Notes to Unaudited Interim Combined Financial Statements included elsewhere in this information statement for further details.

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for each of the five years in the period ended December 31, 2017. Accordingly, we determined that the goodwill associated with certain operations included in the Energy Equipment Group was impaired in its entirety and recorded a pre-tax impairment charge of $89.5 million for the year ended December 31, 2015. See Note 7 “Goodwill” of the Notes to the Audited Annual Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined Financial Statements of Arcosa consists of the unaudited pro forma combined statements of comprehensive income for the year ended December 31, 2017 and the six months ended June 30, 2018 as well as the unaudited pro forma combined balance sheet as of June 30, 2018 prepared in accordance with United States generally accepted accounting principles. The Unaudited Pro Forma Combined Financial Statements reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Combined Financial Data,” and the Audited Annual Combined Financial Statements and corresponding Notes thereto, and the Unaudited Interim Combined Financial Statements and corresponding Notes thereto included elsewhere in this information statement. The Unaudited Pro Forma Combined Statements of Comprehensive Income have been prepared to give effect to the pro forma adjustments (described below) as if the pro forma adjustments had become effective January 1, 2017. The Unaudited Pro Forma Combined Balance Sheet has been prepared to give effect to the pro forma adjustments as if the adjustments went into effect on June 30, 2018.

The following Unaudited Pro Forma Combined Financial Statements are subject to assumptions and adjustments, including those described in the accompanying notes. Arcosa’s management believes these assumptions and adjustments are reasonable under the circumstances given the information and estimates available at this time. However, these adjustments are subject to change as Trinity and Arcosa finalize the terms of the spin-off, including the separation and distribution agreement and related transaction agreements. The Unaudited Pro Forma Combined Financial Statements do not purport to represent what Arcosa’s financial position and results of operations actually would have been had the spin-off occurred on the dates indicated, or to project Arcosa’s financial performance for any future period following the spin-off.

These Unaudited Pro Forma Combined Financial Statements include adjustments to reflect the following:

•	the contribution by Trinity to Arcosa, pursuant to the separation and distribution agreement, of all the assets and liabilities that comprise Arcosa;
•	the expected transfer to Arcosa, upon completion of the spin-off, of certain assets and liabilities that were not included in Arcosa’s Audited Annual Combined Financial Statements or Unaudited Interim Combined Financial Statements; and
•	the impact of the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the intellectual property matters agreement, the transition services agreement, and other commercial agreements between Arcosa and Trinity.

After the spin-off, Arcosa expects to incur incremental costs as an independent public company, including costs to replace services and fees previously provided or incurred by Trinity as well as other standalone costs. We estimate that these costs will range from $10 million to $15 million per year, over and above amounts currently included in the Unaudited Pro Forma Combined Financial Statements. Due to the scope and complexity of these activities, the amount of these costs could vary and, therefore, are not included in the Unaudited Pro Forma Combined Financial Statements.

Arcosa’s Audited Annual Combined Financial Statements and Unaudited Interim Combined Financial Statements include expense allocations for certain support functions that are currently provided on a centralized basis within Trinity, such as expenses for business shared services, and other selling, engineering, and administrative costs that benefit Arcosa. Trinity has incurred spin-off-related transaction costs which are not reflected in the historical financial statements as the costs were one-time, non-recurring costs, substantially all of which have been borne by Trinity.

Arcosa, Inc. and Subsidiaries
Unaudited Pro Forma Combined Statement of Comprehensive Income
Year Ended December 31, 2017

	Historical	Pro Forma Adjustments		Pro Forma
	(in millions, except per share amounts)
Revenues	$1,462.4	$—		$1,462.4
Operating costs:
Cost of revenues	1,167.7	—		1,167.7
Selling, engineering, and administrative expenses	163.0	—		163.0
	1,330.7	—		1,330.7
Total operating profit	131.7	—		131.7

Other (income) expense	1.6	—		1.6
Income before income taxes	130.1	—		130.1

Provision (benefit) for income taxes	40.4	—		40.4

Net income	89.7	—		89.7
Other comprehensive loss	1.4	—		1.4
Comprehensive income	$88.3	$—		$88.3

Unaudited Pro Forma Earnings Per Share
Basic			(A)	$1.77
Diluted			(B)	$1.76
Average number of shares used in calculating Unaudited Pro Forma Earnings Per Share:
Basic			(A)	49.5
Diluted			(B)	49.7

See Notes to Unaudited Pro Forma Combined Financial Statements.

Arcosa, Inc. and Subsidiaries
Unaudited Pro Forma Combined Statement of Comprehensive Income
Six Months Ended June 30, 2018

	Historical	Pro Forma Adjustments		Pro Forma
	(in millions, except per share amounts)
Revenues	$707.4	$—		$707.4
Operating costs:
Cost of revenues	568.6	—		568.6
Selling, engineering, and administrative expenses	77.0	—		77.0
	645.6	—		645.6
Total operating profit	61.8	—		61.8

Other (income) expense	2.2	—		2.2
Income before income taxes	59.6	—		59.6

Provision (benefit) for income taxes	14.8	—		14.8

Net income	44.8	—		44.8
Other comprehensive (income) loss	(0.5)	—		(0.5)
Comprehensive income	$45.3	$—		$45.3

Unaudited Pro Forma Earnings Per Share
Basic			(A)	$0.90
Diluted			(B)	$0.89
Average number of shares used in calculating Unaudited Pro Forma Earnings Per Share:
Basic			(A)	48.9
Diluted			(B)	49.2

See Notes to Unaudited Pro Forma Combined Financial Statements.

Arcosa, Inc. and Subsidiaries
Unaudited Pro Forma Combined Balance Sheet
As of June 30, 2018

	Historical	Pro Forma Adjustments		Pro Forma
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$10.6	$200.0	(F)	$210.6
Receivables	168.3	—		168.3
Inventories	232.7	—		232.7
Other	9.9	—		9.9
Total current assets	421.5	200.0		621.5

Property, plant, and equipment, net	582.6	—		582.6
Goodwill	504.2	—		504.2
Deferred income taxes	8.8	—		8.8
Other assets	84.0	—		84.0
	$1,601.1	$200.0		$1,801.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$71.5	$—		$71.5
Accrued liabilities	111.0	—		111.0
Current portion of long-term debt	0.1	—		0.1
Total current liabilities	182.6	—		182.6

Debt	0.3	—		0.3
Deferred income taxes	14.4	—		14.4
Other liabilities	8.9	—		8.9
	206.2	—		206.2
Equity:
Common stock	—	0.5	(C)	0.5
Capital in excess of par value	—	1,613.7	(D)	1,613.7
Net parent investment	1,414.2	(1,414.2	)(C)(D)(E)	—
Accumulated other comprehensive loss	(19.3)	—		(19.3)
	1,394.9	200.0		1,594.9
	$1,601.1	$200.0		$1,801.1

See Notes to Unaudited Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)	The number of Arcosa common shares used to compute basic earnings per share is based on the weighted average number of Trinity common shares outstanding for the year ended December 31, 2017 and the period ended June 30, 2018, as applicable, assuming a distribution ratio of one Arcosa common share for every three Trinity common shares. Due to the impact of certain stock awards that have dividend participation rights, pro forma basic earnings per share was calculated using the two-class method, resulting in earnings per share amounts that are lower than if they had been calculated directly from the face of the income statement.
(B)	The number of shares used to compute diluted earnings per share is based on the number of common shares of Arcosa as described in Note B above, plus incremental shares assuming the exercise of dilutive outstanding stock options and restricted stock awards. This calculation may not be indicative of the dilutive effect that may actually result from Arcosa stock-based awards issued in connection with the adjustment of outstanding Trinity stock-based awards or the grant of new stock-based awards, if any. The number of dilutive common shares underlying Arcosa stock-based awards issued in connection with the adjustment of outstanding Trinity stock-based awards will not be determined until the distribution date or shortly thereafter. Due to the impact of certain stock awards that have dividend participation rights, pro forma diluted earnings per share was calculated using the two-class method, resulting in earnings per share amounts that are lower than if they had been calculated directly from the face of the income statement.
(C)	Reflects the pro forma recapitalization of our equity. As of the distribution date, Trinity’s net investment in Arcosa will be exchanged to reflect the distribution of Arcosa’s common shares to Trinity stockholders. Trinity stockholders will receive common shares based on an expected distribution ratio of one Arcosa common share for every three Trinity common shares.
(D)	Represents the elimination of Net Parent Investment and adjustments to capital in excess of par value.
(E)	Reflects the cash contribution to Arcosa from Trinity.

BUSINESS

Overview

Arcosa is a growth-oriented manufacturer and producer of infrastructure-related products with revenues and operating profit of $1.5 billion and $132 million, respectively, for the fiscal year ended December 31, 2017. We provide critical products for a broad spectrum of markets throughout construction, energy, and transportation. We own businesses with well-established positions in attractive markets with favorable long-term demand drivers, which should provide us with compelling organic and acquisition opportunities.

We will operate in and report financial results for three segments: Construction Products, Energy Equipment, and Transportation Products.

($ in millions)
2017 Revenues	$259	$844	$363

2017 Operating profit	$54	$78	$39

Primary products	• Natural aggregates (sand and gravel) • Lightweight aggregates • Trench shields and shoring products	• Wind towers • Utility structures • Pressurized and non- pressurized storage and distribution containers	• Inland barges • Fiberglass covers and other barge components • Axles and couplers • Industrial and mining components
Primary markets served	• Residential, commercial, industrial construction • Road and bridge construction • Underground construction	• Wind power generation • Power transmission and distribution • Gas and liquids storage and distribution in the energy, agriculture, and industrial markets	• Transportation products serving numerous markets, including: - Agriculture/food products - Refined products - Chemicals - Upstream oil
Number of operating facilities	20	15	7

Our Competitive Strengths

Strong market positions with established reputations for quality and service. We own numerous businesses that are market leaders in their respective product categories or geographic areas. Our businesses have long-standing relationships with customers that have been built by delivering quality products, on-time performance, and excellent customer service.

For example, in our Transportation Products Group, our McConway & Torley foundry business has been serving customers in the transportation industry since 1868, and our inland barge business traces its history back more than 70 years. In our Energy Equipment Group, Trinity Meyer Utility Structures was a pioneer in the steel transmission pole industry, and our TATSA® brand in Mexico has been operating in the storage and distribution containers business since 1955. In our Construction Products Group, our construction aggregates business has operated in Texas for more than 25 years, and our GME® brand was an industry pioneer in the trench shoring industry in the 1960s.

Well-positioned to benefit from North American economic growth and infrastructure spending. We believe we are well-positioned to benefit from economic growth and infrastructure spending in North America. Primary drivers of this growth are expected to include:

•	Continued strength in overall industrial production - According to data released by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), United States industrial production demonstrated year-over-year growth in every month from March 2017 to March 2018.
•	Replacement and growth of aging infrastructure - The American Society of Civil Engineers (“ASCE”) estimates that a total investment of $4.6 trillion is needed from 2016 to 2025 in order to improve United States infrastructure to an adequate state. The ASCE also estimates that funding has already been provided for approximately $2.5 trillion of the required investment.
•	Replacement and growth of aging energy infrastructure - The age of the United States electrical grid requires significant upgrades and expansion. In a November 2014 study, the United States Department of Energy reported that 70 percent of the grid’s transmission lines and power transformers are over 25 years old, and the average age of power plants is over 30 years old. The ASCE estimates that $934 billion of the $2.5 trillion investment noted above is required to improve the electricity infrastructure in the United States.
•	Continued shift to renewable power generation, with associated transmission projects - In a continued transformation of the United States electrical grid, the EIA estimates that approximately 110 gigawatts of utility-scale renewable electricity generation capacity, mostly wind and solar power, will be added in the United States from 2018 to 2030, representing 56 percent of all new power sector electricity generation capacity estimated to be brought online.
•	Expansion of United States petrochemical industry - According to the American Chemistry Council, more than 300 announced chemical industry investment projects worth more than $185 billion will come online in the United States over the next decade, supported by low cost feedstocks. In 2016, the chemical industry accounted for nearly half of construction spending in United States manufacturing.

Proven ability to operate efficiently in cyclical markets. A number of our businesses operate in cyclical markets where scale, flexibility, low-cost manufacturing and operating experience are keys to success. Our business leaders have significant experience generating attractive through-the-cycle financial returns in markets with strong long-term fundamentals. Given our history operating in cyclical markets, our Company has developed a capable and flexible manufacturing culture allowing us to capture additional opportunities to enhance financial returns.

Since the second-half of 2015, our Transportation Products Group has been in a cyclical low period due to weak demand conditions and an oversupply of inland barges and freight and tank railcars in North America. However, we believe we are well-positioned to benefit from a market recovery when demand for new inland barge construction and transportation-related steel components recovers, the potential early signs of which we are now experiencing.

We expect to be able to compete in different markets by maintaining a lean, dynamic, and decentralized organization. Additionally, steel is a primary raw material in many of our products, and our scale and purchasing expertise improves our ability to serve customers

Attractive path to grow through strategic acquisitions. Arcosa should have an attractive path to grow through strategic acquisitions. We operate in a number of fragmented or niche industries that present compelling growth opportunities. Following the spin-off from Trinity, we expect to continue seeking acquisitions to accelerate our market penetration and expand our manufacturing capacity and capability. Our efforts will be focused on infrastructure opportunities, both domestic and abroad, and we will no longer be competing for capital with Trinity’s rail-related businesses.

Recent examples of our growth include operating asset acquisitions and land reserve purchases in our construction aggregates business, where we have built a strong platform in lightweight aggregates nationwide and natural aggregates in Texas and Louisiana. Additionally, we have expanded in the trench shoring businesses through acquisitions.

Our team has expertise integrating acquisitions, which will facilitate the continued execution of our growth strategy, helping to reduce integration risks.

Balance sheet flexibility to pursue growth organically and through acquisitions. Arcosa will have the balance sheet strength to pursue both disciplined acquisitions and organic growth. We anticipate having sufficient cash on hand, committed credit availability, and debt capacity to pursue sizeable acquisitions. Arcosa is expected to generate healthy operating cash flow that will also be available to invest in corporate development and organic initiatives.

Opportunities to leverage extensive platform in Mexico. We have been operating in Mexico for over 60 years, and we intend to use our extensive platform to find international expansion opportunities, enabling us to grow our established market positions by leveraging our competitive strengths. Our management team has the experience and ability to evaluate and execute on both organic and acquisition opportunities.

Experienced leadership team with track record of growth. Our leadership team has extensive industry experience and a successful track record of operational excellence, including delivery of attractive financial returns through the cycle. We will be focused on growth opportunities, driving operating efficiencies and return on invested capital (“ROIC”). Antonio Carrillo, our Chief Executive Officer, has executed transformational acquisitions and ROIC improvement in his former role as chief executive officer of Mexichem S.A.B. de C.V., a publicly traded global specialty chemical company. Under his leadership, our operating leaders will continue to have a strong ROIC focus.

Our Business Strategy

Capitalize on favorable market conditions and market recoveries. The United States continues to experience economic growth, including an expansion in industrial production, which grew 1.6 percent in 2017 and averaged 3.9 percent year-over-year growth in the first quarter of 2018. Our businesses are well-positioned to take advantage of broad-based demand from the increase in industrial activity across North America.

The businesses in our Construction Products Group should benefit from multiple activities in the United States to replace its aging infrastructure. Additionally, the core Texas markets served by our natural aggregates operations continue to show strength and positive long-term demographics that support continued infrastructure investment.

In our Energy Equipment Group, the replacement of an aging power transmission infrastructure should provide growth opportunities for our utility structures business. This group will also benefit from growth in renewable power generation, which should require additional wind tower installations and transmission projects to connect to centers of demand. Additionally, we anticipate that growth in Mexico’s energy infrastructure should create opportunities to serve terminals that import and distribute petrochemicals and other liquids.

Since 2015, the markets served by our Transportation Products Group have been in a cyclical downturn due to weak demand conditions and an oversupply of inland barges and railcars in North America. This resulted in revenues for this group contracting from $978 million in 2015 to $363 million in 2017. While we do not expect an immediate recovery, we have continued to maintain profitability despite the steep drop in demand. As such, we believe we are well-positioned to benefit over the next several years as demand for our products in this segment recovers, the potentially early signs of which we are now experiencing.

Maintain dedicated customer focus. We believe that maintaining a close partnership with our customers allows us to effectively focus our efforts and respond to their changing demands at a global, regional, and local level. Our customers operate in dynamic environments, and we continually partner with them to improve our products and services.

Leverage operational excellence expertise to achieve low-cost production and safe, sustainable operations. Our experienced leadership team has a track record of operational excellence and delivering attractive financial returns through the cycle. Our corporate support functions will be designed to maintain robust levels of safety, quality, and compliance, while promoting a lean, decentralized operating model. We are focused on reducing our selling, engineering, and administrative (“SE&A”) costs through process redesign and other cost reduction measures.

Drive growth through disciplined acquisitions and organic investments. Arcosa is expected to possess the balance sheet strength and capital allocation flexibility to pursue organic growth, as well as strategic acquisitions. We intend to pursue a disciplined growth strategy in our core infrastructure markets, capitalizing on the fragmented nature of many of the industries in which we operate. Additionally, by leveraging the central location of our operations in Mexico, we should be able to expand our footprint and product lines into other international geographies and markets. Consistent with our stated strategy to pursue acquisitions, Arcosa currently has a pipeline of potential acquisitions that it is evaluating in its current construction, energy, and transportation markets as well as other potential strategic opportunities which are in various stages of development, some or all of which may or may not result in a transaction.

Continually assess our portfolio to allocate capital towards the best opportunities. Following the spin-off, Arcosa will be positioned to focus attention on its distinct investment thesis. We will utilize a robust process to effectively identify and execute on organic and acquisition growth opportunities, and our organization will be structured so it can quickly and efficiently integrate new acquisitions.

Our Segments

Construction Products Group

Markets

Our Construction Products Group participates in multiple areas of construction infrastructure. Our products are used across the construction landscape, including commercial, industrial, road and bridge, and underground construction. As the United States continues to replace its aging infrastructure, our businesses are well-positioned to benefit from this activity.

Products, Customers and Competitors

We are a well-known producer and distributor of lightweight and natural construction aggregates in certain regions of the United States serving both public infrastructure and private construction markets. Lightweight aggregates, produced and distributed by us nationwide, are select shales and clay that are expanded and hardened by high temperatures in a rotary kiln and possess a bulk density that can be less than half that of natural aggregates. Product applications include structural lightweight concrete, lightweight masonry block, and asphalt surface treatments. Our natural aggregates are produced in Texas and Louisiana and include sand, gravel, crushed limestone base, and various other products for use typically in ready mixed concrete, concrete pipe, and road construction. Our construction aggregates customers are concrete producers; commercial, residential, and highway contractors; manufacturers of masonry products; and state and local governments. We compete with lightweight construction aggregates producers nationwide and natural construction aggregates producers located in the regions where we operate.

We hold a strong market position in the manufacture of trench shields and shoring products for the United States construction industry. Trench shields and shoring products are used for water and sewer construction, utility installations, manhole work, oil and gas pipeline construction, and other underground applications. Our customers are equipment rental dealers and commercial, residential, and industrial contractors. We compete with manufacturers nationwide. We additionally participate in certain regional rental markets for trench shoring equipment.

Energy Equipment Group

Markets

Our Energy Equipment Group serves a broad spectrum of energy markets, including wind power generation, power transmission and distribution, and the storage and transportation of gas and liquid products for use in the energy, agricultural, and industrial markets.

As the United States and Mexico expand their renewable energy power generation, we believe we are well-positioned to benefit from future wind power installations as well as from the associated transmission projects to connect to centers of demand. Wind energy is an important part of Mexico’s strategy of focusing on renewable energy to complement its current generation portfolio. Furthermore, we believe we are well-positioned to benefit from transmission projects in the United States and Mexico as public and private utilities seek to replace aging transmission infrastructure and improve the reliability of the electrical grid.

Additionally, our storage and distribution containers support oil, gas, and chemical markets and are used by industrial plants, utilities, residences and small businesses in suburban and rural areas. Additionally, we manufacture fertilizer storage and distribution containers for agricultural markets, including bulk storage, farm storage, and the application and distribution of anhydrous ammonia.

Products, Customers and Competitors

We are one of the foremost manufacturers of structural wind towers in the United States and Mexico. Our primary customers are wind turbine producers and we compete with both domestic and foreign producers of towers.

We are a well-established manufacturer in the United States and Mexico of steel utility structures for electricity transmission and distribution. Through our recognized brands, we have developed strong relationships with our primary customers, public and private utilities. We compete with both domestic and foreign manufacturers. Revenue from one Energy Equipment Group customer constituted 22.9 percent, 22.4 percent, and 13.4 percent of combined revenue for the years ended December 31, 2017, 2016, and 2015, respectively. See Note 5 of the Notes to the Audited Annual Combined Financial Statements for further information.

Arcosa is one of the primary manufacturers in North America of pressurized and non-pressurized storage and distribution containers that store and transport a wide variety of products, including propane, anhydrous ammonia, and natural gas liquids. We manufacture cryogenic storage and transport containers and manufacture oil and gas processing and storage equipment used at well sites and in midstream locations.

We are a principal producer of pressure vessels in Mexico, where we have operated for over 60 years. We believe the Company is very well-positioned in Mexico to capitalize on opportunities associated with the country’s energy reform as well as the large need for terminals in Mexico to import and distribute petrochemicals and other liquids.

Transportation Products Group

Markets

Our Transportation Products Group consists of established companies that supply manufactured steel products to the transportation industry. These transportation products serve a wide variety of markets, including the transportation of commodities such as grain, coal, aggregates, chemicals, fertilizers, petrochemicals, and refined products.

Products, Customers and Competitors

We have a leading position in the United States market for the manufacture of inland barges and fiberglass barge covers. We manufacture a variety of hopper barges, tank barges, and fiberglass covers, and we provide a full line of deck hardware to the marine industry, including hatches, castings and winches for towboats and dock facilities. Our customers are primarily commercial marine transportation companies and industrial shippers. We compete with a number of other manufacturers in the United States.

Arcosa is also a recognized manufacturer of steel components for railcars and other transportation equipment. We manufacture axles, circular forgings and coupling devices for freight, tank, locomotive and passenger rail transportation equipment, as well as other industrial uses, and also provide cast components for use in the industrial and mining sectors. Our customers are primarily freight and passenger railcar manufacturers, rail maintenance and repair facilities, railroads, steel mills, and mining equipment manufacturers. We compete with both domestic and foreign manufacturers.

Governmental Regulation

Inland Barge Industry. The primary regulatory and industry authorities involved in the regulation of the inland barge industry are the United States Coast Guard, the United States National Transportation Safety Board, the United States Customs Service, the Maritime Administration of the USDOT, and private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria, investigate vessel accidents, and recommend improved safety standards. We believe that our product specifications and operations are in compliance with the laws and regulations applicable to our business.

Storage and Distribution Containers. The primary regulatory authorities involved in the regulation of manufacturers of storage, transportation, and distribution containers are the PHMSA and the FMCSA, both agencies being part of the USDOT. These agencies promulgate and interpret rules and regulations and issue approvals and special permits pertaining, in part, to the manufacture of containers that are used in the storage, transportation and transport arrangement and distribution of regulated and non-regulated substances. We believe that our storage and distribution containers are in compliance with the rules, regulations and permits applicable to our business.

Construction Products Group. Arcosa’s Construction Products Group is subject to regulation by OSHA, MSHA, and various state agencies.

Occupational Safety and Health Administration and Similar Regulations. Our operations are subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration and the United States Mine Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims that may be asserted against Arcosa for work-related illnesses or injury and the further adoption of occupational and mine safety and health regulations in the United States or in foreign jurisdictions in which we operate could increase our operating costs. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with health and safety laws and regulations, we are unable to predict the ultimate cost of compliance.

Environmental, Health and Safety

We are subject to the requirements of environmental and safety and health laws and regulations in each country in which we operate. These include laws regulating air emissions, water discharge, hazardous materials and waste management. We have an environmental management structure designed to facilitate and support our compliance with these requirements globally. Although it is our intent to comply with all such requirements and regulations, we cannot provide assurance that we are at all times in compliance. Environmental requirements are complex, change frequently, and have tended to become more stringent over time. Accordingly, we cannot assure that environmental requirements will not change or become more stringent over time or that our eventual environmental costs and liabilities will not be material.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. At this time we are involved in various stages of investigation and cleanup related to environmental remediation matters at certain of our facilities. In addition, there may be soil or groundwater contamination at several of our properties resulting from historical, ongoing or nearby activities.

We cannot ensure that our eventual environmental remediation costs and liabilities will not exceed the amount of our current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, our results of operations could be materially adversely affected. See “Critical Accounting Policies and Estimates,” Note 13 of the Notes to the Audited Annual Combined Financial Statements, and Note 11 of the Notes to the Unaudited Interim Combined Financial Statements for further information regarding reserves for environmental matters.

Employees

The following table presents the approximate headcount breakdown of employees by business group:

December 31, 2017*
Business Group
Construction Products Group	765
Transportation Products Group	1,065
Energy Equipment Group	3,660
5,490
*	Excludes Arcosa corporate employees, as none existed as of December 31, 2017.

As of December 31, 2017, approximately 3,665 employees were employed in the United States, 1,745 employees in Mexico, and 80 employees in Canada.

Seasonality

Results in our Construction Products Group are affected by seasonal fluctuations with the second and third quarters historically being the quarters with the highest revenues.

Intellectual Property

Arcosa owns a number of patents, trademarks, copyrights, trade secrets, and licenses to intellectual property owned by others. Although Arcosa’s patents, copyrights, trademarks, trade secrets, and other intellectual property rights are important to Arcosa’s success, we do not consider any single patent, trademark, copyright, trade secret or license to be of material importance to any segment or to the business as a whole. For a discussion of risks related to our intellectual property, please refer to “Risk Factors— Risks Related to Arcosa’s Business”.

Properties

Arcosa’s corporate headquarters is expected to be located near Dallas, Texas. We principally operate in various locations throughout the United States and in Mexico and Canada. Our facilities are considered to be in good condition, well maintained, and adequate for our purposes. Information about the aggregate square footage of our facilities as of December 31, 2017 is as follows:

	Approximate Square Feet*		Approximate Square Feet Located In*
	Owned	Leased	US	Mexico	Canada
Construction Products Group	279,700	23,400	303,100	—	—
Transportation Products Group	1,664,600	116,300	1,780,900	—	—
Energy Equipment Group	1,946,400	539,500	1,621,600	793,900	70,400
	3,890,700	679,200	3,705,600	793,900	70,400
*	Excludes non-operating facilities

Our estimated weighted average production capacity utilization for the twelve month period ended December 31, 2017 is reflected by the following percentages:

Production Capacity Utilized*
Construction Products Group	75%
Transportation Products Group	55%
Energy Equipment Group	75%
*	Excludes non-operating facilities

Legal Proceedings

Arcosa is, from time to time, subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Arcosa that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Arcosa. See Note 13 of the Notes to the Audited Annual Combined Financial Statements and Note 11 of the Notes to the Unaudited Interim Combined Financial Statements for further information regarding legal proceedings.

Principal Executive Offices

Our principal executive offices are currently located at 2525 N. Stemmons Freeway, Dallas, Texas 75207-2401, and our telephone number is currently 214-631-4420. We maintain a website at www.arcosa.com. The information contained on our website or that can be accessed through our website neither constitutes part of this information statement nor is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis presented below refers to and should be read in conjunction with the Audited Annual Combined Financial Statements and related Notes, the Unaudited Interim Combined Financial Statements and related Notes, and the Unaudited Pro Forma Combined Financial Statements and related Notes, each included elsewhere in this information statement. The following discussion contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Forward-Looking Statements”. Arcosa believes the assumptions underlying the Audited Annual Combined Financial Statements and the Unaudited Interim Combined Financial Statements are reasonable. However, the Audited Annual Combined Financial Statements and the Unaudited Interim Combined Financial Statements included herein may not necessarily reflect Arcosa’s results of operations, financial position, and cash flows in the future or what they would have been had Arcosa been a separate, standalone company during the periods presented.

As explained above, except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Arcosa, Inc.,” “Arcosa,” “we,” “us,” “our” and “our company” refer to Arcosa, Inc. and its combined subsidiaries. References in this information statement to “Trinity” or “parent” refers to Trinity Industries, Inc. and its combined subsidiaries (excluding Arcosa), unless the context otherwise requires.

Introduction

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) is intended to help you understand the business operations and financial condition of Arcosa. This discussion should be read in conjunction with the accompanying Audited Annual Combined Financial Statements and the Notes thereto and the Unaudited Interim Combined Financial Statements and the Notes thereto. This MD&A is presented in the following sections:

•	Spin-off from Trinity
•	Executive Overview
•	Results of Operations
•	Liquidity and Capital Resources
•	Contractual Obligations and Commercial Commitments
•	Critical Accounting Policies and Estimates
•	Recent Accounting Pronouncements
•	Environmental Matters
•	Legal Proceedings

Spin-off from Trinity

On December 12, 2017, Trinity announced its intention to separate its infrastructure-related businesses, which includes its construction products, energy equipment businesses and transportation products, from the rest of Trinity by means of a spin-off. The spin-off will create Arcosa, a separate, independent, publicly-traded company.

The spin-off will be in the form of a distribution of 100 percent of the shares of common stock of Arcosa, which will become an independent, publicly-traded company. The distribution is intended to be tax-free to Arcosa, Trinity and its United States stockholders. Trinity currently expects that the distribution will be in the fourth quarter of 2018. Completion of the transaction is subject to certain conditions, including that Trinity will have received (i) a private letter ruling from the IRS, and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution of shares of Arcosa, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, that Trinity will have received final approval of Trinity’s Board of Directors, that the NYSE, or a comparable public market, will have approved the listing of Arcosa’s common stock, subject to official notice of issuance and that the SEC will have declared effective the registration statement of which this information statement forms a part and that no stop order relating to such registration statement will be in effect. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution”.

Arcosa’s historical combined financial statements have been prepared on a standalone basis and are derived from Trinity’s consolidated financial statements and accounting records. Therefore, these financial statements reflect, in conformity with accounting principles generally accepted in the United States, Arcosa’s financial position, results of operations, comprehensive income/loss, and cash flows as the business was historically operated as part of Trinity prior to the distribution. They may not be indicative of Arcosa’s future performance and do not necessarily reflect what Arcosa’s combined results of operations, financial condition, and cash flows would have been had Arcosa operated as an independent, publicly-traded company during the periods presented, particularly because Arcosa expects that changes will occur in Arcosa’s operating structure and its capitalization as a result of the spin-off from Trinity.

Arcosa’s Audited Annual Combined Statements of Comprehensive Income and Unaudited Interim Combined Statements of Comprehensive Income, include its direct expenses for cost of goods sold, sales and marketing, and distribution and administration as well as allocations of certain selling, engineering, and administrative expenses provided by Trinity to Arcosa and allocations of related assets, liabilities, and Parent’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Arcosa been an entity that operated independently of Parent. Related party allocations are further described in Note 2 “Relationship with Trinity and Related Entities” to the Audited Annual Combined Financial Statements and in Note 1, “Summary of Significant Accounting Policies” to the Unaudited Interim Combined Financial Statements. Arcosa expects that Trinity will continue to provide some of the services related to these general and administrative functions on a transitional basis for a fee following the spin-off. These services will be received under the transition services agreement described in “Certain Relationships and Related Transactions”.

Executive Overview

Our Business

Arcosa is a growth-oriented manufacturer and producer of infrastructure-related products with revenues and operating profit of $1.5 billion and $132 million, respectively, for the fiscal year ended December 31, 2017. Revenues and operating profit for the six months ended June 30, 2018 were $707.4 million and $61.8 million, respectively.

We provide critical products for a broad spectrum of markets throughout construction, energy, and transportation. We own businesses with well-established positions in attractive markets with favorable long-term demand drivers, which should provide us with compelling organic and acquisition opportunities.

We will operate in and report financial results for three segments: Construction Products, Energy Equipment, and Transportation Products.

Backlog Orders

As of December 31, 2017 and 2016, our backlog of firm orders was as follows:

	December 31, 2017	December 31, 2016
	(in millions)
Inland barges	$98.2	$120.0
Wind towers	$780.8	$1,148.4

Approximately 33 percent of our structural wind towers backlog is expected to be delivered during the year ending December 31, 2018 with the remainder to be delivered through 2020. Arcosa does not report backlog from its utility structures business because certain contracts contain partial order cancellation provisions. Substantially all our inland barge business backlog is expected to be delivered during the year ending December 31, 2018.

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), which provides common revenue recognition guidance for the United States generally accepted accounting principles. The primary impact to the adoption of ASU 2014-09 is a change in the timing of revenue recognition for our wind towers and certain utility structure product lines within our Energy Equipment Group. Previously, the Company recognized revenue when the product was delivered. Under ASU 2014-09, revenue is recognized over time as the products are manufactured. Revenue recognition policies in our other business segments remain substantially unchanged. Another impact of the adoption of ASU 2014-09 was redefining backlog from firm orders to unsatisfied performance obligations which is an estimate of revenue expected to be recognized in future periods from performance obligations that are unsatisfied or partially satisfied. The table below provides this information for unsatisfied performance obligations, or backlog, which include amounts that are not reasonably expected to be fulfilled within the current year. See Note 1. of the Notes to Unaudited Interim Combined Financial Statements included elsewhere in this information statement for further details.

Unsatisfied Performance Obligations (Backlog)

As of June 30, 2018 and 2017, our unsatisfied performance obligations, or backlog, were as follows:

	June 30, 2018	June 30, 2017
	(in millions)
Inland barges	$198.4	$90.7
Wind towers and utility structures	$780.1	$1,073.9

Approximately 37 percent of unsatisfied performance obligations for our wind towers and utility structures are expected to be delivered during the year ending December 31, 2018 with the remainder to be delivered through 2020. Approximately 44 percent of unsatisfied performance obligations for barges in our Transportation Products Group are expected to be delivered during the year ending December 31, 2018 with the reminder to be delivered through 2020.

Business Strategy

Capitalize on favorable market conditions and market recoveries. The United States continues to experience economic growth, including an expansion in industrial production, which grew 1.6 percent in 2017 and averaged 3.9 percent year-over-year growth in the first quarter of 2018. Our businesses are well-positioned to take advantage of broad-based demand from the increase in industrial activity across North America.

The businesses in our Construction Products Group should benefit from multiple activities in the United States to replace its aging infrastructure. Additionally, the core Texas markets served by our natural aggregates operations continue to show strength and positive long-term demographics that support continued infrastructure investment.

In our Energy Equipment Group, the replacement of an aging power transmission infrastructure should provide growth opportunities for our utility structures business. This group will also benefit from growth in renewable power generation, which should require additional wind tower installations and transmission projects to connect to centers of demand. Additionally, we anticipate that growth in Mexico’s energy infrastructure should create opportunities to serve terminals that import and distribute petrochemicals and other liquids.

Since 2015, the markets served by our Transportation Products Group have been in a cyclical downturn due to weak demand conditions and an oversupply of inland barges and railcars in North America. This resulted in revenues for this group contracting from $978 million in 2015 to $363 million in 2017. While we do not expect an immediate recovery, we have continued to maintain profitability despite the steep drop in demand. As such, we believe we are well-positioned to benefit over the next several years as demand for our products in this segment recovers, the potentially early signs of which we are now experiencing.

Maintain dedicated customer focus. We believe that maintaining a close partnership with our customers allows us to effectively focus our efforts and respond to their changing demands at a global, regional and local level. Our customers operate in dynamic environments, and we continually partner with them to improve our products and services.

Leverage operational excellence expertise to achieve low-cost production and safe, sustainable operations. Our experienced leadership team has a track record of operational excellence and delivering attractive financial returns through the cycle. Our corporate support functions will be designed to maintain robust levels of safety, quality, and compliance, while promoting a lean, decentralized operating model. We are focused on reducing our SE&A costs through process redesign and other cost reduction measures.

Drive growth through disciplined acquisitions and organic investments. Arcosa is expected to possess the balance sheet strength and capital allocation flexibility to pursue organic growth, as well as strategic acquisitions. We intend to pursue a disciplined growth strategy in our core infrastructure markets, capitalizing on the fragmented nature of many of the industries in which we operate. Additionally, by leveraging the central location of our operations in Mexico, we should be able to expand our footprint and product lines into other international geographies and markets. Consistent with our stated strategy to pursue acquisitions, Arcosa currently has a pipeline of potential acquisitions that it is evaluating in its current construction, energy, and transportation markets as well as other potential strategic opportunities which are in various stages of development, some or all of which may or may not result in a transaction.

Continually assess our portfolio to allocate capital towards the best opportunities. Following the spin-off, Arcosa will be positioned to focus attention on its distinct investment thesis. We will utilize a robust process to effectively identify and execute on organic and acquisition growth opportunities, and our organization will be structured so it can quickly and efficiently integrate new acquisitions.

Results of Operations

The following discussion of Arcosa’s results of operations should be read in connection with “Forward-Looking Statements” and “Risk Factors”. These items provide additional relevant information regarding the business of Arcosa, its strategy and various industry conditions which have a direct and significant impact on Arcosa’s results of operations, as well as the risks associated with Arcosa’s business.

Six Months Ended June 30, 2018 and 2017

Consolidated Results - Overall Summary

Revenues

	Six Months Ended June 30, 2018			Six Months Ended June 30, 2017
	Revenues			Revenues			Percent Change
	External	Intersegment	Total	External	Intersegment	Total
	($ in millions)
Construction Products Group	$154.1	$—	$154.1	$125.4	$—	$125.4	22.9%
Energy Equipment Group	372.5	2.2	374.7	432.0	2.0	434.0	(13.7)
Transportation Products Group	180.8	—	180.8	191.6	—	191.6	(5.6)
Segment Totals before Eliminations	707.4	2.2	709.6	749.0	2.0	751.0	(5.5)
Eliminations	—	(2.2)	(2.2)	—	(2.0)	(2.0)
Consolidated Total	$707.4	$—	$707.4	$749.0	$—	$749.0	(5.6)

Our revenues for the six months ended June 30, 2018 decreased by 5.6 percent from the prior year period primarily as a result of reduced volumes in our Energy Equipment Group and reduced barge deliveries in our Transportation Products Group, partially offset by increased production volumes and the impact of an acquisition in our Construction Products Group. Revenue in our Energy Equipment Group was also $14.7 million lower for the six months ended June 30, 2018 due to the required adoption of the new revenue accounting rules. See Note 1 of the Unaudited Interim Combined Financial Statements.

Operating Costs

	Six Months Ended June 30,
	2018	2017
	(in millions)
Construction Products Group	$124.1	$96.5
Energy Equipment Group	349.0	391.6
Transportation Products Group	159.1	170.5
All Other	—	—
Segment Totals before Eliminations and Corporate	632.2	658.6
Corporate	15.6	17.4
Eliminations	(2.2)	(2.0)
Consolidated Total	$645.6	$674.0

Operating costs for the six months ended June 30, 2018 decreased by 4.2 percent over the same period in 2017 primarily as a result of reduced volumes in our Energy Equipment Group and reduced barge deliveries in our Transportation Products Group, partially offset by increased production volumes and the impact of an acquisition in our Construction Products Group.

Selling, engineering, and administrative expenses, including Corporate expenses, decreased for the six months ended June 30, 2018 by 2.2 percent primarily due to lower compensation-related expenses. As a percentage of revenue, selling, engineering, and administrative expenses were 10.9 percent for the six months ended June 30, 2018 as compared to 10.5 percent for the same period in 2017.

Operating Profit (Loss)

	Six Months Ended June 30,
	2018	2017
	(in millions)
Construction Products Group	$30.0	$28.9
Energy Equipment Group	25.7	42.4
Transportation Products Group	21.7	21.1
All Other	—	—
Segment Totals before Eliminations and Corporate	77.4	92.4
Corporate	(15.6)	(17.4)
Eliminations	—	—
Consolidated Total	$61.8	$75.0

Our operating profit for the six months ended June 30, 2018 decreased by 17.6 percent when compared to the same period in 2017 primarily as a result of reduced volumes in our Energy Equipment Group and reduced barge deliveries in our Transportation Products Group, partially offset by increased production volumes and the impact of an acquisition in our Construction Products Group. Operating profit in our Energy Equipment Group was also $3.6 million lower for the six months ended June 30, 2018 due to the required adoption of the new revenue accounting rules. See Note 1 of the Unaudited Interim Combined Financial Statements.

For a further discussion of revenues, costs, and the operating results of individual segments, see segment discussion below.

Other Income and Expense

Other income and expense is summarized in the following table:

	Six Months Ended June 30,
	2018	2017
	(in millions)
Foreign currency exchange transactions	$2.2	$0.8
Other	(0.1)	(0.6)
Other, net	$2.2	$0.2

Income Taxes

The provision for income taxes results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company’s effective income tax rate on income before income taxes:

	Six Months Ended June 30,
	2018	2017
Statutory rate	21.0%	35.0%
State taxes	2.3	1.9
Domestic production activities deduction	—	(2.2)
Changes in valuation allowance and reserves	2.4	1.2
Foreign adjustments	1.5	3.1
Equity compensation	(1.2)	0.7
Other, net	(1.2)	(0.5)
Effective rate	24.8%	39.2%

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35.0 percent to 21.0 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. In December 2017, we recorded a tax benefit after the initial assessment of the tax effects of the Act, and we will continue refining this amount throughout 2018. We are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of our deferred tax balance or give rise to new deferred tax amounts in future periods of 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the IRS and the FASB as well as interpretations and assumptions made by the Company. The calculation of our estimated annual effective tax rate includes the estimated impact of provisions of the Tax Act, such as interest limitations, and foreign limitations or inclusions. These estimates could change as additional information becomes available on these provisions of the Tax Act.

See Note 8 “Income Taxes” of the Notes to the Unaudited Interim Combined Financial Statements for a further discussion of income taxes.

Construction Products Group

	Six Months Ended June 30,
	2018	2017	Percent Change
	($ in millions)
Revenues:
Construction aggregates	$113.7	$101.8	11.7%
Other	40.4	23.6	71.2
Total revenues	154.1	125.4	22.9

Operating costs:
Cost of revenues	110.0	84.9	29.6
Selling, engineering, and administrative costs	14.1	11.6	21.6
Operating profit	$30.0	$28.9	3.8
Operating profit margin	19.5%	23.0%

Revenues and cost of revenues increased by 22.9 percent and 29.6 percent, respectively, for the six months ended June 30, 2018, when compared to the same period in 2017 primarily from higher volumes in our construction aggregates businesses and an acquisition in our other businesses. Approximately 70 percent of the increase in revenues from other businesses and approximately 35 percent of the increase in segment cost of revenues was a result of our trench shoring products acquisition in the third quarter of 2017. Selling, engineering, and administrative costs increased by 21.6 percent for the six months ended June 30, 2018, compared to the same period in 2017, approximately 45 percent of which related to increased compensation-related costs from the trench shoring products acquisition.

Energy Equipment Group

	Six Months Ended June 30,
	2018	2017	Percent Change
	($ in millions)
Revenues:
Wind towers and utility structures	$280.5	$347.3	(19.2)%
Other	94.2	86.7	8.7
Total revenues	374.7	434.0	(13.7)

Operating costs:
Cost of revenues	313.0	353.3	(11.4)
Selling, engineering, and administrative costs	36.0	38.3	(6.0)
Operating profit	$25.7	$42.4	(39.4)
Operating profit margin	6.9%	9.8%

Revenues for the six months ended June 30, 2018 decreased by 13.7 percent when compared to the same period in 2017. Revenues from our wind towers and utility structures product lines decreased by 19.2 percent, driven primarily by reduced volumes in our wind towers product line. Revenues from other product lines increased by 8.7 percent as a result of increased shipping volumes. Cost of revenues decreased by 11.4 percent for the six months ended June 30, 2018 compared to 2017, primarily driven by reduced volumes and the impact of a $3.9 million insurance recovery recognized in the six months ended June 30, 2018. Selling, engineering, and administrative costs decreased by 6.0 percent for the six months ended June 30, 2018 compared to the same period in 2017 primarily due to a reduction in bad debt expense related to a single customer. Revenue and operating profit was also lower by $14.7 million and $3.6 million, respectively, for the six months ended June 30, 2018 due to the required adoption of new revenue accounting rules. See Note 1 of the Unaudited Interim Combined Financial Statements for further information regarding this accounting change.

The backlog for wind towers and utility structures was $780.1 million and $1.1 billion at June 30, 2018 and 2017, respectively.

Transportation Products Group

	Six Months Ended June 30,
	2018	2017	Percent Change
	($ in millions)
Revenues:
Inland barges	$73.7	$96.2	(23.4)%
Steel components	107.1	95.4	12.3
Total revenues	180.8	191.6	(5.6)

Operating costs:
Cost of revenues	147.8	159.0	(7.0)
Selling, engineering, and administrative costs	11.3	11.5	(1.7)
Operating profit	$21.7	$21.1	2.8
Operating profit margin	12.0%	11.0%

Revenues and cost of revenues decreased for the six months ended June 30, 2018 by 5.6 percent and 7.0 percent, respectively, compared to the same period in 2017 primarily from lower barge deliveries. Selling, engineering, and administrative costs for the six months ended June 30, 2018 were substantially unchanged compared to the same period in 2017.

As of June 30, 2018, the backlog for the Transportation Products Group was $198.4 million compared to $90.7 million as of June 30, 2017.

Corporate

	Six Months Ended June 30,
	2018	2017	Percent Change
	($ in millions)
Corporate overhead costs	$15.6	$17.4	(10.3)%

Corporate overhead costs consist of costs not previously allocated to Trinity's business units and have been allocated to Arcosa based on an analysis of each cost function and the relative benefits received by Arcosa for each of the periods using methods management believes are consistent and reasonable.

The decrease in corporate overhead costs for the six months ended June 30, 2018 compared to the same period in 2017 is primarily due to lower compensation-related expenses.

Years Ended December 31, 2017, 2016, and 2015

Consolidated Results - Overall Summary

Revenues

	Year Ended December 31, 2017
	Revenues			Percent Change 2017 versus 2016
	External	Intersegment	Total
	($ in millions)
Construction Products Group	$258.9	$—	$258.9	2.8%
Energy Equipment Group	840.2	3.9	844.1	2.0
Transportation Products Group	363.3	—	363.3	(42.1)
Segment Totals before Eliminations	1,462.4	3.9	1,466.3	(14.1)
Eliminations	—	(3.9)	(3.9)
Combined Total	$1,462.4	$—	$1,462.4	(14.2)

	Year Ended December 31, 2016
	Revenues			Percent Change 2016 versus 2015
	External	Intersegment	Total
	($ in millions)
Construction Products Group	$251.9	$—	$251.9	5.0%
Energy Equipment Group	824.6	2.8	827.4	(10.9)
Transportation Products Group	627.5	—	627.5	(35.8)
Segment Totals before Eliminations	1,704.0	2.8	1,706.8	(20.5)
Eliminations	—	(2.8)	(2.8)
Combined Total	$1,704.0	$—	$1,704.0	(20.4)
	Year Ended December 31, 2015
	Revenues
	External	Intersegment	Total
	($ in millions)
Construction Products Group	$239.9	$—	$239.9
Energy Equipment Group	922.6	6.2	928.8
Transportation Products Group	977.9	—	977.9
Segment Totals before Eliminations	2,140.4	6.2	2,146.6
Eliminations	—	(6.2)	(6.2)
Combined Total	$2,140.4	$—	$2,140.4

Our revenues for the year ended December 31, 2017, decreased by 14.2 percent from the previous year primarily as a result of reduced volumes in our Transportation Products Group. Revenues from our Construction Products Group increased for the year ended December 31, 2017 primarily as a result of an acquisition in our trench shoring products business partially offset by lower volumes in the construction aggregates business. In our Energy Equipment Group, revenues increased primarily as a result of an increase in revenues from our utility structures business partially offset by lower delivery volumes in our wind towers business.

Our revenues for the year ended December 31, 2016, decreased by 20.4 percent from the previous year primarily as a result of lower barge shipments and product mix changes in our Transportation Products Group. In our Energy Equipment Group, lower volumes in our utility structures business and other product lines were partially offset by higher volumes in our structural wind towers business. Revenues from our Construction Products Group increased primarily due higher volumes in our construction aggregates business.

Operating Costs

Operating costs are comprised of cost of revenues; selling, engineering, and administrative costs; and gains or losses on property disposals.

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Construction Products Group	$205.2	$192.6	$189.5
Energy Equipment Group	765.7	739.7	920.4
Transportation Products Group	324.3	540.2	780.2
All Other	0.1	2.1	(0.7)
Segment Totals before Eliminations and Corporate Expenses	1,295.3	1,474.6	1,889.4
Corporate	39.3	31.4	39.6
Eliminations	(3.9)	(2.8)	(6.4)
Combined Total	$1,330.7	$1,503.2	$1,922.6

Operating costs for the year ended December 31, 2017 decreased by 11.5 percent over the previous year primarily due to lower shipment levels in our Transportation Products Group. The reduction in operating costs was partially offset by additional costs associated with aligning our production footprint with demand in several of our businesses.

Selling, engineering, and administrative expenses for the year ended December 31, 2017, increased by 10.7 percent primarily due to higher performance-related compensation.

Operating costs for the year ended December 31, 2016 decreased by 21.8 percent over the previous year primarily due to lower shipment levels in our Transportation Products Group. Operating costs in our Energy Equipment Group decreased over the prior year primarily due to lower volumes in our utility structures and other businesses combined with a goodwill impairment charge of $89.5 million that was recorded for the year ended December 31, 2015. See Note 7 “Goodwill” of the Notes to the Audited Annual Combined Financial Statements. Selling, engineering, and administrative expenses decreased for the year ended December 31, 2016, by 15.1 percent primarily due to lower compensation expenses.

Operating Profit (Loss)

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Construction Products Group	$53.7	$59.3	$50.4
Energy Equipment Group	78.4	87.7	8.4
Transportation Products Group	39.0	87.3	197.7
All Other	(0.1)	(2.1)	0.7
Segment Totals before Eliminations and Corporate Expenses	171.0	232.2	257.2
Corporate	(39.3)	(31.4)	(39.6)
Eliminations — Other	—	—	0.2
Combined Total	$131.7	$200.8	$217.8

Our operating profit for the year ended December 31, 2017 decreased by 34.4 percent when compared to the prior year period primarily as a result of lower shipment levels in our Transportation Products Group. Operating profit in the Construction Products Group decreased for the year ended December 31, 2017 when compared to the prior year primarily due to lower volumes in our construction aggregates business partially offset by higher volumes in the Group’s other businesses as a result of the trench shoring products acquisition. Operating profit in our Energy Equipment Group decreased for the year ended December 31, 2017 when compared to the prior year as a result of lower delivery volumes in our wind towers business partially offset by an increase in revenues from our utility structures product line and other businesses.

Our operating profit for the year ended December 31, 2016 decreased by 7.8 percent primarily as a result of lower shipment volumes in our Transportation Products Group. Operating profit was affected by additional costs associated with aligning our production footprint with demand in several of our business groups. Operating profit in the Construction Products Group increased when compared to the prior year primarily due to lower selling, engineering, and administrative costs and higher volumes in our construction aggregates business. Operating profit in our Energy Equipment Group increased when compared to the prior year as a result of a goodwill impairment charge of $89.5 million that was recorded for the year ended December 31, 2015. See Note 7 “Goodwill” of the Notes to the Audited Annual Combined Financial Statements.

For a further detailed discussion of revenues, costs, and the operating results of individual segments, see segment discussion below.

Other Income and Expense

Other, net (income) expense consists of the following items:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Interest expense	$—	$—	$0.4
Interest income	(0.1)	(0.1)	(0.5)
Foreign currency exchange transactions	2.2	4.8	(2.3)
Other	(0.5)	(1.1)	1.0
Other, net	$1.6	$3.6	$(1.4)

Income Taxes

The provision for income taxes results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company’s effective income tax rate on income before income taxes:

	Year Ended December 31,
	2017	2016	2015
Statutory rate	35.0%	35.0%	35.0%
Effect of Tax Cuts and Jobs Act	(5.0)	—	—
Goodwill impairment	—	—	1.2
State taxes	2.5	1.7	2.7
Domestic production activities deduction	(2.1)	(2.1)	(3.4)
Equity compensation	0.2	—	—
Changes in valuation allowances and reserves	2.2	1.1	1.0
Other, net	(1.7)	1.9	1.9
Effective rate	31.1%	37.6%	38.4%

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. As of December 31, 2017, we have completed an initial assessment of the tax effects of the Act, and have made a reasonable estimate of the effects on our existing deferred tax balances. We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to impact future tax returns. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts resulting in adjustments in future periods in 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the IRS and the FASB as well as interpretations and assumptions made by the Company. For the items for which we were able to determine a reasonable estimate, we recognized a provisional net benefit of $6.2 million for the year ended December 31, 2017, which is included as a component of income tax expense.

Income (loss) before income taxes for the years ended December 31, 2017, 2016, and 2015 was $139.9 million, $205.7 million, and $237.0 million, respectively, for U.S. operations, and $(9.8) million, $(8.5) million, and $(17.8) million, respectively, for foreign operations, principally in Mexico and Canada. The Company provides deferred income taxes on the unrepatriated earnings of its foreign operations where it results in a deferred tax liability.

At December 31, 2017, the Company had no federal consolidated net operating loss carryforwards and $1.7 million of tax-effected state loss carryforwards remaining. In addition, the Company had $4.4 million of foreign net operating loss carryforwards that will begin to expire in the year 2034. We have established a valuation allowance for state and foreign tax operating losses and credits that we have estimated may not be realizable.

See Note 10 “Income Taxes” of the Notes to the Audited Annual Combined Financial Statements for a further discussion of income taxes.

Construction Products Group

	Year Ended December 31,			Percent Change
	2017	2016	2015	2017 versus 2016	2016 versus 2015
	($ in millions)
Revenues:
Construction aggregates	$204.9	$213.4	$192.0	(4.0)%	11.1%
Other	54.0	38.5	47.9	40.3	(19.6)
Total revenues	258.9	251.9	239.9	2.8	5.0

Operating costs:
Cost of revenues	178.6	170.8	166.4	4.6	2.6
Selling, engineering, and administrative costs	26.6	21.8	23.1	22.0	(5.6)
Operating profit	$53.7	$59.3	$50.4	(9.4)	17.7
Operating profit margin	20.7%	23.5%	21.0%

Revenues and cost of revenues increased by 2.8 percent and 4.6 percent, respectively, for the year ended December 31, 2017, when compared to the same period in 2016. Approximately 65 percent of the increase in revenues from other businesses and substantially all of the increase in segment cost of revenues was a result of our trench shoring products acquisition in the third quarter of 2017. The decrease in revenues in our construction aggregates business was primarily due to lower volumes. Selling, engineering, and administrative costs increased by 22.0 percent for the year ended December 31, 2017 compared to the same period in 2016 approximately 30 percent of which related to increased compensation-related costs from the newly acquired shoring business and approximately 65 percent of which related to increased compensation-related costs of existing businesses.

Revenues and cost of revenues increased by 5.0 percent and 2.6 percent, respectively, for the year ended December 31, 2016, when compared to the same period in 2015. The increase in revenues and cost of revenues resulted primarily from an approximately 5 percent increase in volumes in our construction aggregates business, partially offset by an approximately 20 percent decrease in sales in our shoring business, primarily attributable to reduced volume. Selling, engineering, and administrative costs decreased by 5.6 percent, for the year ended December 31, 2016 compared to the same period in 2015. The decrease for the year ended December 31, 2016 was primarily due to lower compensation-related expenses.

Energy Equipment Group

	Year Ended December 31,			Percent Change
	2017	2016	2015	2017 versus 2016	2016 versus 2015
	($ in millions)
Revenues:
Wind towers and utility structures	$652.1	$641.1	$611.8	1.7%	4.8%
Other	192.0	186.3	317.0	3.1	(41.2)
Total revenues	844.1	827.4	928.8	2.0	(10.9)

Operating costs:
Cost of revenues	691.7	670.3	751.8	3.2	(10.8)
Selling, engineering, and administrative costs	74.0	69.4	79.1	6.6	(12.3)
Goodwill impairment	—	—	89.5
Operating profit	$78.4	$87.7	$8.4	(10.6)	944.0
Operating profit margin	9.3%	10.6%	0.9%

Revenues for the year ended December 31, 2017 increased by 2.0 percent compared to the same period in 2016. Revenues from our wind towers and utility structures product lines increased by 1.7 percent for the year ended December 31, 2017 driven by an approximately 10 percent increase in revenues in our utility structures product line due largely to improved pricing, partially offset by an approximately 5 percent decrease in revenues in our wind towers product line due to lower shipping volumes and pricing. Revenues from other product lines for the year ended December 31, 2017 increased by 3.1 percent when compared to 2016 as a result of increased shipping volumes. Other revenues include results primarily from our storage and distribution containers product lines. Cost of revenues increased by 3.2 percent for the year ended December 31, 2017, compared to 2016, due to higher volumes in our utility structures and other product lines. Selling, engineering, and administrative costs increased by 6.6 percent for the year ended December 31, 2017 approximately 60 percent of which related to increased bad debt expense primarily related to a single customer and approximately 20 percent of which related to increased compensation-related expenses.

Revenues for the year ended December 31, 2016 decreased by 10.9 percent compared to the same period in 2015. Revenues from our wind towers and utility structures product lines increased by 4.8 percent for the year ended December 31, 2016 driven by an approximately 40 percent increase in revenues in our structural wind towers business primarily related to increased volumes, partially offset by an approximately 25 percent decrease in revenues in our other utility structures product line primarily due to decreased volumes. Revenues from other product lines for the year ended December 31, 2016 decreased by 41.2 percent when compared to 2015 primarily as a result of decreases in shipment volumes. Other revenues include results primarily from our storage and distribution containers product lines. Similarly, cost of revenues decreased by 10.8 percent for the year ended December 31, 2016 compared to 2015 due to lower volumes in our utility structures and other product lines, partially offset by increased volumes in our structural wind towers business. Selling, engineering, and administrative costs decreased by 12.3 percent for the year ended December 31, 2016, approximately 50 percent of which was due to decreased compensation-related expenses and approximately 25 percent of which related to lower professional service expenses.

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for each of the three years in the period ended December 31, 2017. Accordingly, we determined that the goodwill associated with certain operations included in the Energy Equipment Group was impaired in its entirety and recorded an impairment charge of $89.5 million for the year ended December 31, 2015. See Note 7 “Goodwill” of the Notes to the Audited Annual Combined Financial Statements.

As of December 31, 2017, the backlog for structural wind towers was $780.8 million compared to $1,148.4 million as of December 31, 2016. Approximately 33 percent of our structural wind towers backlog is expected to be delivered during the year ending December 31, 2018 with the remainder to be delivered through 2020. See Note 5 of the Notes to the Audited Annual Combined Financial Statements for additional information about a significant customer in the Energy Equipment Group.

Transportation Products Group

	Year Ended December 31,			Percent Change
	2017	2016	2015	2017 versus 2016	2016 versus 2015
	($ in millions)
Revenues:
Inland barges	$157.9	$403.1	$652.9	(60.8)%	(38.3)%
Steel components	205.4	224.4	325.0	(8.5)	(31.0)
Total revenues	363.3	627.5	977.9	(42.1)	(35.8)

Operating costs:
Cost of revenues	301.2	515.5	748.5	(41.6)	(31.1)
Selling, engineering, and administrative costs	23.1	24.7	31.7	(6.5)	(22.1)
Operating profit	$39.0	$87.3	$197.7	(55.3)	(55.8)
Operating profit margin	10.7%	13.9%	20.2%

Revenues and cost of revenues decreased for the year ended December 31, 2017 by 42.1 percent and 41.6 percent, respectively, compared to the same period in 2016 primarily from lower barge deliveries and steel component deliveries. Selling, engineering, and administrative costs decreased for the year ended December 31, 2017 compared to the same period in 2016.

Revenues decreased for the year ended December 31, 2016 by 35.8 percent compared to the same period in 2015 primarily due to lower barge deliveries, as well as lower steel component deliveries. Cost of revenues decreased by 31.1 percent for the year ended December 31, 2016, when compared to the same period in 2015 due to lower volumes in these businesses. Selling, engineering, and administrative costs decreased for the year ended December 31, 2016 compared to the same period in 2015 due to lower compensation-related expenses.

As of December 31, 2017, the backlog for the inland barge business was $98.2 million compared to $120.0 million as of December 31, 2016.

Corporate

	Year Ended December 31,			Percent Change
	2017	2016	2015	2017 versus 2016	2016 versus 2015
	($ in millions)
Corporate overhead costs	$39.3	$31.4	$39.6	25.2%	(20.7)%

Corporate overhead costs consist of costs not previously allocated to Trinity’s business units and have been allocated to Arcosa based on an analysis of each cost function and the relative benefits received by Arcosa for each of the periods using methods management believes are consistent and reasonable. See Note 2 of the Notes to the Audited Annual Combined Financial Statements for further information.

The increase in corporate overhead costs for the year ended December 31, 2017 compared to 2016 is primarily due to higher corporate level infrastructure costs and performance-based compensation-related expenses.

The decrease in corporate overhead costs for the year ended December 31, 2016 compared to 2015 is primarily due to lower compensation-related expenses.

Liquidity and Capital Resources

Overview of Capital Structure

We intend to enter into certain financing arrangements prior to or concurrently with the spin-off. A description of such financing arrangements will be included in an amendment to the registration statement of which this information statement is a part.

Arcosa’s liquidity requirements are primarily to fund our business operations, including capital expenditures and working capital requirements, operational restructuring activities, and to meet planned debt service requirements. Our primary sources of liquidity are cash flows from operations, our existing cash balance and, as necessary, borrowings under planned credit facilities and issuance of long-term debt. To the extent we generate discretionary cash flow we may consider using this additional cash flow to optionally prepay planned indebtedness, undertake new capital investment projects, execute strategic acquisitions, return capital to stockholders, or for general corporate purposes.

Cash Flows

Six Months Ended June 30, 2018 and 2017

The following table summarizes our cash flows from operating, investing, and financing activities for the six months ended June 30, 2018 and June 30, 2018:

	Six Months Ended June 30,
	2018	2017
	(in millions)
Total cash provided by (required by):
Operating activities	$99.1	$93.2
Investing activities	(44.3)	(35.5)
Financing activities	(51.0)	(59.8)
Net increase (decrease) in cash and cash equivalents	$3.8	$(2.1)

Operating Activities. Net cash provided by operating activities for the six months ended June 30, 2018 was $99.1 million compared to net cash provided by operating activities of $93.2 million for the six months ended June 30, 2017. Cash flow provided by operating activities increased primarily due to lower receivables.

Receivables at June 30, 2018 decreased by $20.8 million or 12.6 percent since December 31, 2017 primarily due to lower trade receivables in our Energy Equipment Group. Raw materials inventory at June 30, 2018 increased by $21.9 million or 24.0 percent while work in process inventory decreased by $13.8 million or 29.2 percent. Finished goods inventory decreased by $22.2 million or 20.5 percent since December 31, 2017. Accounts payable increased by $15.5 million, while accrued liabilities decreased by $11.8 million from December 31, 2017. We continually review reserves related to collectability as well as the adequacy of lower of cost or net realizable value with regard to accounts receivable and inventory.

Investing Activities. Net cash required by investing activities for the six months ended June 30, 2018 was $44.3 million compared to $35.5 million for the six months ended June 30, 2017. Capital expenditures for the six months ended June 30, 2018 were $20.4 million. This compares to $31.8 million of capital expenditures for the same period last year. Proceeds from the sale of property, plant, and equipment and other assets totaled $1.1 million for the six months ended June 30, 2018. This compares to $1.6 million for the same period in 2017. Net cash required related to acquisitions amounted to $25.0 million for the six months ended June 30, 2018. This compares to $5.3 million for the same period in 2017. There was no divestiture activity for the six months ended June 30, 2018 and 2017.

Financing Activities. Net cash required by financing activities during the six months ended June 30, 2018 was $51.0 million compared to $59.8 million of cash required by financing activities for the same period in 2017. Net transfers to Trinity totaled $54.0 million for the six months ended June 30, 2018 compared with $60.4 million for the six months ended June 30, 2017.

Years Ended December 31, 2017, 2016 and 2015

The following table summarizes our cash flows from operating investing and financing activities for each of the last three years:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Total cash provided by (required by):
Operating activities	$162.0	$227.8	$293.2
Investing activities	(126.4)	(79.8)	(130.8)
Financing activities	(42.8)	(144.2)	(194.3)
Net increase (decrease) in cash and cash equivalents	$(7.2)	$3.8	$(31.9)

2017 compared with 2016

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2017 was $162.0 million compared to net cash provided by operating activities of $227.8 million for the year ended December 31, 2016. Cash flow provided by operating activities decreased primarily due to lower operating profit.

Receivables at December 31, 2017 increased by $26.4 million or 19.9 percent from December 31, 2016. Raw materials inventory at December 31, 2017 decreased by $2.5 million or 2.7 percent since December 31, 2016 while work in process inventory decreased by $16.5 million or 25.9 percent. Finished goods inventory increased by $2.1 million or 2.0 percent since December 31, 2016. Accounts payable increased by $7.1 million, while accrued liabilities decreased by $4.9 million from December 31, 2016. We continually review reserves related to collectability as well as the adequacy of lower of cost or net realizable value with regard to accounts receivable and inventory. Certain amounts above may not be able to be recalculated from the information provided in the Audited Annual Combined Balance Sheets due to, among others, the impact of acquisitions.

Investing Activities. Net cash required by investing activities for the year ended December 31, 2017 was $126.4 million compared to $79.8 million for the year ended December 31, 2016. Capital expenditures for the year ended December 31, 2017 were $82.4 million. This compares to $84.8 million of capital expenditures for the same period last year. Proceeds from the sale of property, plant, and equipment and other assets totaled $3.5 million for the year ended December 31, 2017 compared to $5.0 million for the same period in 2016. Net cash required related to acquisitions amounted to $47.5 million for the year ended December 31, 2017. There was no divestiture activity for the year ended December 31, 2017. There was no acquisition or divestiture activity for the year ended December 31, 2016.

Financing Activities. Net cash required by financing activities during the year ended December 31, 2017 was $42.8 million compared to $144.2 million of net cash required by financing activities for the same period in 2016. During the year ended December 31, 2017, we borrowed $0.6 million and retired $0.1 million in debt. During the year ended December 31, 2016, we retired $0.5 million in debt as scheduled. Net transfers to Trinity totaled $43.0 million for the year ended December 31, 2017 compared with $141.7 million for the year ended December 31, 2016.

2016 compared with 2015

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2016 was $227.8 million compared to net cash provided by operating activities of $293.2 million for the same period in 2015. Cash flow provided by operating activities decreased primarily due to lower revenues and a related decrease in operating profit.

Receivables at December 31, 2016 increased by $0.3 million or 0.2 percent from December 31, 2015. Raw materials inventory at December 31, 2016 decreased by $26.4 million or 22.0 percent since December 31, 2015. At December 31, 2016, work in process inventory decreased by $6.4 million or 9.1 percent while finished goods inventory decreased by $23.5 million or 18.1 percent since December 31, 2015. Accounts payable decreased by $20.5 million as a result of lower inventory levels, while accrued liabilities decreased by $29.0 million from December 31, 2015.

Investing Activities. Net cash required by investing activities for the year ended December 31, 2016 was $79.8 million compared to $130.8 million for the year ended December 31, 2015. Capital expenditures for the year ended December 31, 2016 were $84.8 million. This compares to $88.8 million of capital expenditures for the same period in 2015. Proceeds from the sale of property, plant, and equipment and other assets totaled $5.0 million for the year ended December 31, 2016 compared to $4.2 million for the year ended December 31, 2015. There was no acquisition or divestiture activity for the year ended December 31, 2016. Net cash required related to acquisitions amounted to $46.2 million for the year ended December 31, 2015. There was no divestiture activity for the year ended December 31, 2015.

Financing Activities. Net cash required by financing activities during the year ended December 31, 2016 was $144.2 million compared to $194.3 million of net cash required by financing activities for the same period in 2015. During the year ended December 31, 2016 and 2015, we retired $0.5 million and $0.2 million in debt as scheduled. Net transfers to Trinity totaled $141.7 million for the year ended December 31, 2016 compared with $194.1 million for the year ended December 31, 2015.

Off Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commercial Commitments

As of December 31, 2017, we had the following contractual obligations and commercial commitments:

		Payments Due by Period
Contractual Obligations and Commercial Commitments	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
	(in millions)
Debt	$0.5	$0.1	$0.3	$0.1	$—
Operating leases	21.8	7.7	9.9	2.4	1.8
Obligations for purchase of goods and services	114.4	91.1	13.1	10.2	—
Other	3.7	3.2	0.3	0.2	—
Total	$140.4	$102.1	$23.6	$12.9	$1.8

As of December 31, 2017, we had $2.2 million of tax liabilities, including interest and penalties, related to uncertain tax positions. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities. See Note 10 of the Notes to the Audited Annual Combined Financial Statements.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, property, plant, and equipment, goodwill, income taxes, warranty obligations, insurance, restructuring costs, contingencies, and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our combined financial statements.

Revenue Recognition

Revenue is measured based on the allocation of the transaction price in a contract to satisfied performance obligations. The transaction price does not include any amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The following is a description of principle activities from which the Company generates its revenue, separated by reportable segments. Payments for our products and services are generally due within normal commercial terms.

Construction Products Group

The Construction Products Group recognizes revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Energy Equipment Group

Within the Energy Equipment Group, revenue is recognized for our wind tower and certain utility structure product lines over time as the products are manufactured using an input approach based on the costs incurred relative to the total estimated costs of production. We recognize revenue over time for these products as they are highly customized to the needs of an individual customer resulting in no alternative use to the Company if not purchased by the customer after the contract is executed, and we have the right to bill the customer for our work performed to date plus at least a reasonable profit margin for work performed. For all other products, revenue is recognized when the customer has accepted the product and legal title of the product has passed to the customer.

Transportation Products Group

The Transportation Products Group recognizes revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Inventory

We state our inventories at the lower of cost or net realizable value in accordance with Accounting Standards Update 2015-11 (“ASU 2015-11”) which became effective for public companies during interim and annual reporting periods beginning after December 15, 2016. The adoption of this standard had no impact on any periods presented herein. Our policy related to excess and obsolete inventory requires an analysis of inventory at the business unit level on a quarterly basis and the recording of any required adjustments. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. It is possible that changes in required inventory reserves may occur in the future due to then current market conditions.

Long-lived Assets

We periodically evaluate the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets.

Goodwill

Goodwill is required to be tested for impairment annually, or on an interim basis, whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The quantitative goodwill impairment test is a two-step process with step one requiring the comparison of the reporting unit’s estimated fair value with the carrying amount of its net assets. If necessary, step two of the impairment test determines the amount of goodwill impairment to be recorded when the reporting unit’s recorded net assets exceed its fair value. Impairment is assessed at the “reporting unit” level by applying a fair value-based test for each unit with recorded goodwill. The estimates and judgments that most significantly affect the fair value calculations are assumptions, consisting of level three inputs, related to revenue and operating profit growth, discount rates, and exit multiples.

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for each of the five years in the period ended December 31, 2017. Accordingly, we determined that the goodwill associated with certain operations included in the Energy Equipment Group was impaired in its entirety and recorded an impairment charge of $89.5 million for the year ended December 31, 2015. See Note 7 of the Notes to the Audited Annual Combined Financial Statements. No other reporting units were evaluated as at risk of failing the first step of the goodwill impairment test. A reporting unit is considered to be at risk if its estimated fair value does not exceed the carrying value of its net assets by 10 percent or more. See Note 3 and Note 7 of the Notes to the Audited Annual Combined Financial Statements for further explanation.

Given the uncertainties of the economy and its potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the fair value of our reporting units, made for the purposes of the long-lived asset and goodwill impairment tests, will prove to be accurate predictions of the future. If our assumptions regarding forecasted cash flows are not achieved, it is possible that impairments of remaining goodwill and long-lived assets may be required.

Warranties

The Company provides various express, limited product warranties that generally range from one to five years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been asserted by customers. Second, based on historical, accepted claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assesses the adequacy of the resulting reserves on a quarterly basis.

Insurance

We are effectively self-insured for workers’ compensation claims. A third-party administrator processes all such claims. We accrue our workers’ compensation liability based upon independent actuarial studies. To the extent actuarial assumptions change and claims experience rates differ from historical rates, our liability may change.

Contingencies and Litigation

The Company is involved in claims and lawsuits incidental to our business. Based on information currently available with respect to such claims and lawsuits, including information on claims and lawsuits as to which the Company is aware but for which the Company has not been served with legal process, it is management’s opinion that the ultimate outcome of all such claims and litigation, including settlements, in the aggregate will not have a material adverse effect on the Company’s financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise, could impact the operating results of the reporting period in which such resolution occurs.

Environmental

We are involved in various proceedings related to environmental matters. We have provided reserves to cover probable and estimable liabilities with respect to such proceedings, taking into account currently available information and our contractual recourse. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that we will not become involved in future environmental litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us.

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of Trinity to Arcosa’s standalone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by the Accounting Standards Codification Topic 740 — Income Taxes (“ASC 740”). Accordingly, Arcosa’s income tax provision has been prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of Trinity may not be included in the separate combined financial statements of Arcosa. Similarly, the tax treatment of certain items reflected in the separate combined financial statements of Arcosa may not be reflected in the consolidated financial statements and tax returns of Trinity; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the standalone financial statements that may or may not exist in Trinity’s consolidated financial statements.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and other tax attributes using currently enacted tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets and assess deferred tax liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. Changes in the calculated deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes, or changes in the structure or tax status of the Company. The Company assesses whether a valuation allowance should be established against its deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses; a forecast of future profitability; the duration of statutory carryback and carryforward periods; the Company’s experience with tax attributes expiring unused; and tax planning alternatives.

At December 31, 2017, the Company had no federal consolidated net operating loss carryforwards and $1.7 million of tax-effected state loss carryforwards remaining. In addition, the Company had $4.4 million of foreign net operating loss carryforwards that will begin to expire in the year 2034. We have established a valuation allowance for state and foreign tax operating losses and credits that we have estimated may not be realizable.

At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

The Act was enacted on December 22, 2017. The Act reduces the United States federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign-sourced earnings. As of December 31, 2017, we have completed an initial assessment of the tax effects of the Act, and have made a reasonable estimate of the effects on our existing deferred tax balances. We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to impact future tax returns. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts resulting in adjustments in future periods in 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the IRS and FASB as well as interpretations and assumptions made by the Company. For the items for which we were able to determine a reasonable estimate, we recognized a provisional net Federal benefit of $6.2 million for the year ended December 31, 2017, which is included as a component of income tax expense.

Recent Accounting Pronouncements

See Note 3 of the Notes to the Audited Annual Combined Financial Statements and Note 1 of the Notes to the Unaudited Interim Combined Financial Statements for information about recent accounting pronouncements.

Environmental Matters

We are subject to certain, comprehensive federal, state, local, and foreign environmental laws and regulations relating to our businesses and the release or discharge of materials into the environment; the management, use, processing, handling, recycling, storage, transport and transport arrangement and disposal of hazardous and non-hazardous waste and materials; and other activities relating to the protection of human health, natural resources, and the environment.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. We believe that our operations and facilities, whether owned, managed or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

Legal Proceedings

Arcosa is, from time to time, subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Arcosa that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Arcosa. See Note 13 of the Notes to the Audited Annual Combined Financial Statements and Note 11 of the Notes to the Unaudited Interim Combined Financial Statements for further information regarding legal proceedings.

Quantitative and Qualitative Disclosures About Market Risk

Arcosa is subject to market risk related to its net investments in its foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2017 was $164.6 million. The impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been significant to Arcosa. See Note 9 of the Notes to the Audited Annual Combined Financial Statements and Note 7 of the Notes to the Unaudited Interim Combined Financial Statements.

Arcosa believes that its market risk exposure from interest rate risks, commodity price risks, and other market or price risks is not significant.

MANAGEMENT

Directors and Executive Officers Following the Spin-Off

Executive Officers

Following the spin-off, we will be an independent, publicly traded company. The following table sets forth information regarding individuals who are expected to serve as Arcosa’s executive officers and other corporate officers, including their positions after the spin-off, and is followed by biographies of each such executive officer. While some of Arcosa’s executive officers and corporate officers are currently officers and employees of Trinity, after the spin-off, none of these individuals will be employees or officers of Trinity. The information set forth below is as of September 25, 2018.

Name	Age	Position
Antonio Carrillo	52	President and Chief Executive Officer
Scott Beasley	38	Chief Financial Officer
Reid Essl	37	President, Construction Products
Kerry Cole	50	President, Energy Equipment
Jesse Collins	52	President, Transportation Products
Bryan P. Stevenson	45	Chief Legal Officer
Mary Henderson	59	Chief Accounting Officer
Kathryn A. Collins*	55	Chief Human Resources Officer
Gail Peck*	51	Senior Vice President, Finance and Treasurer
*	Corporate officer not expected to be subject to reporting requirements under Section 16 of the Securities Act of 1934.

Antonio Carrillo will serve as Arcosa’s President and Chief Executive Officer, as well as a member of its Board of Directors. Mr. Carrillo served as the Chief Executive Officer of Mexichem S.A.B. de C.V. (BMV: MEXCHEM*), a publicly traded global specialty chemical company, with operations in 37 countries, offering a broad portfolio of products serving the energy, transportation, data-com, and construction sectors, from 2012 to February 2018. Mr. Carrillo is a current member of Trinity’s Board of Directors, and has been a director of Trinity since 2014. Prior to joining Mexichem, Mr. Carrillo spent 16 years at Trinity where he served as Senior Vice President and Group President of Trinity’s Energy Equipment Group and was responsible for Trinity’s Mexico operations. In 2014, he was elected to Trinity’s Board of Directors and has served as a member of the Finance and Risk Committee. From 2015 to 2018 Mr. Carrillo was a director of Dr. Pepper Snapple Group, Inc. Mr. Carrillo received a Master’s Degree in Business Administration from the Wharton School of the University of Pennsylvania. He serves on the Latin American board of the Wharton School of the University of Pennsylvania. He also earned a bachelor’s degree in Mechanical and Electrical Engineering from Universidad Anáhuac in Mexico City, Mexico. As a result of his employment with Trinity and as a member of Trinity’s Board of Directors, Mr. Carrillo brings significant knowledge and understanding of Arcosa’s products, services, operations, and business environment. In addition, he has broad experience in managing and leading a significant industrial enterprise in Mexico, where Arcosa has a number of operations.

Scott Beasley will serve as Arcosa’s Chief Financial Officer. Mr. Beasley currently serves as Group Chief Financial Officer of Trinity’s Construction, Energy, Marine, and Components businesses, a role he has held since 2017. Mr. Beasley joined Trinity in 2014 and previously served as Vice President of Corporate Strategic Planning for Trinity. Prior to joining Trinity, Mr. Beasley was an Associate Principal with McKinsey & Company, a global management consulting firm, where he led client engagements across the transportation, energy, and industrial sectors. Previously, he worked at McMaster-Carr Supply Company for several years as an operations manager. Mr. Beasley earned a Bachelor of Arts in Economics from Duke University and a Master’s Degree in Business Administration from Northwestern University’s Kellogg School of Management. As a result of Mr. Beasley’s experience with Trinity’s Construction, Energy, Marine, and Components businesses, he brings significant in-depth knowledge and understanding of Arcosa’s products, services, operations, and business environment.

Reid Essl will serve as the President of Construction Products at Arcosa. Since 2016, Mr. Essl has served as the President of Trinity Construction Materials at Trinity Industries. From 2013 to 2016, Mr. Essl served as the Group Chief Financial Officer of the Construction, Energy, Marine, and Components businesses of Trinity Industries. In his 14 years at Trinity, Mr. Essl has held a variety of financial, strategic planning, and business development positions.

Prior to joining Trinity, Mr. Essl worked at MetLife Financial. Mr. Essl earned a Bachelor of Business Administration in Finance from Texas A&M University in College Station and a Master of Business Administration from the University of Texas at Austin. As a result of Mr. Essl's 14 years with Trinity, including as President of Trinity Construction Materials, he brings significant in-depth knowledge and understanding of Arcosa’s Construction Products.

Kerry Cole will serve as the President of Energy Equipment at Arcosa. Mr. Cole joined Trinity Industries in 2000. Since 2016, he has served as President of Trinity Electrical Products which included oversight for Trinity Structural Towers and Trinity Meyer Utility Structures business units. Prior to this role, Mr. Cole served as President of Trinity Structural Towers business unit from 2007 to 2016. From 2000 to 2007, he served in a variety of operations and manufacturing leadership positions spanning Mining and Construction Equipment, Heads, and Structural Bridge business units. Mr. Cole has over 28 years of experience in manufacturing organizations. Mr. Cole earned a Bachelor of Science in Business Administration from the University of Central Florida. As a result of his employment with Trinity, including as President of Trinity Electrical Products and oversight for Trinity Structural Towers and Trinity Meyer Utility Structures business units, Mr. Cole brings significant knowledge and understanding of Arcosa’s Energy Equipment.

Jesse Collins will serve as the President of Transportation Products at Arcosa. Mr. Collins has served as the President of Trinity Parts and Components, LLC, which included McConway & Torley LLC, Standard Forged Products, LLC, and the business of McKees Rocks Forgings since 2016. From 2014 to 2016, he served as President of Trinity Cryogenics, LLC. From 2008 to 2013, Mr. Collins served as Executive Vice President and Chief Operating Officer at Broadwind Energy serving wind energy, transportation, and infrastructure markets. From 1999 to 2006, he served as President of Trinity Containers, LLC, Trinity Heads, Inc., and Trinity Structural Towers, Inc. and from 1993 to 1998, he held various operational and commercial roles with Trinity Rail Group, LLC and Trinity Marine Products, Inc. He began his career with Triumph Group, an aerospace flight control surface manufacturer. Mr. Collins earned a Bachelor of Business Administration in Accounting from the University of Texas at Arlington. As a result of his extensive experience with Trinity, including as President of Trinity Parts and Components, LLC, Mr. Collins brings extensive knowledge and understanding of Arcosa’s Transportation Products group.

Bryan P. Stevenson will serve as the Chief Legal Officer at Arcosa. Mr. Stevenson is the Vice President, Associate General Counsel and Corporate Secretary for Trinity since 2015, where he is responsible for SEC filings and compliance, stock exchange regulatory compliance, proxy statement preparation, annual shareholder meetings, and corporate governance matters. Prior to joining Trinity, Mr. Stevenson was Vice President, General Counsel and Secretary for U.S. Auto Parts Network, Inc. from 2011 to 2015, where he oversaw all of the company's legal affairs. Prior to his tenure at U.S. Auto Parts, he served as Vice President, Associate General Counsel for Blockbuster, Inc., which he joined as Senior Corporate Counsel in 2004. Before Mr. Stevenson joined Blockbuster, he worked in private practice. Mr. Stevenson earned his J.D. from Baylor Law School and undergraduate degree from Dallas Baptist University. Mr. Stevenson brings significant knowledge and understanding related to public-company compliance and legal matters based on his extensive experience with Trinity and prior publicly-traded companies.

Kathryn A. Collins will serve as the Chief Human Resources Officer at Arcosa. Ms. Collins has served as the Vice President of Human Resources at Trinity since 2014 with responsibilities for Talent Acquisition, Total Rewards, Talent Development, Employee Relations, HR Systems, and HR Compliance. She has over 30 years of experience across manufacturing, software, semi-conductor, defense, and retail industries. She has served in executive and leadership positions at Texas Instruments, JC Penney, RealPage, and Trinity Industries. Ms. Collins’ career spans human resources, corporate communications, and industrial engineering with responsibilities in the Americas, Europe, Asia, and Japan. Ms. Collins earned a Master of Business Administration from the University of Dallas, a Master of Science in Organization Development from the University of Texas at Dallas, and a Bachelor of Industrial Engineering from the University of Texas at Arlington. Ms. Collins is a registered Professional Engineer in the State of Texas. Her knowledge and experience, including as Vice President of Human Resources at Trinity, brings extensive understanding of human resources and related matters to Arcosa.

Mary Henderson will serve as the Chief Accounting Officer at Arcosa. Ms. Henderson has served as Vice President and Chief Accounting Officer of Trinity since 2010, responsible for full oversight of the company’s day-to-day external and internal accounting, tax, and reporting functions, driving process improvement, and aligning the strategic direction of the teams with the overall strategy of the company. Ms. Henderson joined Trinity in 2003 and has served in a variety of leadership positions including Corporate Controller, Assistant Corporate Controller, and Director of External Reporting. Ms. Henderson’s has more than 30 years of experience and her career spans positions in industrial manufacturing, banking, mortgage operations, and public accounting. Ms. Henderson earned a Bachelor of Science in Accounting from Cameron University in Lawton, Oklahoma. Ms. Henderson is a Certified Public Accountant licensed in the State of Texas since 1984. Ms. Henderson brings significant in-depth knowledge and understanding of accounting, tax, and reporting functions to Arcosa, including experience from her time as Vice President and Chief Accounting Officer of Trinity.

Gail Peck will serve as the Senior Vice President, Finance and Treasurer at Arcosa. Ms. Peck serves as Vice President, Finance and Treasurer of Trinity. Joining Trinity in 2010, she has been responsible for the corporate finance, investor relations, and credit functions. From 2004 to 2009, she served as Vice President and Treasurer for Centex Corporation with responsibilities that spanned corporate-wide capital planning, capital structure management, and financial planning. Prior to Centex, Ms. Peck served in a variety of finance roles at American Airlines, and began her career with the Bank of Boston in corporate lending. Ms. Peck earned a Master of Business Administration from the Kenan Flagler Business School at the University of North Carolina, Chapel Hill and a Bachelor of Arts in Economics from Trinity College in Hartford, CT. Ms. Peck is a CFA® charterholder. As a result of Ms. Peck’s experience as Vice President, Finance and Treasurer of Trinity, she brings significant in-depth knowledge and understanding of Arcosa’s corporate finance, investor relations, and credit functions.

Directors

The following table sets forth information with respect to those persons who are expected to serve on Arcosa’s Board of Directors following the completion of the spin-off, and is followed by biographies of each such individual. Mr. Carrillo’s biography is provided above under the heading “Executive Officers.” The nominees have been elected by Arcosa’s sole stockholder, Trinity, to serve on Arcosa’s Board of Directors effective as of the spin-off, except for Rhys Best, who was elected by Arcosa's sole stockholder, Trinity, to serve as the Non-Executive Chairman of Arcosa's Board of Directors effective as of September 13, 2018. The information set forth below is as of September 25, 2018.

Name	Age	Title
Rhys Best	71	Non-Executive Chairman
Antonio Carrillo	52	Director, President and Chief Executive Officer
Joe Alvarado	66	Director
David Biegler	71	Director
Jay Craig	57	Director
Ronald Gafford	68	Director
John Lindsay	57	Director
Douglas Rock	71	Director
Melanie Trent	53	Director

Rhys Best currently serves as a member of Board of Directors of Trinity. Mr. Best is Non-Executive Chairman of MRC Global, Inc. Beginning in 1999, Mr. Best served as Chairman, President, and Chief Executive Officer of Lone Star Technologies, Inc. He was also a director of, and remained in these positions with, Lone Star Technologies, Inc., until its acquisition by U.S. Steel Corp. in 2007. He is on the Board of Directors of Austin Industries, Inc. Mr. Best is a member of the board of directors of Cabot Oil & Gas Corporation and Commercial Metals Corporation. From 2004 to 2014, he served on the board of directors of Crosstex Energy, L.P. and also served as Non-Executive Chairman of Crosstex from 2009 to 2014.

Mr. Best has extensive experience in managing and leading significant industrial enterprises. His service on the boards of other significant companies provides the Board with additional perspective on the Company’s operations, including its international operations and future international opportunities.

The biography of Antonio Carrillo is set forth under “Executive Officers” above.

As a result of his past employment by the Company, Mr. Carrillo brings significant knowledge and understanding of the Company’s products, services, operations, and business environment. In addition, he has broad experience in managing and leading a significant industrial enterprise in Mexico, where the Company has a number of operations.

Joe Alvarado is the retired Chairman and CEO of Commercial Metals Company (“CMC”). Mr. Alvarado joined CMC in April 2010, and prior to serving as Chairman from 2013 to 2018 and CEO from 2011 to 2017 he held the position of Executive Vice President and Chief Operating Officer. Prior to his tenure at CMC, Mr. Alvarado served as President, U.S. Steel Tubular Products for U.S. Steel after the completed acquisition of Lone Star Technologies, Inc. where he had served as President and Chief Operating Officer from 2004 to 2007. Prior to this, Mr. Alvarado served as a Vice President for Ispat North America Inc. (now Arcelor Mittal) in 1998 and as an Executive Vice President at Birmingham Steel Company in 1997. Mr. Alvarado began his career at Inland Steel Company in 1976, and in 1988 he was appointed Vice President and General Manager, Sales and Marketing for Inland Bar Company and was made President in 1995. Mr. Alvarado currently serves as a director of Trinseo and Kennametal, Inc. and he is a former director of Spectra Energy. He has also served on the board of directors of various industry trade associations and community organizations.

Mr. Alvarado's significant management experience provides the Board with additional perspective on the Company’s operations, including the Company's construction products businesses.

David Biegler currently serves as a member of Board of Directors of Trinity. Mr. Biegler serves as a director of Southcross Energy Partners GP, LLC (“Southcross GP”), and has served since March 2018 as acting Chairman, President, and Chief Executive Officer, served as Chairman since 2015, as Chairman, President, and Chief Executive Officer from 2012 to 2015, and as Chairman and Chief Executive Officer from 2011 to 2012. Southcross GP is the general partner of Southcross Energy Partners, L.P. (“Southcross LP”), a company engaged in natural gas transportation and processing. Mr. Biegler served as Chairman of Southcross Holdings LP, which is currently the sole owner of Southcross GP, from August 2014 to January 2017, and served as its Chief Executive Officer from August 2014 to December 2014. From 2009 to 2011, Mr. Biegler served as Chairman and Chief Executive Officer of a predecessor to Southcross LP. Mr. Biegler also served as a director of Dynegy, Inc., from 2003 to 2011, and interim President and Chief Executive Officer of Dynegy, Inc. from March 2011 to April 2011. He retired as Vice Chairman of TXU Corp. in 2001, having served TXU Corp. as President and Chief Operating Officer from 1997 to 2001. Mr. Biegler is also a director of Southwest Airlines, Inc. and Austin Industries, Inc.

Mr. Biegler has broad experience in managing and leading significant industrial enterprises. His service on the boards of other significant companies provides the Board with additional perspective on the Company’s operations.

Jay Craig has served as Chief Executive Officer and President of Meritor, Inc. since April 2015. Prior to this, Mr. Craig was President and Chief Operating Officer, with oversight of Meritor’s business segments – Commercial Truck & Industrial and Aftermarket & Trailer. He has been a member of the Meritor Board of Directors since April 2015. Prior to taking on the role of President and COO, Mr. Craig was Senior Vice President and President of Meritor’s Commercial Truck & Industrial segment. He served as Senior Vice President and Chief Financial Officer at Meritor from 2009 to 2013 and has held various leadership positions at the company since 2006. Before joining Meritor, Mr. Craig served as President and CEO of General Motors Acceptance Corp.’s (“GMAC”) Commercial Finance organization from 2001 to 2006. Prior to that, Mr. Craig was President and CEO of GMAC’s Business Credit division from 1999 until 2001. He joined GMAC as a general auditor in 1997 from Deloitte & Touche, where he served as an audit partner.

Mr. Craig's significant management experience provides the Board with additional perspective on the Company’s operations, including the Company's transportation products businesses.

Ronald Gafford currently serves as a member of Board of Directors of Trinity. Mr. Gafford served as President and Chief Executive Officer of Austin Industries, Inc., from 2001 to 2012 and Chairman from 2008 to 2012, when he retired. Mr. Gafford is a member of the board of directors of publicly-traded Daseke, Inc. and is Chairman of the Board of Rees Architects, Inc., a privately-held architecture firm. Mr. Gafford began his career as a Project Engineer/Estimator and later a Project Manager for the Henry C. Beck Company in Dallas, TX. He later joined the Trammell Crow Company and served as Partner for their Construction and Development.

Mr. Gafford has extensive experience in managing and leading a significant industrial enterprise. His service as the Chief Executive Officer of Austin Industries, Inc. provides the Board with additional perspective on the Company’s operations.

John Lindsay has served as Chief Executive Officer of Helmerich & Payne, Inc. since 2014 and President and Director since 2012. Mr. Lindsay joined Helmerich & Payne in 1987 and has served in various positions including Vice President, U.S. Land Operations from 1997 to 2006 for Helmerich & Payne International Drilling Co., Executive Vice President, U.S. and International Operations from 2006 to 2010, Executive Vice President and Chief Operating Officer from 2010 to 2012, and President and Chief Operating Officer of the Company from 2012 to 2014.

Mr. Lindsay's significant experience management experience provides the Board with additional perspective on the Company’s operations, including the Company's energy equipment businesses.

Douglas Rock currently serves as a member of Board of Directors of Trinity. From 1990 to 2010, Mr. Rock served as the Chairman of Smith International, Inc. Mr. Rock joined Smith International, Inc. in 1974 and served as Chief Executive Officer, President, and Chief Operating Officer from 1989 to 2008.

Mr. Rock has broad experience in managing and leading a significant industrial enterprise. His service on the boards of other companies provides the Board with additional perspective on the Company’s operations.

Melanie Trent previously served in various legal, administrative and compliance capacities for Rowan Companies plc, from 2005 until 2017, including as an Executive Vice President, General Counsel and Chief Administrative Officer from 2014 until 2017, as Senior Vice President, Chief Administrative Officer and Company Secretary from 2011 until 2014, and as Vice President and Corporate Secretary from 2010 until 2011. Prior to her tenure at Rowan, Ms. Trent served in various legal, administrative and investor relations capacities for Reliant Energy Incorporated, served as counsel at Compaq Computer Corporation and as an associate at Andrews Kurth LLP. Ms. Trent is also a member of the Board of Directors of Diamondback Energy, Inc.

Ms. Trent's significant management experience provides the Board with additional perspective on the Company’s operations, including the Company's energy equipment businesses.

Upon completion of the separation, Arcosa’s Board of Directors will initially be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Arcosa expects to hold in 2019. The directors designated as Class II directors will have terms expiring at the 2020 annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the 2021 annual meeting of stockholders. Commencing with the 2019 annual meeting of stockholders, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires. Class I directors will be elected to three-year terms at the 2019 annual meeting of stockholders, Class II directors will be elected to one-year terms at the 2020 annual meeting of stockholders, and Class III directors will be elected to one-year terms at the 2021 annual meeting of stockholders. Commencing with the 2022 annual meeting of stockholders, the Board of Directors will no longer be classified, and directors will no longer be divided into classes. Members of the Board of Directors will be elected by a majority of the votes cast at each annual meeting of stockholders, except that a plurality standard applies in contested elections.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Principles

Our Board of Directors is expected to adopt corporate governance principles (the “Corporate Governance Principles”) that will provide a framework for the effective governance of Arcosa. The Corporate Governance Principles will address matters such as the board’s duties, director independence, director responsibilities, board structure and operation, director criteria and qualifications, board succession planning, board compensation, management evaluation and development, board orientation, and training.

Director Independence

Our Board of Directors will annually determine the independence of each director and nominee for election as a director under the NYSE’s, or a comparable public market’s, independence standards and our corporate governance guidelines. A majority of our board will be comprised of independent directors upon completion of the spin-off.

Director Qualification Standards

The Corporate Governance and Directors Nominating Committee charter that is expected to be adopted in connection with the separation will provide that the Governance and Nominating Committee identify and recommend to the Board of Directors nominees for election to, or for filling any vacancy on, Arcosa’s Board of Directors in accordance with the amended and restated bylaws, the Corporate Governance Principles, and the committee’s charter. The Governance and Nominating Committee may also consider such other factors as it may deem to be in the best interests of Arcosa and its stockholders. The committee is expected to periodically review the requisite skills and characteristics of Board members. Arcosa believes it appropriate and important that at least one key member of Arcosa’s management participate as a member of Arcosa’s Board of Directors. In appropriate circumstances this number may be increased.

Whenever the committee concludes, based on the reviews or considerations described above or due to a vacancy, that a new nominee to Arcosa’s Board of Directors is required or advisable, it will consider recommendations from directors, management, stockholders and, if it deems appropriate, consultants retained for that purpose. In such circumstances, it will evaluate individuals recommended by stockholders in the same manner as nominees recommended from other sources. Stockholders who wish to recommend an individual for nomination should send that person’s name and supporting information to the committee, care of the Corporate Secretary or through Arcosa’s communications coordinator. Stockholders who wish to directly nominate an individual for election as a director, without going through the Governance and Nominating Committee or using Arcosa’s proxy material, must comply with the procedures in Arcosa’s amended and restated bylaws.

Role of our Board of Directors in Risk Oversight

Our Board of Directors is expected to take an active role in risk oversight related to Arcosa both as a full board and through its committees, each of which will have primary risk oversight responsibility with respect to all matters within the scope of its duties as contemplated by its charter. While Arcosa’s management will be responsible for the day-to-day management of the various risks facing Arcosa, the Board of Directors will be responsible for monitoring management’s actions and decisions. The Board of Directors, as advised by the Audit Committee, will determine that appropriate risk management and mitigation procedures are in place and that senior management takes the appropriate steps to manage all major risks.

Board Committees

Effective upon the completion of the spin-off, our Board of Directors is expected to have three standing committees: an Audit Committee, a Human Resources Committee and a Corporate Governance and Directors Nominating Committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, or a comparable public market, as amended or modified from time to time, with respect to each of these committees and each of these committees will be comprised exclusively of independent directors. Additionally, our Board of Directors may, from time to time, establish other committees to facilitate the board’s oversight of management of the business and affairs of our Company.

Audit Committee

The Audit Committee’s function is expected to include overseeing, on behalf of the Board of Directors, the integrity of Arcosa’s financial statements and related disclosures; Arcosa’s compliance with legal and regulatory requirements; the qualifications, independence, and performance of Arcosa’s independent auditing firm; the performance of Arcosa’s internal audit function; Arcosa’s internal accounting and disclosure control systems and practices; Arcosa’s procedures for monitoring compliance with its Code of Business Conduct and Ethics; and Arcosa’s policies and procedures with respect to risk assessment, management, and mitigation. In carrying out its function, the Audit Committee is expected to (a) review with management, the chief audit executive, and the independent auditors Arcosa’s financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent auditors upon the financial condition of Arcosa, and its accounting controls and procedures; (b) review with management its processes and policies related to risk assessment, management and mitigation, compliance with corporate policies, compliance programs, internal controls, and summaries of management’s travel and entertainment reports and (c) perform such other matters as the Audit Committee deems appropriate. The Audit Committee is also expected to pre-approve all auditing and all allowable non-audit services provided to Arcosa by the independent auditors. It is expected that the Audit Committee will select and retain the independent auditors for Arcosa, subject to stockholder ratification and approve audit fees.

Human Resources Committee

Arcosa’s Human Resources Committee (the “Human Resources Committee”) is expected to make recommendations to the Board of Directors in its responsibilities relating to the fair and competitive compensation of Arcosa’s CEO. The Human Resources Committee will also be delegated authority by the Board of Directors to make compensation decisions with respect to the other named executive officers of Arcosa. The CEO, CFO, and other executive officers named in the “Summary Compensation Table” are referred to in this information statement as the “named executive officers”.

The Human Resources Committee is expected to review management succession planning and approve awards under Arcosa’s incentive compensation and equity based plans. The Human Resources Committee is expected to annually evaluate the leadership and performance of the CEO and recommend his compensation to Arcosa’s independent directors. The independent directors are expected to be responsible for approving the CEO’s compensation. The CEO is expected to provide to the Human Resources Committee his assessment of the performance of the other named executive officers. The Human Resources Committee is expected to also have direct access to Arcosa’s key leaders.

Corporate Governance and Directors Nominating Committee

It is expected that the functions of the Corporate Governance and Directors Nominating Committee (the “Governance Committee”) will be to identify and recommend to the Board individuals qualified to be nominated for election to the Board; review the qualifications of the members of each committee (including the independence of directors) to ensure that each committee’s membership meets applicable criteria established by the SEC and NYSE (or a comparable public market); recommend to the Board the members and Chairperson for each Board committee; periodically review and assess the Corporate Governance Principles and Arcosa’s Code of Business Conduct and Ethics and make recommendations for changes thereto to the Board; periodically review Arcosa’s orientation program for new directors and Arcosa’s practices for continuing education of existing directors; annually review director compensation and benefits and make recommendations to the Board regarding director compensation and benefits; review, approve, and ratify all transactions with related persons that are required to be disclosed under the rules of the SEC; and annually conduct an individual director performance review of each incumbent director and oversee the annual self-evaluation of the performance of the Board.

Code of Business Conduct and Ethics

Upon the completion of our spin-off from Trinity, our Board of Directors will adopt a code of business conduct and ethics (the “Code of Business Conduct and Ethics”) that applies to our directors, officers, and employees. Among other matters, the Code of Business Conduct and Ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;
•	full, fair, accurate, timely, and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules, and regulations;
•	prompt internal reporting of violations of law or the code to appropriate persons identified in the Code of Business Conduct and Ethics; and
•	accountability for adherence to the Code of Business Conduct and Ethics, including fair process by which to determine violations.

Any waiver of the Code of Business Conduct and Ethics for our directors or executive officers must be approved by a majority of our independent directors, and any such waiver shall be disclosed as required by law.

Compensation Committee Interlocks and Insider Participation

During Arcosa’s fiscal year ended 2017, Arcosa was not yet incorporated, was not an independent company, and did not have a Human Resources Committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Arcosa executive officers were made by Trinity, as described in the section of this information statement entitled “Compensation Discussion and Analysis”.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

Arcosa is currently a wholly-owned subsidiary of Trinity and Trinity’s senior management and the Human Resources Committee of Trinity’s Board of Directors (the “Trinity HR Committee”) determined Arcosa’s past compensation for its management, including those individuals (other than Mr. Antonio Carrillo) who are its named executive officers (or “NEOs”): Mr. Scott Beasley, Mr. Kerry Cole, Mr. Jesse Collins and Mr. Reid Essl. Mr. Carrillo was not employed by Trinity or Arcosa during the last completed fiscal year, and thus no compensation decisions were made by the Trinity HR Committee with respect to Mr. Carrillo in 2017.

This Compensation Discussion and Analysis (“CD&A”) describes the historical compensation philosophy, policies and practices of Trinity, including in respect of its NEOs other than Mr. Carrillo, and attempts to outline certain aspects of Arcosa’s anticipated compensation structure for the NEOs. Prior to the separation, the Trinity HR Committee will make appropriate compensation decisions and establish preliminary compensation philosophy, principles, and program design which will be reviewed and adjusted by the Arcosa Human Resources Committee after the spin-off to ensure the program design is appropriately aligned with Arcosa’s strategy and to remain market competitive. Because Arcosa is currently part of Trinity and not an independent company, Arcosa’s Human Resources Committee has not yet been constituted.

The contents of this Compensation Discussion and Analysis are organized into four sections:

•	Section 1—Trinity Compensation Decision Making for 2017
•	Section 2—2017 NEO Compensation Decisions
•	Section 3— Components of Compensation
•	Section 4—Other Compensation Programs and Policies

Section 1—Trinity Compensation Decision Making for 2017

Compensation Overview

The Trinity HR Committee considers each named executive officer’s compensation based on the overall objectives of Trinity’s executive compensation program, and a review of the following for each named executive officer:

•	the breadth, complexity, and scope of each executive’s responsibilities within Trinity, taking into account Trinity’s diversified portfolio of businesses;
•	the executive’s performance in optimizing Trinity’s overall success in providing leadership support of operational and financial flexibility that directs resources to those products in greatest demand and capitalizes on investment opportunities;
•	past performance through changing economic cycles and business climates with respect to specific financial, strategic, and operating objectives; and
•	compensation benchmark data from peer group companies (the “Peer Survey Data”) against which executive compensation is compared.

Compensation Approach

Trinity’s executive compensation is designed to drive executive accountability for performance of Trinity as a whole. This approach is reflected in Trinity’s compensation program and contributes to a performance-driven culture where executives are expected to deliver results that promote Trinity’s position as a premier, diversified industrial company. In setting 2017 compensation, Trinity utilized the Peer Survey Data and generally targeted the total target compensation of its named executive officers between 10 percent above or below the 50th percentile of the Peer Survey Data. This approach supports Trinity’s philosophy of driving performance and accountability. For further explanation of the Peer Survey Data, see “Benchmarking and Peer Survey Data for 2017 Compensation” below.

The Trinity HR Committee realizes that benchmarking against the Peer Survey Data requires interpretation due to the potential differences in position scope. The Trinity HR Committee uses the Peer Survey Data benchmarking information and the peer group proxy disclosure data provided by Meridian Compensation Partners, LLC (the

“Compensation Consultant”) as general guidance, making adjustments to compensation levels based on such interpretations and what the Trinity HR Committee believes to be consistent with the overall compensation objectives of Trinity and in the best long-term interests of Trinity’s stockholders.

Trinity’s compensation philosophy has proven to be appropriate and sufficient to attract, motivate and retain the key executives needed to enhance the performance and profitability of Trinity. The Trinity HR Committee considers the targeted range and develops a total target compensation amount for each named executive officer using the objectives described below and the Peer Survey Data as general guidelines. An individual’s total target compensation may be set at or below the 50th percentile if a named executive officer is in the early stages of his or her career or relatively new to his or her current position. Total target compensation may be set above the 50th percentile if a named executive officer is a seasoned executive and has significant experience and achievements in his or her role at Trinity or has extensive work experience in similar positions elsewhere that the Trinity HR Committee has determined provides additional value. The Trinity HR Committee also considers (i) the relatively high percentage of performance-based compensation, which may result in total compensation levels that vary from the targeted range described above, (ii) the periodic and relative impact on earnings of external business conditions outside the control of the executives and (iii) the cyclical nature of Trinity’s businesses. The Trinity HR Committee may periodically modify one or more compensation components to reflect the cyclical nature of the businesses.

Pay for Performance Philosophy

Trinity’s executive compensation philosophy is based on pay for performance. Target performance based incentive compensation, including both annual and performance based long-term compensation is generally within a range of 60 percent to 70 percent of a Trinity named executive officer’s total target compensation. The Trinity HR Committee believes that by having a significant amount of an executive’s compensation based on performance, and therefore at risk of non-payment, the executive will be properly motivated to bring added value to Trinity. Trinity’s executive compensation program is also designed to provide significant upside opportunity for exceptional performance and above-market compensation for above-market performance and conversely, reduce compensation when Trinity performance is lower than expected. Trinity’s businesses share a number of characteristics, the value of which can be maximized when business leaders are focused on operational and financial flexibility and strategies that drive enhanced performance throughout all Trinity businesses.

Objectives of the Executive Compensation Program

The primary emphasis of Trinity’s executive compensation program is to encourage and reward progress toward Trinity’s strategic and financial objectives. These objectives are recommended by management, with oversight of the Board of Directors, and are designed to promote the long-term interests of Trinity’s stockholders. As stockholders themselves, Trinity’s leaders are keenly focused on achieving these objectives. The executive compensation program reflects Trinity’s pay for performance philosophy. Table 1 below provides a summary of the executive compensation program objectives. In support of this philosophy:

•	Named executive officers’ base salaries were not changed for 2017 or 2018
•	Performance-based pay makes up 68 percent of the Trinity CEO’s total target compensation
•	Performance-based long-term incentive awards will be earned based on Relative Total Shareholder return beginning in 2018
•	There is no payout of 2015-2017 performance-based long-term incentive awards

Table 1: Executive Compensation Program Summary

2017 Executive Compensation Program Objectives	2017 Executive Compensation Program Design
• Provide an incentive for long-term value creation for stockholders

• Encourage the highest level of performance and accountability for optimizing the shared characteristics between Trinity’s businesses for its overall success

• Align compensation with annual and long-term business objectives, strategies, and financial targets

• Motivate senior executives to successfully guide Trinity through changing economic cycles and business climates, and lead rapid production capacity adjustments to meet market demands

• Attract, motivate and retain the key executives needed to enhance the performance and profitability of Trinity throughout its business cycles and meet its objective for long tenure among its senior executives

• Encourage executives to enhance Trinity’s position as a premier, diversified industrial company

• Be transparent and easy to understand by the programs’ participants and Trinity’s stockholders

• Use equity-based awards with multiple metrics and executive stock ownership requirements to align with stockholder interests

• Provide compensation opportunity for equivalent Trinity performance and annual and long-term incentives that are linked to stockholder interests

• Provide a reasonable mix of fixed and incentive compensation (approximately 32 percent fixed, 68 percent incentive for the Trinity CEO; approximately 40 percent fixed, 60 percent incentive on average for the other named executive officers)

• Provide a reasonable balance between annual and long-term compensation (approximately 35 percent annual, 65 percent long-term for the Trinity CEO; approximately 49 percent annual, 51 percent long-term on average for the other named executive officers)

• Maintain competitive pay levels based on the Peer Survey Data and peer group proxy disclosure data (targeted range for total target compensation is generally within 10 percent above or below the 50th percentile of the Peer Survey Data)

• Provide compensation levels that are aligned with performance and address both industry competitiveness and recruiting/retention competitiveness

• Incorporate enterprise-wide performance metrics to encourage executives to integrate operations and leverage expertise throughout Trinity

Going Forward: Arcosa expects the emphasis of its executive compensation philosophy to continue to be pay for performance.

Benchmarking and Peer Survey Data for 2017 Compensation

The Trinity HR Committee retains the Compensation Consultant to provide the Trinity HR Committee with guidance on executive compensation-related matters and to perform an annual total compensation study, the product of which is benchmarking information on each of the named executive officers. In setting 2017 compensation, this included data from each company named in the peer group shown in Table 2. The Trinity HR Committee considered the data provided by the Compensation Consultant when developing 2017 base salaries, annual incentive compensation, long-term incentive compensation, and total target compensation for Trinity’s named executive officers.

The Trinity HR Committee performs an annual review to determine whether peer companies remain appropriate. For the November 2016 compensation study to establish 2017 compensation, the peer companies as shown in Table 2 below were the same as the peer group companies used to establish 2016 compensation. These companies had median 2015 fiscal year revenue of $5.2 billion and market capitalization of $3.8 billion as of October 2016. The peer group shown in Table 2 below is comprised of industrial companies with similar size (measured by revenue and market capitalization), span of operation, and business complexity, that Trinity could potentially compete with for executive talent.

Table 2: Peer Companies Used for 2017 by Trinity

2017 Peer Companies
American Axle & Manufacturing Holdings, Inc.	Joy Global Inc.	Roper Technologies, Inc.
AMETEK, Inc.	Kennametal Inc.	Ryder System, Inc.
Chicago Bridge & Iron Company N.V.	The Manitowoc Company, Inc.	SPX Corporation
Crane Co.	Meritor, Inc.	Terex Corporation
Cummins Inc.	Navistar International Corporation	The Timken Company
Danaher Corporation	Oshkosh Corporation	United Rentals, Inc.
Dover Corporation	PACCAR Inc.	Valmont Industries, Inc.
Flowserve Corporation	Pentair plc	Worthington Industries, Inc.
Illinois Tool Works Inc.	Rockwell Automation, Inc.

The Peer Survey Data is size-adjusted, regressed market data for base salary, target annual and long-term incentive compensation and total target compensation obtained from the Aon Hewitt Total Compensation Measurement Survey. As a point of reference, for all named executive officers, the Trinity HR Committee also reviewed the most recently available peer group proxy disclosure data for the 2017 peer companies in Table 2.

Trinity recognizes that other entities may attempt to recruit Trinity’s senior executives and key employees. As such, in addition to benchmarking against the peer group listed in Table 2 above, Trinity, as a secondary reference point for certain executives, reviewed proxy disclosure data for a group of relevant companies that can offer executives similar positions with a greater scope of responsibility or promotion opportunities.

Going Forward: Arcosa anticipates that the process for setting Arcosa’s executive officer compensation will generally be similar to the process used by Trinity. Like at Trinity, Arcosa’s Human Resources Committee will seek input from the independent directors on Arcosa’s Board of Directors, Arcosa’s CEO, and its independent compensation consultant. Since Arcosa will operate on the same fiscal calendar as Trinity, Arcosa expects the timeline used for making decisions surrounding compensation will be similar to that of Trinity.

Trinity has engaged Meridian Compensation Partners, LLC, on Arcosa’s behalf, to assist in designing Arcosa’s anticipated executive compensation program. Following the spin-off, Arcosa’s Human Resources Committee is expected to retain its own consultant to advise it in its compensation planning decisions.

Concerning pay mix, Arcosa anticipates that a significant majority of compensation will be “at risk”. This “at-risk” pay will likely be in the form of annual and long-term incentives. To determine executive pay levels, Arcosa will develop a peer group with enough companies to allow for a robust assessment of the market for executive talent within Arcosa’s industry. Arcosa also anticipates it will utilize published survey data.

Section 2—2017 NEO Compensation Decisions

The compensation awarded to the NEOs other than Mr. Carrillo in 2017 reflected Trinity’s financial performance and their individual performance against strategic goals.

Going Forward: Arcosa expects that its NEOs will receive a portion of their compensation in the form of “at-risk” pay. Arcosa anticipates that it will have an annual cash incentive plan that will reward Arcosa’s NEOs based on the satisfaction of a combination of corporate financial metrics and operational goals, as established by Arcosa’s own Human Resources Committee. Arcosa anticipates that each NEO will have a target annual incentive payment.

Arcosa also anticipates that executives will receive annual grants of Arcosa equity as part of their compensation. Under a new equity plan, Arcosa expects that Arcosa’s Human Resources Committee will have the discretion to award equity in a variety of forms.

Section 3—Components of Compensation

Trinity’s executive compensation program has four key components:

•	a base salary;
•	an annual incentive plan;
•	a long-term incentive plan; and
•	an executive perquisite allowance.

At the direction of the Trinity HR Committee, the Compensation Consultant met with Trinity management, including the CEO, to discuss the scope and complexity of responsibilities, level of revenue responsibility, and internal reporting relationships for Trinity’s named executive officers. Following these discussions, the Compensation Consultant determined the reference points from the Peer Survey Data for base salary, annual incentive compensation target, long-term incentive compensation target and total target compensation of each named executive officer as compared to the 50th percentile of the Peer Survey Data.

After discussions with the Trinity HR Committee, Trinity management and a review of the Peer Survey Data, the Compensation Consultant provided comparative information for each named executive officer position. The Compensation Consultant’s analyses, along with the CEO’s compensation recommendations for each named executive officer, were presented to the Trinity HR Committee.

Set forth below are the components of total target compensation, how these components were applied to each named executive officer, and an analysis of why such amounts were set or paid. Although the Trinity HR Committee generally utilized the range of 10 percent above or below the 50th percentile of the Peer Survey Data for each component of compensation as a reference point, the Trinity HR Committee does not target each component within that particular range as it does generally with total target compensation. In establishing each component of compensation for the named executive officers, the Trinity HR Committee considered the same factors as it did for establishing total target compensation, as well as any additional factors noted below.

Base Salary

Base salary is intended to attract, motivate and retain key executives by providing a consistent level of pay that appropriately and fairly compensates the executive for the breadth, complexity, and scope of responsibility inherent in the position. After evaluating the market compensation data, the CEO discusses with the Trinity HR Committee his evaluation of each named executive officer, excluding himself. The discussion includes performance for the past year; specific achievements he believes should be highlighted; changes in the breadth, complexity, or scope of responsibilities that have occurred or will occur in the next year; operating results; organizational improvements; and relative pay equity among the named executive officers.

Going forward: Arcosa’s Human Resources Committee will determine the salaries of Arcosa’s executive officers. In making these determinations, Arcosa expects that it will consider factors such as the responsibilities of the executives post-spin-off and market data for similar positions at peer companies.

Incentive Compensation Overview

The following discussion contains statements regarding future performance goals. These statements are solely disclosed in the limited context of Trinity’s compensation program and should not be considered as statements of Trinity’s expectations or estimates. Trinity and Arcosa specifically cautions investors not to apply these statements to other contexts.

The way Trinity approaches annual and long-term goal setting throughout its typical business cycle is to consider its business plan forecast over the relevant performance period and Trinity’s historical incentive plan payouts to strike a balance amongst motivational goals that support creation of stockholder value. To set the 2017 annual and long-term performance levels, each business unit developed a forecast that included both upside and downside business projections for the respective incentive plan performance period. These business unit projections were consolidated at the corporate level to obtain company-wide forecasts. Incentive targets for 2017 were established by the Trinity HR Committee based on several important factors, including:

•	the current industrial downturn;
•	current and historical industry performance;

•	an evaluation of Trinity’s current placement in its multi-year business cycle;
•	a review of Peer Survey Data in support of the Trinity HR Committee’s objective of delivering competitive pay throughout Trinity’s business cycle;
•	the volatile nature of earnings of Trinity, common within the industries in which Trinity operates; and
•	recognition of the individual performance factors.

Because Trinity is a cyclical business, its goal setting philosophy for the annual incentive program is based on the annual operating plan, while the long-term goal setting process encourages growth over a longer period. The annual goal setting process seeks strong performance even in years when the performance opportunity may be lower than prior years due to economic conditions, resulting in targets that may be lower than prior years’ targets due to factors outside of Trinity’s business control. The long-term goal setting process strives for long-term company growth that rewards stockholders and aligns short term decisions to the business plan. This goal setting philosophy has been in place for many years, and has served to drive effective results for stockholders as illustrated by Trinity’s long-term performance.

The Trinity HR Committee believes that (i) the threshold performance level should be set such that a participant will not earn incentive compensation until a significant portion of target performance is attained; (ii) the target performance level should represent a considerable but reasonable level of performance and (iii) the maximum performance level should represent an aggressive level of performance that will be highly difficult to achieve. The amount of incentive compensation earned is linearly interpolated for Trinity performance falling between the specified performance levels.

Once the Trinity HR Committee has established performance levels for incentive compensation, it receives regular updates throughout the year regarding Trinity’s progress with respect to the performance levels and potential payouts under the incentive compensation programs. The Trinity HR Committee also continually assesses whether it believes the programs are producing the desired results. At the end of each year, the Trinity HR Committee reviews the results of the programs and further assesses the effectiveness of the programs over the preceding year. This review forms the foundation for the incentive compensation programs for the coming year.

2017 Annual Incentive Compensation

The Trinity HR Committee may adjust, from year to year, the performance metrics, performance levels or other elements of the annual incentive compensation program (referred to as “AIP”) with the objective of assuring management’s focus on appropriate performance metrics. The Trinity HR Committee also may choose to: (i) modify or discontinue the AIP at any time, overall or as to any one or more named executive officers, including non-payment or partial payment of incentive compensation or granting equity in lieu of cash compensation, with or without notice; (ii) modify a named executive officer’s AIP target if his or her responsibilities change significantly; (iii) reduce a named executive officer’s annual incentive compensation on a discretionary basis for failing to meet job performance expectations; (iv) recoup all or any portion of annual incentive compensation under circumstances where Trinity restates its financial statements or (v) remove named executive officers from the AIP at any time. The Trinity HR Committee may remove any unusual or infrequently occurring or non-recurring items of income or expense from the calculation of financial goal attainment and incentive compensation.

Trinity’s 2017 AIP included a performance-based umbrella incentive pool for certain executives that would have allowed for payments to be made to them in the event Trinity’s EPS threshold performance level was not met, in order to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). For 2017, the Trinity HR Committee did not approve any payments out of this umbrella incentive pool. As reported below, the 2017 Annual Incentive Compensation Performance Levels and Payouts were exclusively based on the EPS performance metric.

2017 Annual Incentive Compensation Performance Levels and Payouts

In performing its annual review of Trinity’s incentive compensation programs, the Trinity HR Committee determined that the 2016 AIP was highly effective in achieving a desired level of accountability for the success of Trinity as a whole by applying one Trinity-wide EPS goal. The Trinity HR Committee believed that continuing to emphasize EPS was important because it is so widely used in the investment community to assess Trinity’s performance and as Trinity continued to emphasize the goal of seeking growth opportunities, operational efficiencies, and cost reductions.

Further, a common performance metric provides incentive for employees to maximize the unique synergies that exist within Trinity’s diversified portfolio of businesses and using EPS as the goal motivates leaders to effectively manage cost of operations as Trinity executes through the business down cycle. Accordingly, the Trinity HR Committee approved EPS as the exclusive performance metric for Trinity’s 2017 AIP payouts.

The threshold level is intended to motivate participants to achieve a significant percentage of target earnings and was set at 90 percent of the low end of Trinity full-year 2017 EPS guidance released in February 2017 of $1.00 to $1.35. This guidance assumed a worsening of the weak market conditions Trinity was observing. By attaining the threshold EPS performance level of $0.90, participants would earn 40 percent of their annual incentive compensation target.

The target AIP level was set well above the midpoint of the 2017 EPS guidance released in February 2017 and was 93 percent of the high-end of full year 2017 earnings guidance. The maximum payout was set at 140 percent of the target EPS and would only be achieved if extraordinary earnings were achieved in 2017. Table 3 below provides the threshold, target and maximum EPS performance levels for the 2017 AIP set based on the 2017 EPS guidance released in February 2017. Table 3 also shows the potential payout opportunities as a percent of the annual incentive compensation target for the named executive officers.

The maximum 2017 AIP performance level was a decrease from Trinity’s 2016 EPS. As Trinity has a long history of regular, multi-year business cycles, the Trinity HR Committee believed this to be appropriate to motivate executives to achieve the best possible results in a cyclical downturn to benefit shareholders, in light of the market conditions and economic conditions which were expected for 2017.

See the “Grants of Plan-Based Awards Table” for more information on possible AIP payments to the named executive officers.

Table 3: 2017 Annual Incentive Performance Levels and Payout Opportunities

	2016 Actual EPS	Threshold	Target	Maximum	2017 Actual EPS
Annual incentive performance levels (EPS)	$2.25	$0.90	$1.25	$1.75	$1.46
Named executive officer payout opportunity as a percentage of target		40%	100%	200%	142%

Trinity’s reported EPS for 2017 was $4.52 which included a one-time $3.06 benefit related to the effects of the Act. Trinity management recommended and the HR Committee approved a reduction of Trinity’s reported EPS to $1.46 which was used in the calculation of 2017 annual incentive performance levels to exclude the one-time tax benefit.

Trinity exceeded the 2017 AIP target performance level as a result of a higher level of railcars produced than anticipated in Trinity’s February 2017 guidance, the sale of a higher level of leased railcars than was included in Trinity’s February 2017 guidance, the collection of fees from an order cancellation and the effort and leadership its management displayed throughout the year to maximize profitability in the current environment. Accordingly, the named executive officers earned 142 percent of their respective target annual incentive compensation payout amounts. The Trinity HR Committee believed that the 2017 AIP performed as designed by motivating the program participants to maximize Trinity’s performance throughout an uncertain business cycle.

Going forward: Arcosa expects that Arcosa will have an AIP bonus program for its executives. Arcosa’s Human Resources Committee will determine the executives who participate in the AIP, determine the target bonus amounts for each participant, set the specific performance targets for the AIP bonuses, and determine the final AIP bonus amounts to be paid to participants.

Long-Term Incentive Compensation

Long-term incentive compensation (referred to as “LTI”) is a key part of the total target compensation for executives and is provided through the stockholder-approved Fourth Amended and Restated Trinity Industries, Inc. 2004 Stock Option and Incentive Plan. The overarching purpose of LTI is to align executives’ interests with those of Trinity’s stockholders and motivate executives to create long-term stockholder value by improving Trinity’s earnings and returns through a variety of strategic and operational initiatives.

For 2017, the Trinity HR Committee established a target level of long-term incentive compensation (the “target LTI”) for the named executive officers. The target LTI for each named executive officer was set as a specified dollar amount that was used to calculate the named executive officer’s target LTI grant. The target LTI grant was calculated by dividing the target LTI dollar amount for each named executive officer by the closing stock price on the date of grant.

A named executive officer’s target LTI grant can be composed of multiple types of long-term incentives as provided in the Fourth Amended and Restated Trinity Industries, Inc. 2004 Stock Option and Incentive Plan. Since 2008, Trinity has utilized two types of long-term incentives for the named executive officers’ target LTI grants (i) performance-based restricted stock or stock units and (ii) time-based restricted stock or stock units. The Trinity HR Committee establishes guidelines for the ratio that it expects to award through restricted stock or stock units. Trinity has not issued stock options since 2008.

The 2017 target LTI grants made to the named executive officers were comprised of 75 percent performance-based restricted stock units (“Performance Units”) for the 2017-2019 performance period, and 25 percent time-based restricted stock units. When granted in 2017, the target LTI grants of 75 percent Performance Units were to help drive executive accountability for performance of Trinity as a whole. As shown in Table 4 below, Trinity’s use of 75 percent Performance Units in 2017 compares to 52 percent of performance-based LTI opportunity made by the 2017 compensation benchmarking peer group. The time-based restricted stock units were granted to reflect the Trinity HR Committee’s desire to ensure the long-term commitment of the key executives to build stockholder value.

The Trinity HR Committee makes time-based awards to the named executive officers when it determines that such awards will be helpful in retaining the officers. In making this determination, the Trinity HR Committee considers a number of factors, including historical time-based awards provided, the officer’s tenure with Trinity and the officer’s performance in his or her respective roles.

Table 4: Average Weighting of LTI Awards

Performance Unit Component

Trinity uses a performance-based restricted stock unit program (the “Performance Unit Program”) for the performance-based component of the named executive officers’ target LTI grants. This program is designed to (i) increase the visibility of the long-term incentive performance goals for the program’s participants, (ii) align their efforts toward achieving these goals, and (iii) reinforce pay for performance linkage through settlement of awards immediately following the end of the relevant performance period.

The Performance Unit Program is designed to accomplish these goals by granting Performance Units at 75 percent of the participant’s pre-established target LTI level at the beginning of a three-year performance period. Trinity’s attainment of the performance levels during the performance period determines the number of units that are ultimately earned following the end of the performance period. These units are non-voting and do not receive dividends during the performance period.

Performance Unit Component Performance Levels

In 2017, the Trinity HR Committee established cumulative EPS and return on operating capital (“ROOC”), as defined by the Trinity HR Committee, as the performance metrics for the performance period 2017 - 2019, representing 50 percent and 25 percent, respectively, of the named executive officers’ target LTI grant. ROOC is determined by dividing total profit before taxes excluding interest expense for the total performance period by the sum of property, plant, and equipment, working capital and goodwill/intangibles averaged for the total performance period. Given Trinity’s historical use of the EPS metric and its proven history of motiving executives appropriately throughout its normal multi-year business cycle, it is an effective means to motivate the executives over a long-term period. In addition, the Trinity HR Committee believes EPS to be the primary performance metric used by the investment community to assess Trinity’s performance.

In anticipation of the forecasted worsening market conditions, the threshold, target, and maximum EPS performance levels represent decreases of 74 percent, 65 percent, and 58 percent, respectively, from the 2014 -2016 three year performance period. ROOC was selected as an appropriate return metric for the 2017 – 2019 performance period to encourage executives to consider the long-term financial returns to Trinity as the executives deploy Trinity’s capital. ROOC was selected for the 2017-2019 performance period as a replacement of Return on Net Assets (RONA) used in the previous performance period to better emphasize the operational returns Trinity is receiving on the capital it has invested within its businesses. See Table 5, “Performance Levels for the Performance Unit Program” below.

Table 5: Performance Levels for the Performance Unit Program

There was no payout for the 2015-2017 Performance Unit Program because threshold EPS was not achieved.

Performance Unit Program Grants in 2017

In 2017, the named executive officers were granted 75 percent of their respective target LTI compensation as Performance Units under the Performance Unit Program. At the end of the 2017-2019 performance period, for both EPS and ROOC components combined the named executive officers can earn from 30 percent of the target grant at the threshold level up to 200 percent of the target at the maximum level. If Trinity achieves target level EPS and target level ROOC, the named executive officers will retain 100 percent of their grant under the Performance Unit Program. The named executive officers will earn 0 percent of the target if Trinity does not achieve the threshold performance levels. For Trinity performance falling between the performance levels for both components, the amount of the grant awarded is linearly interpolated. See the “Grants of Plan-Based Awards Table” for the specific number of Performance Units granted to each named executive officer in 2017 under the Performance Unit Program.

Time-Based Restricted Stock Unit Grants in 2017

In 2017, the named executive officers were granted 25 percent of their respective target LTI compensation as time-based restricted stock units. These units were granted to reflect the Trinity HR Committee’s desire for long-term retention of the key executives to build stockholder value. These time-based restricted stock units will vest in equal installments on May 15, 2020 and 2021 if the named executive officer remains an employee with Trinity on such dates. These units are non-voting and do not receive dividends during the vesting period.

2014-2016 Performance Unit Vesting

Performance levels for the 2014-2016 Performance Unit grants were set at cumulative three year EPS levels for the 2014-2016 performance period as shown in Table 5 above. Participants had an opportunity to earn from 30 percent of the target grant by attaining threshold performance to 200 percent of the target grant by attaining maximum performance.

Trinity earned cumulative EPS of $11.52 for the 2014-2016 performance period, which exceeded the maximum performance level of $11.50. By exceeding the maximum level of performance, the executives earned 200 percent of the units granted in 2014 for the 2014-2016 performance period, which vested in 2017. The Trinity HR Committee was pleased with Trinity’s growth and financial performance during the 2014-2016 performance period, and believed that the 2014-2016 Performance Unit grants performed well by motivating the program participants to grow Trinity’s earnings.

2015-2017 Performance Unit Vesting

Performance levels for the 2015-2017 Performance Unit grants were set at cumulative three year EPS levels for the 2015-2017 performance period as shown in Table 5 above. Participants had an opportunity to earn from 30 percent of the target grant by attaining threshold performance to 200 percent of the target grant by attaining maximum performance.

Trinity earned a cumulative EPS of $8.79 for the 2015-2017 performance period, after adjusting 2017 EPS for the one-time $3.06 benefit related to the effects of the Act, thereby achieving less than the threshold performance level of $10.30. Since the threshold level of performance was not met, the executives did not earn the units granted in 2015 for the 2015-2017 performance period, which would have vested in 2018. The Trinity HR Committee noted Trinity’s growth and financial performance during 2015 when Trinity attained record EPS. The Trinity HR Committee believes that not earning any of the 2015-2017 Performance Unit grants is properly aligned with Trinity performance during the full 2015-2017 performance period.

2018 Compensation

Trinity’s 2018 compensation program reflects significant modifications from the 2017 compensation program for two principal reasons. First, the Trinity HR Committee noted the decreased percentage of shares voted in favor of the 2017 say-on-pay resolution and modified the 2018 compensation program in part due to such decreased percentage and the feedback this represented. Second, due to Trinity’s intent to spin off the infrastructure businesses, there are several compensation changes taken for 2018 that are intended to encourage successful execution of the spin-off, encourage executive retention, position both Trinity and the new infrastructure company for success, and encourage strong financial performance. Highlights of these changes are:

•	Distinct performance metrics in the short-term and long-term incentive plans;
•	A portion of the 2018 AIP will be determined based on the success of the spin-off;

•	Relative Total Shareholder Return as the LTI performance metric; and
•	Reduced the maximum annual executive perquisite allowance from $75,000 to $30,000.

Going Forward: Arcosa anticipates that Arcosa will adopt a long-term equity and incentive plan in connection with the spin-off. The purpose of the plan will be to attract, motivate and retain employees of Arcosa and its non-employee directors and to encourage stock ownership by such persons, thereby aligning their interest with those of our stockholders. Unless earlier terminated, the plan will terminate on the tenth anniversary of the effective date, provided, however, that any grant that was made prior to the termination of the plan will remain outstanding in accordance with its terms.

Awards under the plan may be in the form of restricted stock, restricted stock units, performance share or performance unit awards, and long-term cash-based incentive awards. Arcosa also expects to adopt a plan to provide for the grant of short-term cash incentive awards.

2018 Total Target Compensation

To establish 2018 total target compensation for the named executive officers, the Trinity HR Committee considered individual and Trinity performance, job responsibilities, alignment of named executive officers’ interests with stockholders, the 2018 Peer Survey Data, peer group proxy disclosure data, and the Trinity CEO’s recommendations for the named executive officers other than himself. Given Trinity’s forecasted 2018 earnings, management recommended and the Trinity HR Committee approved no change in total target compensation for the named executive officers. Therefore, there is no current change in the 2018 named executive officers’ (i) base salary, (ii) target annual incentive payout amounts, or (iii) threshold, target or maximum LTI payout amounts. For 2018, the threshold annual incentive payout amount has been reduced to 20 percent of target if there is a successful spin-off and Operating Profit does not reach the threshold amount. The maximum annual incentive payout amount has been reduced from 200 percent to 180 percent of target. In the aggregate, the 2018 total target compensation for the named executive officers remains within the targeted range of 10 percent above or below the 50th percentile of the Peer Survey Data. As individual named executive officer’s roles and responsibilities are finalized due to the planned spin-off, it is possible that changes to such individual’s base salary, annual incentive threshold, target or maximum payout amounts or LTI threshold, target or maximum payout amounts may occur and will be disclosed as required by the SEC.

Setting 2018 Annual Incentive Compensation Performance Levels

While the Trinity HR Committee determined that continued focus on earnings was appropriate, the Trinity HR Committee shifted to Operating Profit as the primary performance metric, concluding that Operating Profit (excluding costs associated with the proposed spin-off transaction) should comprise 80 percent of target for the 2018 AIP due to uncertainty with respect to costs associated with the proposed spin-off and Trinity’s capital structure prior to and after the proposed spin-off. For 2018, Trinity anticipates the mixed product demand conditions in certain markets will continue throughout the year, and the Trinity HR Committee established the Operating Profit performance levels reflective of such market conditions. The Trinity HR Committee established the 2018 Operating Profit performance levels as follows: (i) threshold at Operating Profit of $370,900,000; (ii) target at Operating Profit of $463,700,000; and (iii) maximum at Operating Profit of $625,000,000. The target Operating Profit level was selected because it is expected to result in 2018 EPS that is equal to Trinity’s 2017 adjusted EPS and is greater than the high end of the full year 2018 EPS guidance released in February 2018. Operating Profit will specifically exclude the spin-off costs and transition services costs incurred by Trinity during 2018. The pre-spin-off and post-spin-off Operating Profit of Trinity will be prorated. The Trinity HR Committee believes these levels provide appropriate motivation and reward for potential Operating Profit results and will require performance that exceeds February 2018 guidance for earning a target level AIP payment.

Additionally, since Trinity announced its intention to spin-off the infrastructure-related businesses, an additional 20 percent of each participant’s 2018 target AIP may be earned based on the successful spin-off, evaluated subjectively based on timely execution, thorough documentation and completion, accuracy, and minimal disruption to the daily operations of the businesses.

Setting 2018 Long-Term Incentive Compensation Performance Levels

The 2018 target LTI grants made to the named executive officers are comprised of 60 percent performance-based restricted stock units for the performance period 2018-2020 and 40 percent time-based restricted stock units. This is a change from 2017 and was made to improve key executive retention value during the spin-off of the infrastructure business and the creation of two independent, publicly-traded companies. Given the difficulty of forecasting long-term financial performance of Trinity and the new infrastructure company, the Trinity HR Committee approved relative Total Stockholder Return, as defined by the Trinity HR Committee, as the performance metric for the performance period 2018-2020. Relative Total Stockholder Return will be measured against the S&P MidCap 400 from 2018-2020. Trinity’s stock price will be adjusted at the time of the spin-off. The Trinity HR Committee established the 2018-2020 Total Stockholder Return performance levels as follows: (i) threshold of 25th percentile; (ii) target of 50th percentile; and (iii) maximum of 75th percentile. The remaining 40 percent of the named executive officers’ target LTI grant will be made in the form of time-based restricted stock units to promote long-term executive retention with such awards vesting 50 percent in May 2021 and 50 percent in May 2022 if the named executive officer remains an employee in good standing on such dates.

Section 4—Other Compensation Programs and Policies

Executive Perquisites

The 2017 perquisite plan as described in detail below was a specified percentage (ranging from 7.5 percent to 10 percent) of an executive’s 2015 base salary with a cap of $75,000 per year. For 2018, the cap has been reduced from $75,000 to $30,000, which resulted in a reduction for all named executive officers. The amount of the Executive Perquisite Allowance is determined annually by the Trinity HR Committee based on Trinity’s current and potential future performance. The percentage may be set at up to 10 percent of base salary if Trinity’s annual EPS exceeds $1.00 and is forecast to remain above that level for the coming year. In establishing the percentage, the Trinity HR Committee reviews and considers Trinity’s performance in the past year and the business plan for the coming year. Additional information on the value of perquisites offered to each named executive officer in 2017 can be found in the footnotes and narrative disclosure pertaining to the “Summary Compensation Table”.

Pursuant to the perquisite plan, the perquisite allowance replaces certain traditional job-related benefits for executives. Trinity believes that this allowance serves as a recruiting tool and part of a competitive compensation program, enhances the named executive officers’ ability to conduct Trinity’s business, and streamlines the administration of executive perquisites. Each Trinity named executive officer is required to use $6,000 of the amount received under the Executive Perquisite Allowance to maintain a four-door sedan that will be used for business purposes, Trinity approved levels of automobile insurance and other maintenance, and to forego expense reimbursement for the first 10,000 business miles annually. In 2017, Trinity did not reimburse any named executive officer for mileage. In addition to the perquisite allowance, Trinity named executive officers are encouraged to have a physical examination each year that is paid for by Trinity.

Post-employment Benefits

Trinity’s retirement, savings and transition compensation plans are designed to assist executives in the transition from active employment. The Trinity HR Committee believes these plans assist in recruiting and retaining senior executives and facilitate employment transition. Trinity’s retirement, savings and transition compensation plans consist of the following:

•	Trinity Industries, Inc. Standard Pension Plan (the “Standard Pension Plan”) — a funded, tax qualified, non-contributory defined benefit pension plan that covers certain of Trinity’s employees, including the named executive officers. Earnings are capped by the Code, for those defined as “highly compensated employees”. Of the Arcosa NEOs, only Messrs. Cole, Collins and Essl are participants in the Standard Pension Plan.
•	Effective March 31, 2009, the Board amended the Standard Pension Plan to reduce future pension costs. Under this amendment, all future benefit accruals under the Standard Pension Plan automatically ceased for all participants, and the accrued benefits under the Standard Pension Plan were determined and frozen as of that date. The amendment to the Standard Pension Plan did not affect other benefits earned by participants prior to March 31, 2009. No new participants have been added to the Standard Pension Plan since it was frozen.

•	Trinity Industries, Inc. Supplemental Retirement Plan (the “Supplemental Retirement Plan”) — a non-qualified plan that provides annual retirement benefits that are not provided under the Standard Pension Plan because of Code limitations. Several years ago the Board of Directors made the decision to discontinue adding executives to this plan. No Arcosa NEOs participate in the Supplemental Retirement Plan.
•	Trinity Industries, Inc. Profit Sharing 401(k) Plan (the “401(k) Plan”) — a voluntary, tax qualified, defined contribution plan that covers most of Trinity’s employees, including the named executive officers and includes a potential annual Trinity match for a portion of each employee’s contribution. In 2009, the Board, in connection with its decision to freeze the Standard Pension Plan, amended the 401(k) Plan effective with the 2009 Plan year to (i) allow the participants in the Standard Pension Plan to participate in the enhanced portion of the 401(k) Plan that provides for potential annual contributions by Trinity to the participating employee’s account of up to an additional 3 percent of an employee’s base pay, subject to the Code limit for 401(k) plans, depending upon years of service (the “Annual Retirement Contribution”) and (ii) require Board approval for Trinity to make the 401(k) Trinity match and the Annual Retirement Contribution.
•	Trinity Industries, Inc. Supplemental Profit Sharing Plan (the “Supplemental Plan”) — a supplemental deferred profit sharing plan for highly compensated employees, including the named executive officers, that allows them to defer a portion of their base pay and annual incentive and includes a Trinity match for a portion of their contribution.
•	Transition Compensation Plan (the “Transition Compensation Plan”) — a plan designed to facilitate a smooth transition when a senior executive separates from service with Trinity. None of the Arcosa NEOs is eligible to participate in the Transition Compensation Plan. It is a long-term plan whereby an amount equal to 10 percent of a participant’s salary and annual incentive compensation is set aside each year in an account on the books of Trinity. The account is credited monthly with an interest rate equivalent as determined annually by the Trinity HR Committee (5 percent for 2017 and 2018). The account is payable to the participant in a lump sum or annual installments from one to 20 years as elected by the participant, commencing on the one year anniversary of the participant’s separation from service, subject to compliance with the following conditions, unless in the event of the participant’s death, disability, or a change in control (as such terms are defined in the Transition Compensation Agreement):
(i)	The participant must give at least six months advance written notice of intent to transition out of his or her position and must work with Trinity’s Chief Executive Officer, Trinity’s Board of Directors or its designee to develop and implement an agreed-on succession process to facilitate the smooth transition of the participant’s duties and responsibilities to his or her successor.
(ii)	For a minimum of one year after completing the required transition, the participant must be available to Trinity for consultation, at mutually agreed remuneration, regarding Trinity’s business and financial affairs.
(iii)	For one year after separation from service, the participant may not, directly or indirectly, become or serve as an officer, employee, owner or partner of any business which competes in a material manner with Trinity, without the prior written consent of Trinity’s Chief Executive Officer or the Chairman of the Trinity HR Committee, Trinity’s Board of Directors or its designee.

A breach of any of the foregoing conditions will cause the forfeiture of any remaining unpaid amounts. Notwithstanding the foregoing, in the event of a participant’s separation from service due to death, disability or a change in control of Trinity, the conditions set forth above shall be of no force and effect. Payment will commence in accordance with the participant’s election. If no election is made, payment will be made as a lump sum on the one year anniversary of the participant’s separation from service.

Change in Control Agreements

Trinity’s Board of Directors has determined that it is appropriate to reinforce and encourage the continued attention and dedication of members of Trinity’s management to the interests of stockholders without distraction in potential circumstances arising from the possibility of a change in control of Trinity. Accordingly, Trinity has entered into a change in control agreement with its NEOs—Messrs. Beasley and Cole and, as described below, Mr. Carrillo—that provides for certain vesting upon a change in control and the payment of certain compensation if the named executive officer’s employment with Trinity is terminated under one of the circumstances described in the agreement in connection with a change in control of Trinity (as defined in the agreement). These agreements are for continuous two-year terms until terminated by Trinity upon specified notice and continue for two years following a change in control. The agreements provide for payment to the named executive officers of a lump sum equal to three times (i) the amount of his or her base salary and (ii) the higher of the average bonus earned over the previous three years or the target bonus for the fiscal year in which the change in control occurs. The severance benefits provided by the change in control agreements also include, for 36 months after termination, continuation of all medical, dental, vision, health, and life insurance benefits which were being provided to the named executive officer at the time of termination of employment and a lump sum equivalent to the amount of income tax payable due to the continuation of insurance benefits.

The change in control agreements contain a “double trigger” provision that requires both a change in control of Trinity and a qualifying termination of the named executive officer’s employment before cash compensation will be paid under the agreement. A qualifying termination must be for (i) reasons other than as a result of the executive’s death, disability, retirement or termination of employment by Trinity for “cause” or (ii) termination of employment by the named executive officer for “good reason”. In addition, the agreements contain a non-compete provision to protect Trinity’s business goodwill. Further, the named executive officer is required to execute a release of claims against Trinity to receive compensation under the agreement.

The change in control agreements do not include excise tax gross ups. Instead, if any payment to which the named executive officer is entitled would be subject to the excise tax imposed by Section 4999 of the Code, then the named executive officer shall be solely responsible for the payment of all income and excise taxes due from the named executive officer and attributable to such payment, with no right of additional payment from Trinity as reimbursement for any excise taxes.

Trinity considers the compensation payable under the agreement upon specified events of termination following a change in control to be appropriate in light of the unique mix of the industries in which it is engaged, the limited number of companies in many of those industries and the uncertain length of time necessary to find new employment. The level of payments and benefits provided under the change in control agreements are considered appropriate. These benefits are recognized as part of the total compensation package and are reviewed periodically, but are not specifically considered by the Trinity HR Committee when making changes in base salary, annual incentive compensation or long-term incentive compensation. The change in control severance benefits are discussed in the Compensation of Executives section under “Potential Payments Upon Termination or Change in Control”. Trinity does not have severance agreements with named executive officers other than in connection with the change in control agreements.

In May 2018, Mr. Carrillo and Trinity entered into a Change in Control Agreement, consistent with the agreements of other Trinity executive officers. Arcosa expects to enter into new change in control agreements with all of its NEOs following the distribution, but the forms of any such agreements have not yet been established.

Health and Welfare Benefits

Trinity-supported medical plan, life insurance and long-term disability plan and employee-paid dental, vision, critical illness insurance and supplemental life insurance are substantially similar for the named executive officers as for all full-time employees. Trinity does not provide health benefits to retirees.

Going forward: Arcosa anticipates that the Arcosa Human Resources Committee will evaluate other executive compensation programs and policies and put competitive programs in place for Arcosa’s named executive officers.

DIRECTOR COMPENSATION

Each director of Arcosa who is not a compensated officer or employee of the company is expected to receive:

•	Board member — annual retainer of $70,000
•	Presiding Director — annual retainer of $25,000
•	Chairs of Corporate Governance and Directors Nominating and Finance and Risk Committees — annual retainer of $15,000
•	Chairs of Audit and Human Resources Committees — annual retainer of $20,000
•	Board meeting fee and Committee meeting fee of $2,000 for each meeting attended
•	Ad hoc or special assignment work performed for or at the request of the CEO - $2,000 per day
•	Annual equity compensation — $130,000, using the share price on the date of grant as the basis for awards

It is expected that non-employee directors may elect, pursuant to a deferred plan for director fees (the “Director Deferred Plan”), to defer the receipt of all or a specified portion of the fees to be paid to him or her. Deferred amounts would be credited to an account on the books of Arcosa and treated as if invested either at an interest rate equivalent (as determined by the Human Resources Committee) or, at the director’s election, in units of Arcosa's Common Stock at the closing price on the New York Stock Exchange on the last day of the quarter following the date that a payment is credited to the director’s account, or if the last day of the quarter is not a trading day, on the next succeeding trading day. Such stock units would be credited with amounts equivalent to dividends paid on Arcosa’s Common Stock. Upon ceasing to serve as a director or upon a change in control, the value of the account would be paid to the director in annual installments not exceeding ten years according to the director’s prior election.

Fees deferred pursuant to the Director Deferred Plan would be credited to the director’s account monthly. Fees not deferred pursuant to the Director Deferred Plan would be paid in cash quarterly, in arrears.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers Prior to the Spin-off and Distribution

The “Summary Compensation Table” below summarizes the total compensation paid to or earned by each of the named executive officers of Arcosa for the fiscal year ended December 31, 2017.

Antonio Carrillo was not employed at Trinity during 2017. As a result, no employee compensation is reflected in the Executive Compensation Tables for Mr. Carrillo, though the tables do reflect elements of director compensation paid to or earned by him in respect of 2017. Messrs. Beasley, Cole, Collins and Essl were employed by Trinity prior to the spin-off and distribution and during 2017, therefore, the information provided for the year 2017 reflects compensation earned at Trinity. The amounts and forms of compensation reported below are not necessarily indicative of the compensation that Arcosa NEOs will receive following the spin-off, which could be higher or lower, because historical compensation was determined by Trinity relative to roles and responsibilities that may not be indicative of the expected future roles and responsibilities in Arcosa.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Antonio Carrillo President and Chief Executive Officer	2017	$—	$—	$130,023	$—	$713	$113,205	$243,941
Scott Beasley Chief Financial Officer	2017	270,000	—	440,193	213,000	—	11,714	934,907
Kerry Cole
President, Energy Equipment	2017	400,000	—	311,235	355,000	21,000	49,967	1,137,202
Jesse Collins
President, Transportation Products	2017	300,000	—	511,945	177,500	37,000	16,200	1,042,645
Reid Essl
President, Construction Products	2017	290,000	—	440,470	213,000	1,000	19,536	964,006
(1)	For Messrs. Beasley, Cole, and Essl, $21,600, $8,620 and $11,598, respectively, of the above amount was deferred pursuant to the Supplemental Plan and also is reported in the “Nonqualified Deferred Compensation Table.”
(2)	Equity awards are the grant date fair value dollar amounts computed in accordance with Accounting Standards Codification Topic 718 — Stock Compensation (“ASC Topic 718”). The policy and assumptions made in the valuation of share-based payments are contained in Note 12 in the Notes to Audited Annual Combined Financial Statements. For Mr. Carrillo, amount represents the grant date fair value computed in accordance with ASC Topic 718 of restricted stock units awarded in 2017 as director compensation for his service on the Trinity Board of Directors. As of December 31, 2017, Mr. Carrillo held a total of 17,214 restricted stock units issued to him as director compensation. For Messrs. Beasley, Cole, Collins, and Essl, amounts include grants of performance-based restricted stock units under the Performance Unit Program for the 2017-2019 performance period at target value of $127,161, $229,974, $141,538 and $127,369, respectively. The potential maximum value for the grant under the Performance Unit Program, assuming maximum performance is achieved, is $254,323 (Mr. Beasley), $459,948 (Mr. Cole), $283,077 (Mr. Collins) and $254,738 (Mr. Essl), respectively. The amount includes the grants of restricted stock units of 11,663 units (Mr. Beasley), 3,003 units (Mr. Cole), 10,848 units (Mr. Collins) and 11,663 units (Mr. Essl). The grant date fair value of these grants was $313,032 (Mr. Beasley), $81,261 (Mr. Cole), $370,407 (Mr. Collins) and $313,101 (Mr. Essl), respectively.
(3)	Non-equity incentive plan compensation represents cash awards earned during 2017 under the 2017 Annual Incentive Program based on goal achievements.
(4)	This column represents changes in pension value for the named executive officers, other than Mr. Carrillo and above market earnings on deferred compensation under Trinity's 2005 Deferred Plan for Directors Fees for Mr. Carrillo..

(5)	The following table is a breakdown of all other compensation included in the “Summary Compensation Table” for the named executive officers:
Name	Year	Executive Perquisite Allowance(1)	Perquisites and Other Personal Benefits	Company Contributions to Defined Contribution Plans(2)	Director Fees Earned in Cash and All Other Director Compensation		Total All Other Compensation
Antonio Carrillo	2017	$—	$—	$—	$113,205	(3)	$113,205
Scott Beasley	2017	—	—	11,714	—		11,714
Kerry Cole	2017	31,000	—	18,967	—		49,967
Jesse Collins	2017	—	—	16,200	—		16,200
Reid Essl	2017	—	—	19,536	—		19,536
(1)	Represents the amounts payable pursuant to the Executive Perquisite Allowance.
(2)	Represents Trinity’s matching amounts and the Additional Retirement Contribution under Trinity’s 401(k) Plan for 2017 in the amount of $7,102 (Mr. Beasley), $13,343 (Mr. Cole), $16,200 (Mr. Collins) and $13,254 (Mr. Essl), respectively, and under Trinity’s Supplemental Plan in the amount of $4,612 (Mr. Beasley), $5,624 (Mr. Cole) and $6,282 (Mr. Essl), respectively.
(3)	Represents the following elements of director compensation paid to or earned by Mr. Carrillo: fees earned in cash in the amount of $106,000, dividend equivalents on restricted stock units credited under Trinity’s 2005 Deferred Plan for Director Fees, and a $5,000 matching contribution by the Company in Mr. Carrillo’s name pursuant to Trinity’s program for directors of matching charitable contributions. The maximum annual contribution that may be matched under that program is $5,000 per individual.

Grants of Plan-Based Awards

The following table summarizes the 2017 grants of equity and non-equity plan-based awards for the named executive officers.

		Estimated Possible Payouts and Future Payouts Under Non- Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards Number of Shares of Stock or Awards(4) (#)	Grant Date Fair Value of Stock Awards(5) ($)
Name	Grant Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Antonio Carrillo
2017 Annual Incentive Plan		$—	$—	$—
2017 Equity Awards					—	—	—	4,805	130,023

Scott Beasley
2017 Annual Incentive Plan		60,000	150,000	300,000
2017 Equity Awards	5/1/2017				499 (6)	4,989	9,978	11,663	440,193

Kerry Cole
2017 Annual Incentive Plan		100,000	250,000	500,000
2017 Equity Awards	5/1/2017				901(6)	9,008	18,016	3,003	311,235

Jesse Collins
2017 Annual Incentive Plan		50,000	125,000	250,000
2017 Equity Awards	5/1/2017				554(6)	5,544	11,088	10,848	511,945

Reid Essl
2017 Annual Incentive Plan		60,000	150,000	300,000
2017 Equity Awards	5/1/2017				499(6)	4,989	9,978	11,663	440,470
(1)	The grant date of all stock awards is the date of the Trinity HR Committee meeting or Trinity Board of Directors meeting at which such award was approved.
(2)	Represents the potential amounts payable in 2018 under the 2017 Annual Incentive Program for attainment of performance goals. As previously noted, the awards under the 2017 Annual Incentive Program paid at 142 percent of Target.
(3)	For 2017 equity awards, represents the number of performance-based restricted stock units that were awarded in May 2017 to each of the named executive officers as performance-based awards based on financial performance for 2017 through 2019. These units are earned and vest as discussed below.
(4)	Represents the time-based restricted stock units awarded in May 2017.
(5)	The grant date fair value of the stock awards is calculated in accordance with ASC Topic 718.
(6)	Represents threshold payment if threshold ROOC is achieved and threshold EPS is not achieved.

Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table

The stock awards described in the “Summary Compensation Table” are the dollar amounts of the grant date fair value of the awards calculated in accordance with ASC Topic 718. The following discussion contains statements regarding future performance goals. These statements are solely disclosed in the limited context of the Trinity’s compensation program and should not be considered as statements of Trinity’s expectations or estimates. Trinity specifically cautions investors not to apply these statements in other contexts.

The equity awards granted in May 2017 to the named executive officers were grants of 75 percent performance-based restricted stock units and 25 percent time-based restricted stock units, all granted pursuant to the Fourth Amended and Restated 2004 Stock Option and Incentive Plan. The performance-based restricted stock unit awards were made at the target amount for each named executive officer, based on Trinity’s 2017-2019 financial performance target of $3.95 cumulative EPS and 18.5 percent cumulative ROOC. Recipients of the performance-based restricted stock units will not earn any such units unless Trinity achieves threshold performance levels of cumulative $3.05 EPS and 16.5 percent cumulative ROOC for the performance period. Recipients may earn the following percentages of the target grant amount: (i) 30 percent of the target grant for threshold performance ($3.05 cumulative EPS and 16.5 percent cumulative ROOC); (ii) 100 percent of the target grant for target performance ($3.95 cumulative EPS and 18.5 percent cumulative ROOC); and (iii) 200 percent of the target grant for maximum performance ($4.75 cumulative EPS and 21.5 percent cumulative ROOC). For performance falling between the specified levels, the amount of units earned will be interpolated accordingly. During the performance period, recipients do not earn dividends on, and are not entitled to vote with respect to, the performance-based restricted stock units.

In 2017, the named executive officers were granted 25 percent of their respective target LTI compensation as time-based restricted stock units. These units were granted to reflect the Trinity HR Committee’s desire to ensure the long-term commitment of key executives to build stockholder value. These time-based restricted stock units will vest in equal installments on May 15, 2020 and 2021 if the named executive officer remains an employee on such dates.

During the vesting period, recipients do not earn dividends on, and are not entitled to vote with respect to, the time-based restricted stock units.

Each performance-based restricted stock unit earned will convert into either one share of Trinity common stock or the cash value of one share of common stock and vest on May 15, 2020. In the event of death or disability occurring prior to the third anniversary of the date of grant, the performance metrics will be assumed to have been met at target, with the actual number of shares to be awarded determined by multiplying the target grant by a fraction, the numerator of which is the number of days since the date of grant to the date of death or disability and the denominator of which is the number of days in the full performance period. In the event of a change in control of Trinity, the performance metrics will be assumed to have been met at target level and the recipients will earn the target grant of units. In the event of retirement or termination without cause prior to the third anniversary of the date of grant, the number of performance-based restricted stock units earned will be based on the level of achievement for the entire performance period, multiplied by a fraction, the numerator of which is the number of days from the date of grant to the date of retirement or termination without cause, and the denominator of which is the number of days in the full performance period. However, in the event of such a retirement or termination without cause, all units earned (and shares payable with respect thereto) are subject to forfeiture, at the discretion of the Trinity HR Committee, if the recipient of the grant is affiliated in certain respects with a competitor, customer, or supplier of Trinity.

The non-equity incentive plan awards for 2017 to the named executive officers were based on Trinity EPS of $1.46. This is a reduction of Trinity’s reported EPS of $4.52 to exclude the one-time $3.06 benefit related to the effects of the Act.

Trinity has a 401(k) Plan that permits employees to elect to set aside a portion of their compensation (subject to the maximum limit on the amount of compensation permitted by the Code to be deferred for this purpose) in a trust to pay future retirement benefits. Depending upon years of service, Trinity may match up to 50 percent of no more than 6 percent of the employee’s compensation set aside for this purpose. For employees who participate in the enhancement to the 401(k) Plan, Trinity contributes up to an additional 3 percent of the employee’s base salary (subject to the maximum limit permitted by the Code) depending upon years of service to the account of employees participating in the enhanced portion of the 401(k) Plan as an Annual Retirement Contribution.

Therefore, commencing with the 401(k) Plan’s 2009 plan year, the named executive officer was eligible to participate in the enhanced portion of the 401(k) Plan. Matching contributions under the Supplemental Plan are discussed under “Nonqualified Deferred Compensation”.

Base salary, the Executive Perquisite Allowance, and annual incentive compensation in 2017 represented from 0 percent to 52 percent of the named executive officers’ total compensation as reflected in the “Summary Compensation Table”.

Outstanding Equity Awards at 2017 Fiscal Year End

The following table summarizes as of December 31, 2017, for each named executive officer, the number of unexercised options and the number of shares of unvested restricted stock. The market value of the stock awards was based on the closing price of Trinity common stock as of December 29, 2017, which was $37.46.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Antonio Carrillo	—	—	—	—	4,805		$179,995		—	(3)	$—	(3)
	—	—	—	—	—	(2)	—	(2)	—	(4)	—	(4)
Scott Beasley	—	—	—	—	34,563		1,294,730		1,800	(3)	67,428	(3)
	—	—	—	—	—	(2)	—	(2)	4,989	(4)	186,888	(4)
Kerry Cole	7,893	—	8.12	12/10/18	50,003		1,873,112		3,300	(3)	123,618	(3)
	—	—	—	—	—	(2)	—	(2)	9,008	(4)	337,440	(4)
Jesse Collins	—	—	—	—	21,514		805,914		2,400	(3)	89,904	(3)
	—	—	—	—	—	(2)	—	(2)	5,544	(4)	207,678	(4)
Reid Essl	—	—	—	—	50,561		1,894,015		1,680	(3)	62,933	(3)
	—	—	—	—	—	(2)	—	(2)	4,989	(4)	186,888	(4)
(1)	The following table provides the vesting date of unvested stock awards.
Vesting Date	Antonio Carrillo	Scott Beasley	Kerry Cole	Jesse Collins	Reid Essl
5/01/18	4,805	—	—	—	—
5/15/18	—	11,450	9,900	650	10,833
12/31/18	—	—	—	3,000	—
5/15/19	—	10,450	12,750	5,333	10,450
12/31/19	—	—	—	3,000	—
5/15/20	—	5,166	6,852	2,274	5,449
12/31/20	—	—	—	3,000	—
5/15/21	—	7,497	3,501	4,257	7,830
5/15/22	—	—	—	—	667
5/15/23	—	—	2,000	—	2,000
3/28/24	—	—	2,000	—	—
5/15/24	—	—	3,000	—	4,000
5/15/25	—	—	—	—	333
5/15/26	—	—	2,000	—	333
5/15/27	—	—	—	—	666
3/31/28	—	—	6,000	—	—
5/15/28	—	—	2,000	—	2,000
5/15/29	—	—	—	—	2,000
4/3/33	—	—	—	—	2,000
4/3/46	—	—	—	—	2,000
(2)	Represents the market value and actual number of performance-based shares to be awarded in 2018 upon certification by the Trinity HR Committee of the achievement of the financial performance goals from 2015 through 2017.
(3)	Represents the threshold number or value, as applicable, of performance-based restricted stock units that could be earned if threshold financial performance goals are achieved. The actual number of shares to be issued in 2019 will be based on Trinity’s aggregate EPS and return on net assets (“RONA”) from 2016 through 2018. See “Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table” and “Compensation Discussion and Analysis - Performance Unit Component”.
(4)	Represents the target number or value, as applicable, of performance-based restricted stock units that could be earned if target financial performance goals are achieved. The actual number of shares to be issued in 2020 will be based on Trinity’s cumulative EPS and cumulative return on operating capital (“ROOC”) from 2017 through 2019. See “Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table” and “Compensation Discussion and Analysis - Performance Unit Component”.

Option Exercises and Stock Vested in 2017

The following table summarizes for the named executive officers in 2017 (i) the number of shares acquired upon exercise of stock options and the value realized and (ii) the number of shares acquired upon the vesting of restricted stock and restricted stock units and the value realized, each before payout of any applicable withholding tax.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Antonio Carrillo	—	$—	—	$—
Scott Beasley	—	—	17,000	461,890
Kerry Cole	—	—	17,100	464,607
Jesse Collins	—	—	10,534	286,209
Reid Essl	—	—	17,000	461,890

Pension Benefits

The following table summarizes the present value of the accumulated pension benefits of the Arcosa named executive officers under the Trinity Standard Pension Plan.

Name(1)	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Kerry Cole	Trinity Industries, Inc. Standard Pension Plan	9		136,000	—
Jesse Collins	Trinity Industries, Inc. Standard Pension Plan	16		256,000	—
Reid Essl	Trinity Industries, Inc. Standard Pension Plan	0	(3)	1,000	—
(1)	Messrs. Carrillo and Beasley do not participate in any Trinity pension plans.
(2)	The present value of the accumulated benefit is calculated in accordance with ASC Topic 715. Refer to Note 14 of Item 8 in Trinity's Annual Report on Form 10-K for the year ended December 31, 2017 for the policy and assumptions made in the valuation of this accumulated benefit.
(3)	Mr. Essl has less than one half year of credited service and accordingly the value in the table has been rounded down to 0.

The Standard Pension Plan is a noncontributory defined benefit retirement and death benefit plan. Funds are contributed periodically to a trust that invests Trinity's contributions and earnings thereon in order to pay the benefits to the participating employees. The plan provides for the payment of monthly retirement benefits determined under a calculation based on credited years of service and a participant’s highest compensation over five consecutive years in the last ten years of employment. Retirement benefits are paid to participants upon normal retirement at the age of 65 or later, or upon early retirement. Covered compensation includes salary and non-equity incentive plan compensation as shown in the “Summary Compensation Table”. Other elements of compensation in the “Summary Compensation Table” are not included in covered compensation. The normal monthly retirement benefit payable at age 65 is a life annuity with ten years guaranteed equal to 3∕4 of 1% of average monthly compensation up to $800 plus 1% of average monthly compensation over $800 times the years of credited service. The plan also provides for the payment of a death benefit before retirement that is the greater of the lump sum value of the accrued benefit under the pension plan or one times base pay with less than 10 years of service and 2 1∕2 times base pay with at least 10 years of service. Participants in the Standard Pension Plan can choose to receive benefit payments at age 65 even if still employed. If they make such an election, no death benefit is available.

Nonqualified Deferred Compensation

The table below shows the contributions by the executives of Trinity, the aggregate earnings on nonqualified deferred compensation in 2017 and the aggregate balance at year end under nonqualified deferred compensation plans of Trinity (the 2005 Deferred Plan for Director Fees in the case of Mr. Carrillo and the Supplemental Plan for the other NEOs).

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year(3)	Aggregate Balance at Last Fiscal Year End
Antonio Carrillo	$—	$—	$48,897	$213,515
Scott Beasley	21,600	4,612	2,175	28,387
Kerry Cole	15,720	5,624	39,584	241,003
Jesse Collins	—	—	—	—
Reid Essl	32,898	6,282	13,200	104,578
(1)	Salary and incentive compensation deferrals to Trinity’s Supplemental Plan. The amounts are also included in the “Summary Compensation Table” for 2017.
(2)	This column represents matching amounts under Trinity’s Supplemental Plan. These amounts are also included in the “Summary Compensation Table” for 2017.
(3)	This column represents earnings in the applicable plan.

Deferred Compensation Discussion

The Supplemental Plan was established for highly compensated employees who are limited as to the amount of deferrals allowed under Trinity’s 401(k) plan. Participants must elect to defer salary prior to the beginning of the fiscal year and annual incentive pay prior to the beginning of the year to which the incentive payments relate. The first 6 percent of a participant’s base salary and bonus contributed to the Supplemental Plan, less any compensation matched under the 401(k) plan, may be matched from 25 percent to 50 percent by Trinity based on years of service. Trinity’s match vests 20 percent for each year of service up to 100 percent after five years. Participants may choose from several mutual fund-like deemed investments. If elected at the time of enrollment, participants may take an in-service distribution of deferrals three years after the end of the plan year in which the deferral was made. Amounts are paid out immediately on death. Upon termination of employment, amounts in the Supplemental Plan are paid out beginning six months after termination of employment in lump sum or annual installments from one to 20 years according to election of the participant.

Non-employee directors of Trinity may elect, pursuant to its 2005 Deferred Plan for Director Fees, to defer the receipt of all or a specified portion of the director fees to be paid to him or her. Deferred amounts are credited to an account on the books of Trinity and treated as if invested either at an interest rate equivalent (5% in 2017) or, at the director’s prior election, in units of Trinity common stock. Upon ceasing to serve as a director or upon a change in control of Trinity, the value of the account is paid to the director in annual installments not exceeding ten years according to the director’s prior election.

Potential Payments upon Termination or Change-in-Control

Trinity named executive officers that terminate by death or by disability have the same death and disability benefits that are available to the majority of salaried employees. While employed by Trinity, salaried employees have a death benefit equal to the greater of their accrued benefit under the pension plan or one year of base salary for less than 10 years of service and 2½ times base salary for at least 10 years of service. Equity awards applicable to the named executive officers also generally provide for accelerated vesting in the case of death or disability.

Trinity’s long-term disability plan provides salaried employees with a disability benefit after six months of disability of 60 percent of base salary up to a maximum of $12,000 a month while disabled and until normal retirement at age 65. Equity awards held by the named executive officers have no acceleration of vesting upon voluntary or involuntary termination but vesting is accelerated on death, disability, and in some cases retirement. Pursuant to the terms of the Change in Control Agreement described below, equity awards, and benefits under the Supplemental Plan, and 401(k) Plan vest upon a change in control. The annual incentive compensation agreements also provide that in the event of resignation or a change in control, the named executive officers may be paid a proration of the target bonus for the year in which the change in control occurs as of the date of the change in control.

The following table provides the dollar value of (i) accelerated vesting of equity awards and (ii) the payment of annual incentive compensation assuming each of the named executive officers had been terminated by death, disability, or retirement on December 31, 2017.

	Antonio Carrillo	Scott Beasley	Kerry Cole	Jesse Collins	Reid Essl
Death
Equity Awards	$179,995	$1,547,904	$2,353,841	$1,145,281	$2,152,166
Annual Incentive Compensation(1)	—	150,000	250,000	125,000	150,000
Total	$179,995	$1,697,904	$2,603,841	$1,270,281	$2,302,166
Disability
Equity Awards	$179,995	$1,547,904	$2,353,841	$1,145,281	$2,152,166
Annual Incentive Compensation(1)	—	150,000	250,000	125,000	150,000
Total	$179,995	$1,697,904	$2,603,841	$1,270,281	$2,302,166
Retirement
Equity Awards	$—	$105,217	$421,819	$134,331	$106,710
Annual Incentive Compensation(1)	—	150,000	250,000	125,000	150,000
Total	$—	$255,217	$671,819	$259,331	$256,710
(1)	Assumes payment of 2017 annual incentive compensation at target amount.

Messrs. Beasley and Cole have entered into a Change in Control Agreement (the “Agreement”) with Trinity, and Mr. Carrillo also entered into a change in control agreement with Trinity in May 2018. In addition to the acceleration of vesting upon a change in control as described above, the Agreement provides for compensation if the named executive officer’s employment is terminated under one of the circumstances described in the Agreement in connection with a “change in control” of Trinity. A “change in control” is generally defined as (i) any other person or entity acquires beneficial ownership of 30 percent or more of Trinity’s outstanding common stock or the combined voting power over Trinity’s outstanding voting securities unless the transaction resulting in the person becoming the beneficial owner of 30 percent or more of the combined voting power is approved in advance by Trinity’s Board; (ii) the incumbent directors cease for any reason to constitute at least a majority of Trinity’s Board; (iii) the completion of certain corporate transactions including a reorganization, merger, statutory share exchange, consolidation or similar transaction, a sale or other disposition of all or substantially all of Trinity’s assets, or the acquisition of assets or stock of another entity, subject to certain exceptions; or (iv) the stockholders approve a complete liquidation or dissolution of Trinity.

The Agreements are for continuous two-year terms until terminated by Trinity upon specified notice and continue for two years following a change in control. The Agreements contain a “double trigger” provision that requires both a change in control of Trinity and a qualifying termination of the named executive officer’s employment before compensation will be paid under the Agreement. A qualifying termination must be for (i) reasons other than as a result of the executive’s death, disability, retirement, or termination of the named executive officer’s employment by Trinity for “cause”; or (ii) termination of employment by the named executive officer for “good reason”.

“Cause” is generally defined as a participant’s (i) willful and continued failure to substantially perform his employment duties with Trinity; (ii) misappropriation or embezzlement from Trinity or any other act or acts of dishonesty by the participant constituting a felony that results in gain to the participant at Trinity’s expense; (iii) conviction of the participant of a felony involving moral turpitude; or (iv) the refusal of the participant to accept offered employment after a change in control.

“Good reason” is generally defined as, following a change in control, (i) a material adverse change in a participant’s working conditions or responsibilities; (ii) assignment to the participant of duties inconsistent with the participant’s position, duties, and reporting responsibilities; (iii) a change in the participant’s titles or offices; (iv) a reduction in the participant’s annual base salary; (v) a material reduction in the participant’s benefits, in the aggregate, under the benefits plans, incentive plans, and securities plans; (vi) failure to provide a participant with the number of paid vacation days entitled at the time of a change in control; (vii) any material breach by Trinity of the Agreement; (viii) any successor or assign of Trinity fails to assume the Agreement; (ix) the relocation of the participant’s principal place of employment outside of Dallas County, Texas; or (x) any purported termination not conducted pursuant to a notice of termination by Trinity.

The severance benefits provided by the Agreements also include, for 36 months after termination, continuation of all medical, dental, vision, health, and life insurance benefits which were being provided to the named executive officer at the time of termination of employment and a lump sum equivalent to the amount of income tax payable due to the continuation of insurance benefits.

If each named executive officer’s employment had been terminated on December 31, 2017 under one of the described circumstances in connection with a change in control of Trinity, the named executive officers would have received the following. As noted above, the following information is based on historical compensation practices of Trinity, which are subject to review and change by Arcosa. Moreover, because the actual amounts payable upon a termination of employment or a change in control of Arcosa will depend on the circumstances prevailing at that time, the amounts payable to the NEOs in such circumstances in the future are not presently determinable. Accordingly, the amounts set forth below are not necessarily indicative of the amounts that would be payable to the NEOs by Arcosa.

Name	Restricted Stock(1)	Annual Incentive Compensation(2)	Cash Compensation(3)	Continuation of Benefits(4)	Total
Antonio Carrillo(5)	$—	$—	$—	$—	$—
Scott Beasley	1,803,774	150,000	658,836	82,178	$2,694,788
Kerry Cole	2,821,150	250,000	996,275	76,234	4,143,659
Jesse Collins(5)	649,706	125,000	—	—	774,706
Reid Essl(5)	509,044	150,000	—	—	659,044
(1)	Accelerated vesting of equity awards.
(2)	Assumes payment of 2017 annual incentive compensation at target amount.
(3)	Cash lump sum equal to 1.5 times base salary and applicable bonus.
(4)	Estimated cost of continuation for 36 months of medical and life insurance benefits and any additional income tax payable by the executive as a result of these benefits.
(5)	Messrs. Carrillo, Collins and Essl were not party to a Change in Control Agreement with Trinity as of December 31, 2017. In May 2018 Mr. Carrillo entered into a Change in Control Agreement with Trinity, consistent with the agreements of other Trinity executive officers. Arcosa expects to enter into change in control agreements with all of its NEOs following the distribution. The forms of any such agreements have not yet been established. The amounts included for Messrs. Collins and Essl in the table are attributable to change in control provisions in their annual incentive compensation agreements and applicable equity award agreements, which generally provide for accelerated vesting upon a change in control, a qualifying termination of employment following change in control or both. Mr. Carrillo did not have an annual incentive compensation agreement nor an employee equity award agreement as of December 31, 2017.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Approval of Related Person Transactions

Arcosa expects that the Governance Committee will adopt a written policy (which Arcosa expects will be available with the governance materials on Arcosa’s website at www.arcosa.com) by which the Governance Committee, or the chair of such committee, as applicable, is responsible for the review, approval, and ratification of all transactions with related persons that are required to be disclosed under the rules of the SEC. It is expected that under the policy, a related person will include any of Arcosa’s directors, executive officers, certain stockholders and any of their respective immediate family members. It is expected that the policy will apply to Related Person Transactions which are transactions in which Arcosa participates, a related person has a direct or indirect material interest, and the amount exceeds $120,000. It is expected that under the policy, the chief legal officer (the “CLO”) will review potential transactions and in consultation with the CEO and CFO will assess whether the proposed transaction would be a Related Person Transaction, and if the CLO determines the proposed transaction would be a Related Person Transaction, the proposed transaction would be submitted to the Governance Committee, or the chair of such committee, as applicable, for review and consideration. Arcosa expects that in reviewing Related Person Transactions, the Governance Committee, or the chair of such committee, as applicable, would consider all relevant facts and circumstances available, including, but not limited to the following:

•	the benefits to Arcosa of the Related Person Transaction;
•	the impact of a director’s independence if the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
•	the availability of other sources for comparable products and services;
•	the terms of the transaction; and
•	the terms available to unrelated third parties or employees generally.

Arcosa expects that after reviewing such information, the Governance Committee, or the chair of such committee, as applicable, may approve the Related Person Transaction if the committee, or the chair of the committee, as applicable, concludes in good faith that the Related Person Transaction is in, or is not inconsistent with, the best interests of Arcosa and its stockholders.

It is also expected that under the policy, Arcosa’s Human Resources Committee must approve hiring of immediate family members of executive officers or directors and any subsequent material changes in employment or compensation.

The Distribution from Trinity

The distribution will be accomplished by Trinity distributing all of its shares of Arcosa common stock to holders of Trinity common stock entitled to such distribution, as described in “The Separation and Distribution” section included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by Trinity of the conditions to the distribution, as described in “The Separation and Distribution— Conditions to the Distribution” section included elsewhere in this information statement.

Agreements with Trinity

Following the separation and distribution, Trinity and Arcosa will be independent companies, and the relationship between Arcosa and Trinity will be governed by, among others, a separation and distribution agreement, a transition services agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the allocation between Arcosa and Trinity of Trinity’s and Arcosa’s assets, employees, liabilities, and obligations (including employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Arcosa’s spin-off from Trinity.

The material agreements described below are filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries below set forth the current terms of the agreements that Arcosa believes are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the spin-off have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to Arcosa’s spin-off from Trinity.

The Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth Arcosa’s agreement with Trinity regarding the principal transactions necessary to separate Arcosa from Trinity. It will also set forth other agreements that govern certain aspects of Arcosa’s relationship with Trinity after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of Arcosa common stock to Trinity stockholders.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed, and contracts to be assigned to each of Arcosa and Trinity as part of the reorganization of Trinity, and will describe when and how these transfers, assumptions, and assignments will occur, although many of the transfers, assumptions, and assignments will have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	Assets primarily related to and liabilities (including whether accrued, contingent or otherwise) relating to certain businesses of Trinity will be retained by or transferred to Arcosa or one of Arcosa’s subsidiaries.
•	All other assets and liabilities (including whether accrued, contingent or otherwise) of Trinity will be retained by or transferred to Trinity or one of its subsidiaries (other than Arcosa or one of Arcosa’s subsidiaries).
•	Generally, liabilities related to, arising out of or resulting from businesses of Trinity that were previously discontinued or divested may be allocated to Trinity.
•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document relating to the sale or distribution of any security after the separation (including periodic disclosure obligations).
•	Trinity will assume or retain any liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10 and this information statement).
•	Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, all costs and expenses incurred on or prior to the effective date of the spin-off transaction by Trinity or Arcosa in connection with the spin-off transaction (including, without limitation, costs and expenses relating to legal counsel, financial advisors, and accounting advisory work related to the separation) will be paid by Trinity.

The allocation of liabilities with respect to taxes, except for payroll taxes and reporting and other tax matters expressly covered by the employee matters agreement, are solely covered by the tax matters agreement.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained, and that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation may be, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, Arcosa will distribute to Trinity as a stock dividend the number of shares of such Arcosa’s common stock distributable in the distribution. Trinity will cause its agent to distribute to Trinity stockholders that hold shares of Trinity’s common stock as of the applicable record date all the issued and outstanding shares of Arcosa’s common stock. Trinity will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Trinity in its sole discretion. For further information regarding the conditions relating to Arcosa’s separation from Trinity, see the section entitled “The Separation and Distribution—Conditions to the Distribution”.

Releases and Indemnifications. Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from or relating to any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution, whether or not known as of the distribution. The releases will not extend to obligations or liabilities under any agreement between the parties that is not to terminate as of the distribution. In addition, the Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of Arcosa’s business with Arcosa and financial responsibility for the obligations and liabilities of Trinity’s business with Trinity. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend, and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;
•	the failure of a party to pay, perform or otherwise promptly discharge any liability assumed or retained pursuant to the Separation and Distribution Agreement in accordance with their respective terms; and
•	any breach by such party of the Separation and Distribution Agreement or any ancillary agreement.

Indemnification with respect to taxes will be governed solely by the tax matters agreement.

Legal Matters. Except as otherwise set forth in the Separation and Distribution Agreement (or as further described below), each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending, threatened and future legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. Each party to a claim will agree to cooperate in the prosecution or defense of any claims involving the other party for events that took place prior to, on or after the date of separation.

Insurance. Arcosa will be responsible for obtaining and maintaining Arcosa’s own insurance coverage and will no longer be an insured party under Trinity’s insurance policies following the separation.

Non-Compete. The Separation and Distribution Agreement will include certain noncompetition obligations with respect to the parties not engaging in certain future business and activities. Specifically, and subject to certain exceptions, for a period of five years following the date of the distribution, a party will not directly or indirectly own, invest in, operate, manage, control, participate or engage in any Prohibited Business. “Prohibited Business” means (i) with respect to Trinity or any member of the Trinity group, the Arcosa business as conducted immediately following the separation; and (ii) with respect to Arcosa or any member of the Arcosa group, the Trinity business as conducted immediately following the separation.

Dispute Resolution. Subject to certain exceptions, if a dispute arises with Trinity arising out of, in connection with, or in relation to the Separation and Distribution Agreement or any ancillary agreement or the transactions contemplated thereby, the general counsels and/or management of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then either party may demand that the dispute be submitted to nonbinding mediation. If the issue has not been resolved in mediation, either party may demand that the dispute be submitted to arbitration for final determination. The dispute will be exclusively and finally determined by arbitration (by a three-person arbitral tribunal) if the amount in dispute is less than $25,000,000.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include access to information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Transition Services Agreement

Upon Arcosa’s separation from Trinity, Arcosa will enter into a transition services agreement with Trinity to provide for Arcosa’s orderly transition to being an independent company and to allow Trinity time to replace certain assets that will be allocated to Arcosa. Under the transition services agreement, each of Trinity and Arcosa will provide the other party with various services, including services relating to human resources, benefits administration, payroll, technology and information technology. The charges for such services are generally intended to allow the service provider to recover all of its direct and indirect costs, generally without profit.

The transition services agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of the separation of Trinity into two companies. All services to be provided under the transition services agreement will be provided for a specified period of time depending on the type and scope of the services to be provided, with terms for such services ranging up to 18 months (which may be extended in certain circumstances). After the expiration of the arrangements contained in the transition services agreement, Arcosa may not be able to replace the services provided by Trinity in a timely manner or on terms and conditions, including cost, as favorable as those Arcosa has received from Trinity. Arcosa is developing a plan to increase its own internal capabilities in the future to reduce its reliance on Trinity for these services. Arcosa will have the right to receive reasonable information with respect to the charges to it by Trinity and other service providers for transition services provided by them. In addition, after the expiration of the arrangements contained in the transition services agreement, Trinity will no longer pay Arcosa for the services provided by Arcosa to it and, accordingly, Arcosa’s cost of carrying the assets used to provide such services may increase.

Tax Matters Agreement

Arcosa and Trinity will enter into a tax matters agreement immediately prior to the distribution that will generally govern Arcosa’s and Trinity’s respective rights, responsibilities, and obligations with respect to tax liabilities and benefits (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for United States federal income tax purposes), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.

Allocation of Taxes. In general, under the agreement:

•	Arcosa will be responsible for any United States federal, state, local and foreign taxes (and any related interest, penalties or audit adjustments) attributable to Arcosa or any of its subsidiaries (as determined immediately after the distribution) reportable on a consolidated, combined or unitary return that includes Trinity and/or or any of its subsidiaries (and Arcosa and/or any of its subsidiaries) for any periods or portions thereof ending on or prior to the date of the distribution. Trinity will be responsible for any other United States federal, state, local and foreign taxes as well as any related interest, penalties or audit adjustments reported on such consolidated, combined, or unitary tax returns.
•	Otherwise, Arcosa will be responsible for any United States federal, state, local and foreign taxes, as well as any related interest, penalties or audit adjustments that are imposed on Arcosa and/or any of its subsidiaries for all tax periods, whether before or after the date of the distribution.

Neither party’s obligations under the tax matters agreement will be limited in amount or subject to any cap.

Administrative Matters. The tax matters agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records, and conduct of audits, examinations, or similar proceedings. In addition, the tax matters agreement will provide for cooperation and information sharing with respect to tax matters.

Trinity will generally be responsible for preparing and filing any tax return that includes Trinity and/or any of its subsidiaries (as determined immediately after the distribution), including those that also include Arcosa and/or any of its subsidiaries. Arcosa will generally be responsible for preparing and filing any tax returns that include only Arcosa and/or any of its subsidiaries.

The party responsible for preparing and filing a given tax return will generally have exclusive authority to control tax contests related to any such tax return. Arcosa will generally have exclusive authority to control tax contests with respect to tax returns that include only Arcosa and/or any of its subsidiaries.

Preservation of the Tax-free Status of Certain Aspects of the Separation. Arcosa and Trinity intend for the distribution and certain related transactions to qualify as a reorganization pursuant to which no gain or loss is recognized by Trinity or its stockholders for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 and related provisions of the Code.

It is a condition to the completion of the distribution that Trinity receives (i) a private letter ruling from the IRS, and (ii) an opinion of each of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Trinity, and KPMG, tax advisor to Trinity, substantially to the effect that, among other things, the distribution, together with certain related transactions, will qualify as tax-free for United States federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Trinity has received the private letter ruling from the IRS. In connection with the IRS ruling and the tax opinions, Arcosa and Trinity have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

Arcosa will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the distribution and certain related transactions. Arcosa may take certain actions prohibited by these covenants only if Trinity receives a private letter ruling from the IRS or Arcosa obtains and provides to Trinity an opinion from a United States tax counsel or accountant of recognized national standing, acceptable to Trinity in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of these transactions. Arcosa will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the distribution, these covenants will include specific restrictions on Arcosa’s:

•	issuance or sale of stock or other securities (including securities convertible into Arcosa stock but excluding certain compensatory arrangements);
•	sales of assets outside the ordinary course of business; and
•	entering into any other corporate transaction which would cause Arcosa to undergo a 40 percent or greater change in its stock ownership.

Arcosa will generally agree to indemnify Trinity and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution and certain other aspects of the separation to the extent caused by an acquisition of Arcosa stock or assets or by any other action undertaken by Arcosa. This indemnification provision will apply even if Trinity has permitted Arcosa to take an action that would otherwise have been prohibited under the tax-related covenants described above. In addition, Arcosa will generally be responsible for its proportional share, based on the relative market capitalizations of Arcosa and Trinity as of the date of the distribution, of any and all tax-related liabilities relating to the distribution and certain other aspects of the separation, where such tax-related liabilities were not the result of any act or failure to act on the part of Arcosa or Trinity.

Employee Matters Agreement

Prior to Arcosa’s spin-off from Trinity, Arcosa will also enter into an employee matters agreement with Trinity. The employee matters agreement will govern Trinity’s, Arcosa’s and the parties’ respective subsidiaries’ and affiliates’ rights, responsibilities, and obligations after the spin-off with respect to the following matters:

•	employees and former employees (and their respective dependents and beneficiaries) who are or were employed with Trinity, Arcosa or the parties’ respective subsidiaries or affiliates;
•	the allocation of assets and liabilities generally relating to employees, employment or service-related matters and employee benefit plans;
•	employee compensation plans and director compensation plans, including equity plans; and
•	other human resources, employment, and employee benefits matters.

The employee matters agreement will provide that, unless otherwise specified, Trinity will be responsible for liabilities associated with employees who will be employed by Trinity following the separation and former employees whose last employment was with Trinity and certain specified current and former corporate employees, and Arcosa will be responsible for liabilities associated with employees who will be employed by Arcosa following the separation and former employees whose last employment was with the infrastructure businesses unless allocated to Trinity.

Employee Benefits Generally

Arcosa employees will be eligible to participate in Arcosa benefit plans as of the distribution date, except as described below, in accordance with the terms and conditions of the Arcosa plans as in effect from time to time. Arcosa employees will commence participation under the health and welfare plans adopted by Arcosa as of January 1, 2019. Arcosa expects to continue, at least through the one-year anniversary of the distribution date, compensation and employee benefits that, in the aggregate, are substantially similar to the compensation and benefits provided to the Arcosa employees prior to the separation.

Credited Service

Arcosa anticipates that it will recognize and give full credit for employee service with Trinity for purposes of determining benefit eligibility, participation, vesting and calculation of benefits under Arcosa’s benefit plans, to the same extent that such service was credited by Trinity for similar purposes prior to the separation.

United States Defined Contribution Plan

Current Arcosa employees will be eligible to participate in Arcosa’s 401(k) plan as of the distribution date to the extent they were eligible to participate in Trinity’s 401(k) plan immediately prior to the distribution. It is expected that the employee matters agreement will provide for the transfer of account assets and liabilities in respect of current Arcosa employees from the Trinity 401(k) plan to the Arcosa 401(k) plan within approximately 30 days following the separation.

Treatment of Nonqualified Plans

Non-employee directors who serve on the Arcosa Board of Directors will be eligible to participate in Arcosa’s director fees plan as of the distribution date. For such Arcosa non-employee directors who served as directors of Trinity prior to the spin-off, it is expected that the employee matters agreement will provide for the transfer of the account balances in respect of such Arcosa non-employee directors from the Trinity director fees plan to the Arcosa director fees plan following the separation; provided that the provisions of the employee matters agreement relating to the treatment of Trinity equity awards will govern the deferred director fees that are in the form of Trinity restricted stock units or phantom stock units (which units are settled in cash based on the value of Trinity common stock).

Current Arcosa employees will be eligible to participate in Arcosa’s supplemental profit sharing plan as of the distribution date to the extent they were eligible to participate in Trinity’s supplemental profit sharing plan immediately prior to the distribution. It is expected that the employee matters agreement will provide for the transfer of the account balances in respect of such Arcosa employees from the Trinity supplemental profit sharing plan to the Arcosa supplemental profit sharing plan following the separation.

Welfare Benefit Plans

Arcosa generally expects to establish health and welfare plans in accordance with the employee matters agreement. For the remainder of 2018, Arcosa employees will continue to participate in Trinity’s health and welfare plans and Arcosa will be responsible for expenses as incurred and any associated run-out costs allocated to Arcosa under the transition services agreement. The employee matters agreement will provide that liabilities relating to or arising out of health and welfare coverage or claims incurred by the Arcosa employees will be assumed by Arcosa.

Treatment of Annual Incentive Plan

Each employing company (both Trinity and Arcosa) will pay earned bonuses in respect of the 2018 fiscal year at the regularly scheduled time in March, 2019 under the Annual Incentive Plan. Bonuses earned by Arcosa employees will be funded by Trinity for performance and eligibility for the period prior to the distribution date, and each employing company will measure performance independently following the separation.

Equity Compensation Awards

The employee matters agreement will provide for the treatment of outstanding equity awards of Trinity in connection with the separation. The following discussion describes the expected treatment of Trinity equity awards in connection with the separation. We expect that the treatment described below would become effective as of the distribution date.

Each holder of outstanding Trinity restricted stock awards (including restricted stock awards, career shares and career step shares) and each holder of time-based restricted stock units granted in and prior to 2017, will receive an Arcosa restricted stock award or restricted stock unit award, as applicable, in respect of such number of Arcosa shares as determined by applying the distribution ratio applicable to Trinity shareholders in the same way as if the outstanding Trinity restricted stock awards or restricted stock unit awards were comprised of fully vested Trinity common shares as of the distribution date. Similarly, all Trinity restricted stock awarded in and prior to 2018 and time-based restricted stock units awarded in and prior to 2017 held by a non-employee director of Trinity, including non-employee directors who become members of the Arcosa Board of Directors upon the separation, will entitle such non-employee director to receive an Arcosa restricted stock award or restricted stock unit award, as applicable, in respect of such number of Arcosa shares as determined by applying the distribution ratio applicable to Trinity shareholders in the same way as if the outstanding Trinity restricted stock awards or restricted stock awards were comprised of fully vested Trinity common shares as of the distribution date. Time-based restricted stock units granted in 2018 held by non-employee directors who become members of the Arcosa Board of Directors upon the separation will be converted to Arcosa restricted stock units covering an adjusted number of shares of Arcosa common stock so as to preserve the value that existed with respect to such awards immediately prior to the separation. Similarly, phantom stock units credited to the accounts of such non-employee directors under the Trinity director fees plan will be converted to Arcosa phantom stock units covering an adjusted number of shares of Arcosa common stock and transferred to the non-employee director's account under the Arcosa director fees plan.

Outstanding Trinity performance-based restricted stock units (granted in 2017 and prior) and Trinity 2018 performance-based restricted stock units and 2018 time-based restricted stock units, in each case held by Arcosa employees, are expected to be converted into Arcosa equity awards under the new Arcosa long-term incentive plan. Generally, this conversion will not result in Arcosa equity awards being subject to different terms and conditions as were in effect prior to the spin-off, except that outstanding performance-based restricted stock units granted in 2017 and prior will be converted into restricted stock units with time-based vesting. Outstanding Trinity performance-based restricted stock units (granted in 2017 and prior) and Trinity 2018 performance-based restricted stock units and 2018 time-based restricted stock units, in each case held by Trinity employees, are expected to remain outstanding Trinity awards, as adjusted to account for the separation.

Non-U.S. Employees

The provisions of the employee matters agreement generally cover employees in the non-U.S. jurisdictions. All actions taken with respect to non-U.S. Arcosa employees or U.S. Arcosa employees working in non-U.S. jurisdictions will be subject to and accomplished in accordance with applicable law in the custom of the applicable jurisdictions.

Other Matters Governed by the Employee Matters Agreement

Other matters governed by the employee matters agreement include, among other things, establishment and administration of vacation and leave of absence programs, access to and provision of records, and preservation of fiduciary and amendment powers.

Intellectual Property Matters Agreement

Arcosa intends to enter into an intellectual property matters agreement with Trinity, under which Trinity will license certain intellectual property to Arcosa, and Arcosa will license certain intellectual property to Trinity. The licenses will be perpetual, irrevocable, royalty-free, fully paid-up, worldwide licenses, in connection with the current and future operation of the businesses, subject to certain limitations.

Certain Commercial Supply Agreements

We intend to enter into in the ordinary course of our business commercial supply agreements with Trinity’s Rail Group for Arcosa’s Transportation Products Group to continue as a strategic supplier of railcar axles and couplers and other rail car parts and components. Pursuant to the terms of the commercial supply agreements, and subject to certain conditions, Trinity’s Rail Group will agree to satisfy its requirements in North America for these product types by purchasing under the agreements. The terms of these commercial supply agreements and arrangements have not yet been finalized, and changes may be made prior to the spin-off.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of our outstanding shares of common stock are owned by Trinity. Immediately after the distribution, Trinity will own no shares of our common stock.

The following table provides information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (i) each person who we believe will be a beneficial owner of more than 5 percent of our outstanding shares of common stock, (ii) each of our expected directors, director nominees, and named executive officers and (iii) all expected directors and executive officers as a group. We based the share amounts on each person’s beneficial ownership of shares of Trinity common stock as of September 24, 2018, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of Arcosa common stock for every three shares of Trinity common stock. Beneficial ownership is determined in accordance with the rules of the SEC.

Security Ownership of Certain Beneficial Owners

Based on the information filed by stockholders of Trinity on Schedules 13D and 13G, reporting beneficial ownership of Trinity common stock as of the date of the event which required such filing, we anticipate the following stockholders will beneficially own more than 5 percent of our common stock immediately following the distribution.

Name and Address of Beneficial Owner	Shares of Arcosa’s Common Stock to be Beneficially Owned Upon the Distribution		% of Class
ValueAct Capital	7,135,963	(1)	14.62%
The Vanguard Group	4,193,127	(2)	8.59%
BlackRock, Inc.	4,160,738	(3)	8.52%
(1)	ValueAct Capital and its affiliates, One Letterman Drive, Building D, Fourth Floor, San Francisco, CA 94129, reported to the SEC on an Amendment to Schedule 13D filed on September 17, 2018, that they have shared voting and shared dispositive power over 21,407,891 shares of Trinity common stock.
(2)	The Vanguard Group and its subsidiaries, 100 Vanguard Blvd., Malvern, PA 19355, reported to the SEC on an Amendment to Schedule 13G filed on February 9, 2018, that they have sole voting power over 79,899 shares, shared voting power over 17,702 shares, sole dispositive power over 12,492,771 shares, and shared dispositive power over 86,610 shares of Trinity common stock.
(3)	BlackRock, Inc. and its affiliates, 55 East 52nd Street, New York, NY 10055, reported to the SEC on an Amendment to Schedule 13G filed January 23, 2018, that they have sole voting power over 11,914,595 shares and sole dispositive power over 12,482,214 shares of Trinity common stock.

Share Ownership of Executive Officers and Directors

To the extent our directors and officers own shares of Trinity common stock at the time of the spin-off, they will participate in the distribution on the same terms as other holders of shares of Trinity common stock.

The address of each director, director nominee and executive officer shown in the table below is c/o Arcosa, 2525 N. Stemmons Freeway, Dallas, Texas 75207-2401. None of the directors or Arcosa’s executive officers are expected to own one percent or more of Arcosa’s common stock.

Name and Address of Beneficial Owner	Shares of Arcosa’s Common Stock to be Beneficially Owned Upon the Distribution(1)	% of Class
Antonio Carrillo	7,404	*
Rhys Best	39,397	*
Joe Alvarado	0	*
David Biegler	31,164	*
Jay Craig	0	*
Ronald Gafford	29,564	*
John Lindsay	0	*
Douglas Rock	16,931	*
Melanie Trent	0	*
Scott Beasley	7,890	*
Reid Essl	8,555	*
Kerry Cole	10,476	*
Jesse Collins	2,222	*
Directors and executive officers as a group (15)	182,841	*
*	Less than one percent (1%)
(1)	Unless otherwise noted, all Trinity shares are owned directly, and the owner has the right to vote the Trinity shares, except through Trinity restricted stock units held as of September 24, 2018, or within 60 days thereafter, as follows: Carrillo 17,214; Best 69,970; Biegler 69,276; Gafford 69,276; Rock 50,795. Trinity restricted stock units held by such executive officers and directors are reflected as projected Arcosa common stock ownership in this column.

DESCRIPTION OF INDEBTEDNESS

Prior to the separation and distribution, we expect to enter into a $400 million five-year senior revolving credit facility (“Revolving Credit Facility”). Arcosa is currently in the process of negotiating and initiating the syndication process with the lead arranger banks. The following summarizes certain of the currently expected terms of Arcosa's Revolving Credit Facility. However, the following does not purport to be complete, and the terms of the Revolving Credit Facility have not yet been finalized. Negotiation of the Revolving Credit Facility is ongoing and subject to the completion of definitive documentation, and we cannot assure you that the terms described below will not change or be supplemented. We anticipate that the Revolving Credit Facility will be entered into at or prior to completion of the separation. When entered into, we intend to file the Revolving Credit Facility as an exhibit to a Current Report on Form 8-K that will be filed with the SEC.

The facility is intended to be available for general corporate purposes and will also include a sublimit for the issuance of letters of credit. Arcosa expects the Revolving Credit Facility to bear interest at a rate equal to an adjusted base rate or LIBOR, plus, in each case, an applicable margin. The applicable margin is expected to be based on Arcosa’s leverage as defined in the agreement. Arcosa also expects to pay a fee, payable quarterly in arrears, on the average unused commitment amount at an applicable rate also based on Arcosa's leverage.

Arcosa anticipates that the Revolving Credit Facility will contain various customary restrictive covenants, as well as financial covenants which are expected to require Arcosa to maintain a minimum interest coverage ratio and not to exceed a maximum leverage ratio. The facility is also expected to contain customary events of default.

Other than outstanding letter of credits, Arcosa expects to have no direct borrowings under the Revolving Credit Facility on the Distribution Date. Outstanding letters of credit are expected to primarily support Arcosa's insurance program.

If the distribution does not occur, the commitments under the Revolving Credit Facility are expected to be terminated.

DESCRIPTION OF CAPITAL STOCK

Arcosa’s certificate of incorporation and bylaws will be amended and restated prior to the spin-off. The following is a summary of the currently expected material terms of Arcosa’s capital stock that will be contained in the restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on Arcosa’s capital stock at the time of the distribution. The certificate of incorporation and bylaws to be in effect at the time of the distribution are included as exhibits to the registration statement on Form 10, of which this information statement is a part.

Authorized Capital Stock

Immediately following the distribution, Arcosa’s authorized capital stock will consist of 200 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the distribution, Arcosa expects that approximately 48.8 million shares of its common stock will be issued and outstanding based upon approximately 146.5 million shares of Trinity common stock outstanding as of September 24, 2018. All outstanding shares of Arcosa common stock, when issued, will be fully paid and non-assessable.

Each holder of Arcosa common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of Arcosa common stock will not be entitled to cumulative voting of their shares. Subject to any preferential rights of any outstanding preferred stock, holders of Arcosa common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of Arcosa, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of Arcosa common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of Arcosa common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Arcosa may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our Board of Directors will be authorized to issue shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors will have the discretion, subject to limitations prescribed by Delaware law and by our restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, terms of redemption, and liquidation preferences, of each series of preferred stock.

Although our Board of Directors does not currently intend to do so, it could authorize Arcosa to issue a class or series of preferred stock that could, depending upon the terms of the particular class or series, delay, defer, or prevent a transaction or a change of control of our Company, even if such transaction or change of control involves a premium price for our stockholders or our stockholders believe that such transaction or change of control may be in their best interests. Arcosa’s Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our restated certificate of incorporation will include such an exculpation provision. Our restated certificate of incorporation and amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Arcosa, or for serving at Arcosa’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our restated certificate of incorporation and amended and restated bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Arcosa’s restated certificate of incorporation will expressly authorize Arcosa to carry directors’ and officers’ insurance to protect Arcosa, its directors, officers, and certain employees against certain liabilities.

The limitation of liability and indemnification provisions that will be in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit Arcosa and its stockholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, Arcosa pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Arcosa by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Provisions. Arcosa will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board. Arcosa’s restated certificate of incorporation and amended and restated bylaws will provide that its Board of Directors will initially be divided into three approximately equal classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Arcosa expects to hold in 2019. The directors designated as Class II directors will have terms expiring at the 2020 annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the 2021 annual meeting. Commencing with the 2019 annual meeting of stockholders, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires. At the 2019 annual meeting of stockholders, Class I directors will be elected to three-year terms expiring at the 2022 annual meeting of stockholders. At the 2020 annual meeting of stockholders, Class II directors will be elected to one-year terms expiring at the 2021 annual meeting of stockholders. At the 2021 annual meeting of stockholders, Class III directors will be elected to one-year terms expiring at the 2022 annual meeting of stockholders. From and after the 2022 annual meeting of shareholders, the Board of Directors will no longer be classified under Section 141(d) of the DGCL and each director will stand for election annually. Members of the Board of Directors will be elected by a majority of the votes cast at each annual meeting of stockholders, except that a plurality standard applies in contested elections. The existence of a classified board provisions makes the replacement of incumbent directors more time consuming and difficult until we have phased out our classified Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Arcosa.

Removal of Directors. Pursuant to applicable Delaware law, directors serving on a classified board of directors may be removed by stockholders only for cause, unless otherwise provided in the corporation’s certificate of incorporation. Arcosa’s restated certificate of incorporation will not include any provision allowing removal of directors without cause while Arcosa’s Board of Directors is classified.

Amendments to Bylaws. Arcosa’s restated certificate of incorporation will provide that Arcosa’s bylaws may be amended by Arcosa’s Board of Directors or by the affirmative vote of holders of at least a majority of the voting power of the shares entitled to vote at an election of directors.

Size of Board and Vacancies. Our restated certificate of incorporation and amended and restated bylaws will provide that the number of directors on its Board of Directors will be not less than five nor more than eleven, with the exact number of directors to be fixed exclusively by the Board of Directors. Any vacancies created in its Board of Directors resulting from any increase in the authorized number of directors will be filled by a majority of the Board of Directors then in office, provided that a quorum is present. Any vacancies created in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that coincides with the remaining term of that class. Any director appointed to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Special Stockholder Meetings. Arcosa’s restated certificate of incorporation will provide that only the Board of Directors, the Chairperson of the Board of Directors or the President may call special meetings of Arcosa stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Arcosa’s restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of Arcosa stockholders.

Advance Notice for Stockholder Proposals and Nominations. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors (other than nominations made by or at the direction of the Board of Directors).

Certain Effects of Authorized but Unissued Stock. We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the NYSE, or a comparable public market, and Delaware law, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans and equity grants. The existence of unissued and unreserved common and preferred stock may enable Arcosa to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of Arcosa by means of a proxy contest, tender offer, merger or otherwise. We will not solicit approval of our stockholders for issuance of common or preferred stock unless our Board of Directors believes that approval is advisable or is required by applicable stock exchange rules or Delaware law.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will not provide for cumulative voting.

Exclusive Forum. Arcosa’s restated certificate of incorporation will provide that unless the Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Arcosa, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Arcosa to Arcosa or Arcosa’s stockholders, (iii) any action asserting a claim against Arcosa or any director, officer, stockholder, employee or agent of Arcosa arising out of or relating to any provision of the DGCL or Arcosa’s restated certificate of incorporation or amended and restated bylaws, or (iv) any action asserting a claim against Arcosa or any director, officer, stockholder, employee or agent of Arcosa governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Sale of Unregistered Securities

On April 27, 2018, Arcosa issued 100 shares of its common stock to Trinity. Arcosa did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering and therefore was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of common stock is American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219.

Stock Exchange Listing

We intend to apply to list our common stock on the NYSE under the symbol “ACA”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, including exhibits and schedules filed with the registration statement of which this information statement is a part, under the Exchange Act, with respect to our common stock being distributed as contemplated by this registration statement. This information statement is part of, and does not contain all of the information set forth in, the registration statement and exhibits and schedules to the registration statement. For further information with respect to Arcosa and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, Arcosa will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trinity Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Arcosa, Inc. (the Company) as of December 31, 2017 and 2016, and the related combined statements of comprehensive income, cash flows and parent equity for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas
May 15, 2018

Arcosa, Inc. and Subsidiaries
Annual Combined Statements of Comprehensive Income

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Revenues	$1,462.4	$1,704.0	$2,140.4
Operating costs:
Cost of revenues	1,167.7	1,355.9	1,659.7
Selling, engineering, and administrative expenses	163.0	147.3	173.4
Goodwill impairment	—	—	89.5
	1,330.7	1,503.2	1,922.6
Total operating profit	131.7	200.8	217.8

Other (income) expense	1.6	3.6	(1.4)
Income before income taxes	130.1	197.2	219.2

Provision (benefit) for income taxes:
Current	30.1	51.1	86.4
Deferred	10.3	23.1	(2.2)
	40.4	74.2	84.2

Net income	89.7	123.0	135.0
Other comprehensive loss	1.4	0.1	2.4
Comprehensive income	$88.3	$122.9	$132.6

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Annual Combined Balance Sheets

	December 31, 2017	December 31, 2016
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$6.8	$14.0
Receivables, net of allowance for doubtful accounts of $8.6 and $3.0	165.3	132.9
Inventories:
Raw materials and supplies	91.3	93.8
Work in process	47.2	63.7
Finished goods	108.3	106.2
	246.8	263.7
Other	9.9	9.3
Total current assets	428.8	419.9

Property, plant, and equipment, net	583.1	538.8
Goodwill	494.3	469.3
Deferred income taxes	8.8	10.5
Other assets	87.5	87.8
	$1,602.5	$1,526.3
LIABILITIES AND PARENT EQUITY
Current liabilities:
Accounts payable	$56.0	$48.9
Accrued liabilities	118.0	119.1
Current portion of long-term debt	0.1	—
Total current liabilities	174.1	168.0

Debt	0.4	—
Deferred income taxes	11.0	0.9
Other liabilities	9.1	15.6
	194.6	184.5
Parent equity:
Net parent investment	1,427.7	1,360.2
Accumulated other comprehensive loss	(19.8)	(18.4)
	1,407.9	1,341.8
	$1,602.5	$1,526.3

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Annual Combined Statements of Cash Flows

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Operating activities:
Net income	$89.7	$123.0	$135.0
Adjustments to reconcile net income to net cash provided by operating activities:
Goodwill impairment	—	—	89.5
Depreciation and amortization	65.7	65.6	67.8
Stock-based compensation expense	9.0	10.5	14.5
Provision (benefit) for deferred income taxes	10.3	23.1	(2.2)
Gains on disposition of property and other assets	(1.4)	(1.3)	(2.8)
(Increase) decrease in other assets	(3.3)	(4.3)	1.2
Increase (decrease) in other liabilities	(7.6)	0.9	(1.5)
Other	0.1	—	—
Changes in current assets and liabilities:
(Increase) decrease in receivables	(26.4)	0.3	28.7
(Increase) decrease in inventories	24.3	56.4	(5.2)
(Increase) decrease in other current assets	(0.6)	3.1	(3.7)
Increase (decrease) in accounts payable	7.1	(20.5)	(26.2)
Increase (decrease) in accrued liabilities	(4.9)	(29.0)	(1.9)
Net cash provided by operating activities	162.0	227.8	293.2
Investing activities:
Proceeds from disposition of property and other assets	3.5	5.0	4.2
Capital expenditures	(82.4)	(84.8)	(88.8)
Acquisitions, net of cash acquired	(47.5)	—	(46.2)
Net cash required by investing activities	(126.4)	(79.8)	(130.8)
Financing activities:
Payments to retire debt	(0.1)	(0.5)	(0.2)
Proceeds from issuance of debt	0.6	—	—
Net transfers from/(to) parent and affiliates	(43.0)	(141.7)	(194.1)
Other	(0.3)	(2.0)	—
Net cash required by financing activities	(42.8)	(144.2)	(194.3)
Net increase (decrease) in cash and cash equivalents	(7.2)	3.8	(31.9)
Cash and cash equivalents at beginning of period	14.0	10.2	42.1
Cash and cash equivalents at end of period	$6.8	$14.0	$10.2

Non-cash investing activity: Trinity issued shares of its common stock valued at $14.7 million in connection with a 2017 acquisition. See Note 4 of the Notes to the Audited Annual Combined Financial Statements.

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Annual Combined Statements of Parent Equity

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Equity
	(in millions)
Balances at December 31, 2014	$1,439.6	$(15.9)	$1,423.7
Net income	135.0	—	135.0
Other comprehensive loss	—	(2.4)	(2.4)
Net transfers from parent and affiliates	(202.5)	—	(202.5)
Restricted shares, net	14.5	—	14.5
Balances at December 31, 2015	$1,386.6	$(18.3)	$1,368.3
Net income	123.0	—	123.0
Other comprehensive loss	—	(0.1)	(0.1)
Net transfers from parent and affiliates	(159.9)	—	(159.9)
Restricted shares, net	10.5	—	10.5
Balances at December 31, 2016	$1,360.2	$(18.4)	$1,341.8
Net income	89.7	—	89.7
Other comprehensive loss	—	(1.4)	(1.4)
Net transfers from parent and affiliates	(31.2)	—	(31.2)
Restricted shares, net	9.0	—	9.0
Balances at December 31, 2017	$1,427.7	$(19.8)	$1,407.9

See accompanying notes to combined financial statements.

Notes to Audited Annual Combined Financial Statements

Note 1. Basis of Presentation

Background

On December 12, 2017, Trinity Industries, Inc. (together with its subsidiaries, “Trinity”) announced its intention to separate its infrastructure-related businesses, which includes its construction products, energy equipment businesses and transportation products, from the rest of Trinity by means of a spin-off. The spin-off will create Arcosa, Inc. (Arcosa, Inc. and its subsidiaries, “Arcosa” or “Company”), a separate, independent, publicly traded company. The separation is planned as a tax-free spin-off transaction to Trinity’s stockholders for United States federal income tax purposes and will be subject to, among other things, the effectiveness of a registration statement on Form 10 filed with the Securities and Exchange Commission (“SEC”) and final approval from Trinity’s Board of Directors. Upon completion of the spin-off, Arcosa will operate its business as an independent, publicly-traded company.

Throughout the period covered by the Audited Annual Combined Financial Statements, Arcosa operated as a part of Trinity. Consequently, standalone financial statements have not been historically prepared for Arcosa. The accompanying Audited Annual Combined Financial Statements have been prepared from Trinity’s historical accounting records and are presented on a standalone basis as if the operations had been conducted independently from Trinity. Accordingly, Trinity’s net investment in Arcosa’s operations (Parent Equity) is shown in lieu of stockholders’ equity in the accompanying Audited Annual Combined Financial Statements which include the historical operations, assets, and liabilities of the legal entities that are considered to comprise Arcosa. The historical results of operations, financial position, and cash flows of Arcosa represented in the Audited Annual Combined Financial Statements may not be indicative of what they would have been had Arcosa actually been a separate standalone entity during such periods, nor are they necessarily indicative of Arcosa’s future results of operations, financial position, and cash flows.

Business description

Arcosa operates in three business segments: (1) the Construction Products Group, which produces and sells construction aggregates and manufactures and sells trench shields and shoring products and services for infrastructure-related projects; (2) the Energy Equipment Group, which manufactures and sells products for energy-related businesses, including structural wind towers, steel utility structures for electricity transmission and distribution, and storage and distribution containers; and (3) the Transportation Products Group, which manufactures and sells products for the inland waterway and rail transportation industries including barges, barge-related products, axles, and couplers.

Arcosa is comprised of certain standalone legal entities for which discrete financial information is available, as well as portions of legal entities for which discrete information is not available (“Shared Entities”). In some cases, discrete financial information was not available for Arcosa within these Shared Entities as Trinity does not record every transaction at the Arcosa level, but rather at the legal entity level. For Shared Entities for which discrete financial information was not available, such as shared assets, liabilities, costs, and expenses, allocation methodologies were applied to certain accounts to allocate amounts to Arcosa as discussed further in Note 2 “Relationship with Trinity and Related Entities”.

The combined statements of comprehensive income include all revenues and costs directly attributable to Arcosa, including costs for facilities, functions, and services used by Arcosa. Certain shared costs have been directly charged to Arcosa based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of Arcosa by centralized staff groups within Trinity, (ii) Trinity’s general corporate expenses and (iii) certain employee retirement plan benefit costs. See Note 11 “Employee Retirement Plans”. Current and deferred income taxes and related tax expense have been determined based on the standalone results of Arcosa by applying Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, “Income Taxes,” to Arcosa operations as if it were a separate taxpayer. All of the allocations and estimates in the Audited Annual Combined Financial Statements are based on assumptions that management of Trinity and Arcosa believe are reasonable.

Trinity uses a centralized approach to cash management and financing its operations, including the operations of Arcosa. Accordingly, none of Trinity’s cash, cash equivalents, or short-term marketable securities has been allocated to Arcosa in the Audited Annual Combined Financial Statements. All short and long-term debt is financed by Trinity and financing decisions for Trinity subsidiaries, including Arcosa, are determined by Trinity’s corporate treasury operations. Transactions between Trinity and Arcosa are accounted for through the Net Parent Investment account. See Note 2 “Relationship with Trinity and Related Entities”.

Note 2. Relationship with Trinity and Related Entities

Arcosa has been managed and operated in the normal course of business with other business units of Trinity. The accompanying Audited Annual Combined Financial Statements include sales and purchase transactions with Trinity and its subsidiaries on an arm’s length basis in addition to certain shared costs which have been allocated to Arcosa and reflected as expenses in the combined statements of comprehensive income. Transactions and allocations between Trinity and Arcosa are reflected in equity in the combined balance sheet as Net Parent Investment and in the combined statement of cash flows as a financing activity in Net transfers from/(to) parent and affiliates. All transactions and allocations between Trinity and Arcosa have been deemed paid between the parties, in cash, in the period in which the transaction or allocation was recorded in the Audited Annual Combined Financial Statements. Disbursements and cash receipts are made through centralized accounts payable and cash collection systems, respectively, which are operated by Trinity. As cash is disbursed and received by Trinity, it is accounted for by Arcosa through the Net Parent Investment account. Allocations of current income taxes receivable or payable are deemed to have been remitted to Arcosa or Trinity, respectively, in cash, in the period to which the receivable or payable applies.

Corporate Costs/Allocations

The Audited Annual Combined Financial Statements include an allocation of costs related to certain corporate functions incurred by Trinity for services that are provided to or on behalf of Arcosa. Corporate costs have been allocated to Arcosa using methods management believes are consistent and reasonable. Such cost allocations to Arcosa consist of (1) shared service charges and (2) corporate overhead costs. Shared service charges consist of monthly charges to each Trinity business unit for certain corporate functions such as information technology, human resources, and legal based on usage rates and activity units. Corporate overhead costs consist of costs not previously allocated to Trinity’s business units and were allocated to Arcosa based on an analysis of each cost function and the relative benefits received by Arcosa for each of the periods. Corporate overhead costs allocated to Arcosa totaled $39.3 million, $31.4 million, and $39.6 million for the years ended December 31, 2017, 2016, and 2015, respectively, and are included in selling, engineering, and administrative expense in the accompanying combined statements of comprehensive income. Also see Note 5 “Segment Information”.

The Annual Combined Financial Statements of Arcosa may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a standalone, independent, publicly-traded company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position and cash flows.

Transactions with other Trinity Businesses

Transactions with other Trinity businesses for purchases or sales of products and services are as follows:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Sales by Arcosa to Trinity businesses	$148.3	$187.2	$313.8
Purchases by Arcosa from Trinity businesses	$53.2	$44.2	$36.2

Note 3. Summary of Significant Accounting Policies

Basis of Combination

The Audited Annual Combined Financial Statements of Arcosa have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). The significant accounting policies described below, together with the other notes that follow, are an integral part of the Audited Annual Combined Financial Statements. All

significant intercompany accounts and transactions within Arcosa have been eliminated in the preparation of the accompanying Audited Annual Combined Financial Statements. All significant intercompany transactions with Trinity are deemed to have been paid in the period the cost was incurred.

Revenue Recognition

Revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected, and accepted by the customer as the risk of loss passes to the customer upon delivery acceptance on these contracts. Revenues for certain customer-requested “bill and hold” arrangements, primarily in the Energy Equipment Group, are recognized when all of the following conditions have been met: the risks of ownership have passed to the customer, the customer has made a fixed commitment to purchase the goods, there is a fixed delivery schedule consistent with the customer’s business purpose, the customer’s goods have been segregated from our inventory and are not available to fill other orders, the goods are complete and ready for shipment, and no additional performance obligations exist for the Company. Fees for shipping and handling are recorded as revenue. For all other products, we recognize revenue when products are shipped or services are provided. See Recent Accounting Pronouncements for a discussion of the effects of the Company’s adoption of Accounting Standards Update No. 2014-09 - Revenue from Contracts with Customers (“ASU 2014-9”).

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of Trinity to Arcosa’s standalone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by the Accounting Standards Codification Topic 740 - Income Taxes (“ASC 740”). Accordingly, Arcosa’s income tax provision has been prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of Trinity may not be included in the separate combined financial statements of Arcosa. Similarly, the tax treatment of certain items reflected in the separate combined financial statements of Arcosa may not be reflected in the consolidated financial statements and tax returns of Trinity; therefore, such items as net operating losses, credit carryforwards, and valuation allowances may exist in the standalone financial statements that may or may not exist in Trinity’s consolidated financial statements.

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

The Company regularly evaluates the likelihood of realization of tax benefits derived from positions it has taken in various federal and state filings after consideration of all relevant facts, circumstances, and available information. For those tax positions that are deemed more likely than not to be sustained, the Company recognizes the benefit it believes is cumulatively greater than 50 percent likely to be realized. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the effective tax rate in a given financial statement period could be materially impacted.

Financial Instruments

The Company considers all highly liquid debt instruments to be cash and cash equivalents if purchased with a maturity of three months or less. Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and receivables. Concentrations of credit risk with respect to receivables are limited due to control procedures that monitor the credit worthiness of customers, the large number of customers in the Company’s customer base, and their dispersion across different industries and geographic areas. As receivables are generally unsecured, the Company maintains an allowance for doubtful accounts based upon the expected collectability of all receivables. Receivable balances determined to be uncollectible are charged against the allowance. The carrying values of cash, receivables, and accounts payable are considered to be representative of their respective fair values.

Inventories

Inventories are valued at the lower of cost or net realizable value in accordance with Accounting Standard Update 2015-11 (“ASU 2015-11”) which became effective for public companies during interim and annual reporting periods beginning after December 15, 2016. The adoption of this standard had no impact on any periods presented herein. Cost is determined principally on the first in first out method. Work in process and finished goods include material, labor, and overhead.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful lives are: buildings and improvements - 3 to 30 years; leasehold improvements - the lesser of the term of the lease or 7 years; machinery and equipment - 2 to 10 years; and information systems hardware and software - 2 to 5 years. The costs of ordinary maintenance and repair are charged to operating costs.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used for potential impairment. The carrying value of long-lived assets to be held and used is considered impaired only when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets. Based on the Company’s evaluations, no impairment charges were determined to be necessary as of December 31, 2017 and 2016.

Goodwill and Intangible Assets

Goodwill is required to be tested for impairment annually, or on an interim basis whenever events or circumstances change, indicating that the carrying amount of the goodwill might be impaired. The quantitative goodwill impairment test is a two-step process with step one requiring the comparison of the reporting unit’s estimated fair value with the carrying amount of its net assets. If necessary, step two of the impairment test determines the amount of goodwill impairment to be recorded when the reporting unit’s recorded net assets exceed its fair value. Impairment is assessed at the “reporting unit” level by applying a fair value-based test for each unit with recorded goodwill. The estimates and judgments that most significantly affect the fair value calculations are assumptions, consisting of level three inputs, related to revenue and operating profit growth, discount rates, and exit multiples.

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for each of the three years in the period ended December 31, 2017. As a result of our impairment testing, we recorded a goodwill impairment charge of $89.5 million related to one of the reporting units included in our Energy Equipment Group for the year ended December 31, 2015. See Note 7 “Goodwill” for further explanation. We determined that there was no additional goodwill impairment during the periods tested.

The net book value of intangible assets totaled $64.4 million and $68.1 million as of December 31, 2017 and 2016, respectively, and included $34.1 million not subject to amortization related to an acquired trademark. The remaining intangible assets with a gross cost of $55.0 million and $53.6 million as of December 31, 2017 and 2016, respectively, are being amortized over their estimated useful lives ranging from 1 to 12 years and primarily relate to acquired customer relationships. Aggregate amortization expense from intangible assets was $5.0 million, $5.3 million, and $5.5 million for the years ended December 31, 2017, 2016, and 2015, respectively. Intangible assets were evaluated for potential impairment as of December 31, 2017 and 2016.

Insurance

The Company is effectively self-insured for workers’ compensation claims. A third party administrator is used to process claims. We accrue our workers’ compensation liability based upon independent actuarial studies.

Warranties

The Company provides various express, limited product warranties that generally range from one to five years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been asserted by customers. Second, based on historical, accepted claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. The Company provides for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties, and assesses the adequacy of the resulting reserves on a quarterly basis.

Foreign Currency Translation

Certain operations outside the United States prepare financial statements in currencies other than the United States dollar. The income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of parent equity and other comprehensive income. The functional currency of our Mexico operations is considered to be the United States dollar. The functional currency of our Canadian operations is considered to be the Canadian dollar.

Other Comprehensive Income (Loss)

Other comprehensive net income (loss) consists of foreign currency translation adjustments.

Parent Equity

Parent equity on the combined balance sheets represents Trinity’s net investment in Arcosa and is presented as “Net Parent Investment” in lieu of stockholder’s equity. The combined statements of parent equity include net cash transfers and other intercompany transactions between Trinity and Arcosa as well as intercompany receivables and payables between Arcosa and Trinity that are considered settled on a current basis. Trinity performs cash management and other treasury related functions on a centralized basis for nearly all of its legal entities, which includes Arcosa. The Net Parent Investment account includes assets and liabilities incurred by Trinity on behalf of Arcosa such as accrued liabilities related to corporate allocations including administrative expenses for information technology, human resources, legal, and other services. Other assets and liabilities recorded by Trinity, whose related incomes and expenses have been pushed down to Arcosa, are also included in Net Parent Investment. All intercompany transactions effected through Net Parent Investment in the accompanying combined balance sheets were considered cash receipts and payments and are reflected in financing activities in the accompanying combined statements of cash flows. Earnings per share data is not presented in the accompanying Audited Annual Combined Financial Statements because Arcosa does not operate as a separate legal entity with its own capital structure.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, providing common revenue recognition guidance for United States GAAP. Under ASU 2014-09, an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires additional detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 became effective for public companies during interim and annual reporting periods beginning after December 15, 2017.

The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective method of adoption. Under this method, the guidance is applied only to the most current period presented in the financial statements and the cumulative effect of initially applying the standard results in an adjustment to the opening balance of retained earnings as of the date of adoption. Using both internal and external resources, the Company completed its evaluation of the requirements of the standard and their application to our various business units. Accordingly, a change occurred as of January 1, 2018 in the timing of revenue recognition for our wind towers and utility structures product lines within our Energy Equipment Group, no longer recognizing revenue when products are delivered, but under the new guidance, recognizing revenue over time as products are manufactured. The impact of this change results in a reduction to retained earnings of approximately $4.0 million, net of tax, as of January 1, 2018. We expect revenue recognition policies related to our other business segments to remain substantially unchanged as a result of adopting ASU 2014-09. Additionally, we do not anticipate significant changes in business processes or systems. The Company is developing additional internal controls over financial reporting to ensure that the requirements of the new standard are satisfied.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, “Balance Sheet Classification of Deferred Taxes”, (“ASU 2015-17”) to change the classification of deferred tax assets and liabilities in financial statements. Previously an entity presented classified deferred tax assets and liabilities as current and non-current within the balance sheet. ASU 2015-17 specifies that all deferred tax assets and liabilities should be reflected as non-current. ASU 2015-17 became effective for interim and annual reporting periods beginning after December 15, 2016 and can be applied retrospectively. Arcosa retrospectively adopted ASU 2015-17 as of January 1, 2017.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases”, (“ASU 2016-02”) which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will become effective for public companies during interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company plans to adopt ASU 2016-02 effective January 1, 2019. We are continuing to assess the potential effects of the new standard, including its effects on our Audited Annual Combined Financial Statements.

Management’s Estimates

The preparation of these Audited Annual Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4. Acquisitions and Divestitures

The Company’s acquisition and divestiture activities are summarized below:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Acquisitions:
Purchase price	$63.0	$—	$46.2
Net cash paid	$47.5	$—	$46.2
Goodwill recorded	$25.0	$—	$—

In May and October 2017, we completed the acquisition of the assets of two lightweight aggregates businesses, with shares of Trinity stock valued at $14.7 million issued for the October acquisition. In July 2017, we completed the acquisition of the assets of a trench shoring products business for $42.1 million. All three acquisitions were in our Construction Products Group. As of December 31, 2017, these acquisitions were recorded based on preliminary valuations of the acquired assets and liabilities at their acquisition date fair value using level three inputs defined as inputs supported by little or no market activity. Such assets and liabilities were not significant in relation to assets and liabilities at the combined or segment level.

In March 2015, we completed the acquisition of the assets of a lightweight construction aggregates business in our Construction Products Group with facilities located in Louisiana, Alabama, and Arkansas.

In March 2018, we completed the acquisition, recorded as a business combination, of certain assets of an inland barge business for $25.0 million.

There were no divestitures during the three years ended December 31, 2017.

Note 5. Segment Information

The Company reports operating results in three principal business segments:

Construction Products. The Construction Products segment produces and sells construction aggregates and manufactures and sells trench shields and shoring products and services for infrastructure-related projects.

Energy Equipment. The Energy Equipment segment manufactures and sells products for energy-related businesses, including structural wind towers, steel utility structures for electricity transmission and distribution, and storage and distribution containers.

Transportation Products. The Transportation Products segment manufactures and sells products for the inland waterway and rail transportation industries including barges, barge-related products, axles, and couplers.

These segments represent the level at which Arcosa’s chief operating decision maker (“CODM”) reviews the financial performance of the Company and makes operating decisions. Arcosa’s Construction Products segment is primarily comprised of Trinity’s historically-reported Construction Products segment excluding Trinity’s highway products business which is being retained by Trinity. The Company’s Energy Equipment segment is primarily comprised of Trinity’s historically-reported Energy Equipment segment excluding certain operations in Mexico and the United States which are being retained by Trinity. Arcosa’s Transportation Products segment is primarily comprised of Trinity’s historically-reported Inland Barge segment and its steel components business previously included in Trinity’s historically-reported Rail segment. Arcosa’s CODM was previously Trinity’s Senior Vice President and Group President (or his predecessor) with responsibility for the performance of the businesses included in these Arcosa segments while included with Trinity prior to the spin-off.

The financial information for these segments is shown in the tables below. We operate principally in North America.

Year Ended December 31, 2017

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total
	(in millions)
Construction Products Group	$258.9	$—	$258.9	$53.7	$391.2	$18.4	$48.9
Energy Equipment Group	840.2	3.9	844.1	78.4	928.8	30.2	27.7
Transportation Products Group	363.3	—	363.3	39.0	257.5	17.1	5.8
All Other	—	—	—	(0.1)	—	—	—
Segment Totals before Eliminations and Corporate	1,462.4	3.9	1,466.3	171.0	1,577.5	65.7	82.4
Corporate	—	—	—	(39.3)	25.0	—	—
Eliminations	—	(3.9)	(3.9)	—	—	—	—
Combined Total	$1,462.4	$—	$1,462.4	$131.7	$1,602.5	$65.7	$82.4

Year Ended December 31, 2016

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total
	(in millions)
Construction Products Group	$251.9	$—	$251.9	$59.3	$288.1	$16.0	$44.6
Energy Equipment Group	824.6	2.8	827.4	87.7	941.3	31.7	23.8
Transportation Products Group	627.5	—	627.5	87.3	272.5	17.9	16.4
All Other	—	—	—	(2.1)	—	—	—
Segment Totals before Eliminations and Corporate	1,704.0	2.8	1,706.8	232.2	1,501.9	65.6	84.8
Corporate	—	—	—	(31.4)	24.4	—	—
Eliminations	—	(2.8)	(2.8)	—	—	—	—
Combined Total	$1,704.0	$—	$1,704.0	$200.8	$1,526.3	$65.6	$84.8

Year Ended December 31, 2015

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	External	Intersegment	Total
	(in millions)
Construction Products Group	$239.9	$—	$239.9	$50.4	$250.0	$15.6	$24.9
Energy Equipment Group	922.6	6.2	928.8	8.4	993.8	32.9	48.8
Transportation Products Group	977.9	—	977.9	197.7	323.5	19.3	15.1
All Other	—	—	—	0.7	—	—	—
Segment Totals before Eliminations and Corporate	2,140.4	6.2	2,146.6	257.2	1,567.3	67.8	88.8
Corporate	—	—	—	(39.6)	36.4	—	—
Eliminations	—	(6.2)	(6.2)	0.2	—	—	—
Combined Total	$2,140.4	$—	$2,140.4	$217.8	$1,603.7	$67.8	$88.8

Corporate assets include only assets owned by Trinity which are specifically allocable to Arcosa. Capital expenditures do not include business acquisitions.

Revenue from one customer included in the Energy Equipment Group constituted 22.9 percent, 22.4 percent, and 13.4 percent of combined revenue for the years ended December 31, 2017, 2016, and 2015, respectively. At December 31, 2017, one Energy Equipment Group customer’s receivables balance, subsequently paid in full, accounted for 18.6 percent of the combined net receivables balance outstanding.

Revenues and operating profit for our Mexico operations for the years ended December 31, 2017, 2016, and 2015 are presented below. Our Canadian operations were not significant in relation to the Audited Annual Combined Financial Statements.

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Mexico:
Revenues:
External	$118.2	$106.0	$118.5
Intercompany	62.6	67.1	53.9
Revenues	$180.8	$173.1	$172.4
Operating profit	$1.4	$3.8	$(3.8)

Total assets and long-lived assets for our Mexico operations as of December 31, 2017 and 2016 are presented below:

	Total Assets		Long-Lived Assets
	December 31,
	2017	2016	2017	2016
	(in millions)
Mexico	$172.5	$189.9	$91.9	$93.1

Note 6. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment as of December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016
	(in millions)
Land	$97.7	$79.3
Buildings and improvements	265.8	248.1
Machinery and other	676.9	618.6
Construction in progress	24.3	24.1
	1,064.7	970.1
Less accumulated depreciation	(481.6)	(431.3)
	$583.1	$538.8

We lease certain equipment and facilities under operating leases. Future minimum rent expense in each year is (in millions): 2018 - $7.7; 2019 - $5.9; 2020 - $4.0; 2021 - $1.6; 2022 - $0.8; and $1.8 thereafter.

We estimate the fair market value of properties no longer in use based on the location and condition of the properties, the fair market value of similar properties in the area, and the Company’s experience selling similar properties in the past. As of December 31, 2017, the Company had non-operating plants with a net book value of $56.7 million. Our estimated fair value of these assets exceeds their book value.

Note 7. Goodwill

Goodwill by segment is as follows:

	December 31, 2017	December 31, 2016
	(in millions)
Construction Products Group	$60.3	$35.3
Energy Equipment Group	416.9	416.9
Transportation Products Group	17.1	17.1
	$494.3	$469.3

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for the three years in the period ended December 31, 2017. While the reporting units are similar to Trinity’s reporting units, certain operations are being retained by Trinity. The businesses being retained by Trinity primarily impact a reporting unit in Arcosa’s Energy Equipment Group containing certain operations in Mexico whose products and services will be integrated into Trinity’s railcar business, thereby reducing the reporting unit’s historical cash flows and net assets.

The fair value estimates of the Arcosa reporting units were made using level three inputs, based on an income approach with no changes to the methodologies or assumptions used to originally determine anticipated future cash flows when the operations were a part of a reporting unit within Trinity. The fair value estimates included significant estimates and assumptions related to future revenues and operating profits, exit multiples, tax rates, and discount rates based on market-based capital costs. As a result of our impairment testing on the Arcosa reporting units, we concluded that the fair value of one of the reporting units included in the Energy Equipment Group was determined to be less than the carrying value of its net assets at December 31, 2015. We then evaluated the fair value of the individual assets and liabilities of the reporting unit and determined that the goodwill associated with the reporting unit was impaired in its entirety and accordingly recorded an impairment charge of $89.5 million for the year ended December 31, 2015. The impairment was largely the result of a significant downturn in certain energy markets served by Arcosa in 2015 and the impaired goodwill related to several acquisitions consummated in 2013 and 2014.

We determined that there was no additional goodwill impairment during the periods tested.

The increase in the Construction Products Group goodwill as of December 31, 2017 is due to acquisition activities during the twelve months ended December 31, 2017. See Note 4 “Acquisitions and Divestitures”.

Note 8. Guarantees

Trinity’s $600.0 million unsecured corporate revolving credit facility which matures in 2020 (the “Trinity Revolving Credit Facility”) as well as its $400.0 million of 4.55 percent senior notes due 2024 (the “Trinity Senior Notes”) are fully and unconditionally and jointly and severally guaranteed by certain subsidiaries of the Company: Trinity Marine Products, Inc.; Trinity Meyer Utility Structures LLC.; and Trinity Structural Towers, Inc. (the “Arcosa Guarantors”). The Trinity Revolving Credit Facility and the Trinity Senior Notes are also guaranteed by certain subsidiaries of Trinity. There have been no borrowings under the Trinity Revolving Credit Facility. None of the Arcosa Guarantors has been required to make any payments under the guarantees. The guarantees by the Arcosa Guarantors of the Trinity Senior Notes are anticipated to be automatically terminated as of the effective date of the spin-off transaction in connection with the removal of the Arcosa Guarantors as guarantors under the Trinity Revolving Credit Facility in accordance with its terms. Further information on Trinity’s debt is discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2017.

Note 9. Other, Net

Other, net (income) expense consists of the following items:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Interest expense	$—	$—	$0.4
Interest income	(0.1)	(0.1)	(0.5)
Foreign currency exchange transactions	2.2	4.8	(2.3)
Other	(0.5)	(1.1)	1.0
Other, net	$1.6	$3.6	$(1.4)

Note 10. Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Current:
Federal	$29.3	$43.9	$74.4
State	0.5	3.2	7.0
Foreign	0.3	4.0	5.0
Total current	30.1	51.1	86.4
Deferred:
Federal:
Effect of Tax Cuts and Jobs Act	(6.2)	—	—
Other	16.6	21.9	(2.1)
	10.4	21.9	(2.1)
State	0.9	0.3	(0.4)
Foreign	(1.0)	0.9	0.3
Total deferred	10.3	23.1	(2.2)
Provision	$40.4	$74.2	$84.2

As stated in Note 2 “Relationship with Trinity and Related Entities,” allocations of current income taxes receivable or payable are deemed to have been remitted to Arcosa or Trinity, respectively, in cash, in the period to which the receivable or payable applies and are accounted for by Arcosa through the Net Parent Investment account.

The provision for income taxes results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory United States federal income tax rate and the Company’s effective income tax rate on income before income taxes:

	Year Ended December 31,
	2017	2016	2015
Statutory rate	35.0%	35.0%	35.0%
Effect of Tax Cuts and Jobs Act	(5.0)	—	—
Goodwill impairment	—	—	1.2
State taxes	2.5	1.7	2.7
Domestic production activities deduction	(2.1)	(2.1)	(3.4)
Equity compensation	0.2	—	—
Changes in valuation allowances and reserves	2.2	1.1	1.0
Other, net	(1.7)	1.9	1.9
Effective rate	31.1%	37.6%	38.4%

Our effective tax rate reflects the Company’s estimate for 2017 of its state income tax expense, excess tax deficiencies related to equity compensation in accordance with ASU 2016-09, and the impact of the completion of income tax audits that resulted in a net tax benefit.

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the United States federal corporate income tax rate from 35 percent to 21 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and creates new taxes on certain foreign-sourced earnings. As of December 31, 2017, we have completed an initial assessment of the tax effects of the Act, and have made a reasonable estimate of the effects on our existing deferred tax balances. We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to impact future tax returns. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts resulting in adjustments in future periods in 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the IRS and the FASB as well as interpretations and assumptions made by the Company. For the items for which we were able to determine a reasonable estimate, we recognized a provisional net Federal benefit of $6.2 million for the year ended December 31, 2017, which is included as a component of income tax expense.

Income (loss) before income taxes for the years ended December 31, 2017, 2016, and 2015 was $139.9 million, $205.7 million, and $237.0 million, respectively, for United States operations, and $(9.8) million, $(8.5) million, and $(17.8) million, respectively, for foreign operations, principally Mexico and Canada. The Company provides deferred income taxes on the unrepatriated earnings of its foreign operations where it results in a deferred tax liability.

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 31,
	2017	2016
	(in millions)
Deferred tax liabilities:
Depreciation, depletion, and amortization	$32.6	$34.2
Total deferred tax liabilities	32.6	34.2
Deferred tax assets:
Workers compensation, pensions, and other benefits	16.4	26.0
Warranties and reserves	1.2	1.8
Tax loss carryforwards and credits	6.8	4.8
Inventory	10.0	13.7
Accrued liabilities and other	2.7	0.9
Total deferred tax assets	37.1	47.2
Net deferred tax assets before valuation allowances	4.5	13.0
Valuation allowances	7.0	5.2
Net deferred tax assets (liabilities) before reserve for uncertain tax positions	(2.5)	7.8
Deferred tax assets included in reserve for uncertain tax positions	0.3	1.8
Adjusted net deferred tax assets (liabilities)	$(2.2)	$9.6

At December 31, 2017, the Company had no federal combined net operating loss carryforwards and $1.7 million of tax-effected state loss carryforwards remaining. In addition, the Company had $4.4 million of foreign net operating loss carryforwards that will begin to expire in the year 2034. We have established a valuation allowance for state and foreign tax operating losses and credits that we have estimated may not be realizable.

Taxing authority examinations

We have various subsidiaries in Mexico that file separate tax returns and are subject to examination by taxing authorities at different times. The entities are generally open for their 2010 tax years and forward.

Unrecognized tax benefits

The change in unrecognized tax benefits for the years ended December 31, 2017, 2016, and 2015 was as follows:

	Year Ended December 31,
	2017	2016	2015
	(in millions)
Beginning balance	$7.4	$8.3	$9.4
Additions for tax positions of prior years	0.2	—	—
Reductions for tax positions of prior years	—	(0.9)	(0.7)
Settlements	(6.0)	—	(0.4)
Expiration of statute of limitations	(0.3)	—	—
Ending balance	$1.3	$7.4	$8.3

Additions for tax positions related to prior years of $0.2 million for the year ended December 31, 2017 are due to foreign tax positions.

Reductions for tax positions of prior years of $0.9 million for the year ended December 31, 2016 related primarily to remeasured federal tax positions based upon new information that have been agreed to by the IRS. The corresponding deferred tax assets related to these positions have also been removed. The reduction in tax positions of prior years of $0.7 million for the year ended December 31, 2015 was related to changes to transfer pricing and foreign credits.

Settlements during the year ended December 31, 2017 were due to the resolution of our 2006-2009 tax years. Settlements during the year ended December 31, 2015 represent foreign tax positions for the 2011 tax year. Expiration of statutes of limitations during the year ended December 31, 2017 relate to a 2007 foreign tax return.

The total amount of unrecognized tax benefits including interest and penalties at December 31, 2017 and 2016, that would affect the Company’s effective tax rate if recognized was $1.9 million and $8.0 million, respectively. There is a reasonable possibility that unrecognized federal and state tax benefits will decrease by $0.7 million by December 31, 2018 due to settlements and lapses in statutes of limitations for assessing tax years in which an extension was not requested by the taxing authority.

The Company accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. The total amount of accrued interest and penalties as of December 31, 2017 and 2016 was $0.9 million and $2.4 million, respectively. Income tax expense for the years ended December 31, 2017, 2016, and 2015 included decreases of $1.5 million, $0.6 million, and $0.1 million, respectively, with regard to interest expense and penalties related to uncertain tax positions.

Note 11. Employee Retirement Plans

Trinity sponsors defined benefit plans and defined contribution profit sharing plans that provide retirement income and death benefits for eligible employees and retirees of Trinity, including certain employees who will become employees of Arcosa. The participation of employees of the Company in the defined benefit plans is reflected in the Audited Annual Combined Financial Statements as though the Company participates in a multiemployer plan with Trinity. The expenses of these benefit plans were allocated to Arcosa based on a review of personnel and personnel costs by business unit. A proportionate share of the cost is reflected in these Audited Annual Combined Financial Statements. Assets and liabilities of the defined benefit plans are to be retained by Trinity. Substantially all of Trinity’s defined benefit plans were frozen as of December 31, 2017. Further information on the various Trinity retirement plans is discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2017.

Total Trinity employee retirement plan expense, which includes related administrative expenses, allocated to Arcosa was $9.0 million, $9.8 million, and $9.8 million for the years ended December 31, 2017, 2016, and 2015, respectively. These costs were funded through intercompany transactions with Trinity which are reflected within the Net Parent Investment balance on the accompanying combined balance sheet.

Multiemployer plan

The Company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers certain union-represented employees at one of the facilities of Trinity Meyer Utility Structures LLC, a subsidiary of Arcosa. The risks of participating in a multiemployer plan are different from a single-employer plan in the following aspects:

•	Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
•	If a participating employer stops contributing to a multiemployer plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
•	If the Company chooses to stop participating in the multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Our participation in the multiemployer plan for the year ended December 31, 2017 is outlined in the table below. The Pension Protection Act (“PPA”) zone status at December 31, 2017 and 2016 is as of the plan years ended December 31, 2016 and 2015, respectively, and is obtained from the multiemployer plan’s regulatory filings available in the public domain and certified by the plan’s actuary. Among other factors, plans in the yellow zone are less than 80 percent funded while plans in the red zone are less than 65 percent funded. Federal law requires that plans classified in the yellow or red zones adopt a funding improvement plan in order to improve the financial health of the plan. The plan utilized an amortization extension and the funding relief provided under the Internal Revenue Code and under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act in determining the zone status. The Company’s contributions to the multiemployer plan were less than 5 percent of total contributions to the plan. The last column in the table lists the expiration date of the collective bargaining agreement to which the plan is subject.

		PPA Zone Status			Contributions for Year Ended December 31,
Pension Fund	Employer Identification Number	2017	2016	Financial improvement plan status	2017	2016	2015	Surcharge imposed	Expiration date of collective bargaining agreement
					(in millions)
Boilermaker-Blacksmith National Pension Trust	48-6168020	Yellow	Yellow	Implemented	$1.9	$2.3	$2.5	No	July 3, 2019

Note 12. Stock-Based Compensation

Trinity’s 2004 Fourth Amended and Restated Stock Option and Incentive Plan (the “Plan”) provides for awarding 20,150,000 (adjusted for stock splits) shares of Trinity common stock plus (i) shares covered by forfeited, expired, and canceled options granted under prior plans; and (ii) shares tendered as full or partial payment for the purchase price of an award or to satisfy tax withholding obligations. At December 31, 2017, a total of 3,536,418 shares were available for issuance by Trinity. The Plan provides for the granting of nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock awards; restricted stock units; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Options become exercisable in various percentages over periods ranging up to five years.

The cost of employee services received in exchange for awards of equity instruments is referred to as share-based payments and is based on the grant date fair-value of those awards. Stock-based compensation includes compensation expense, recognized over the applicable vesting periods, for share-based awards. Trinity uses the Black-Scholes-Merton option pricing model to determine the fair value of stock options granted to employees. Stock-based compensation totaled $9.0 million, $10.5 million, and $14.5 million for the years ended December 31, 2017, 2016, and 2015, respectively, pertaining to Arcosa employees and excluding employees of Trinity.

The income tax benefit related to stock-based compensation expense was $4.6 million, $3.4 million, and $4.7 million for the years ended December 31, 2017, 2016, and 2015, respectively.

It is expected that subsequent to the spin-off, certain adjustments in the form of modifications to existing stock awards or additional Arcosa stock awards will be made in accordance with Arcosa’s stock award plans which will become effective as of or subsequent to the spin-off date.

Stock options

Expense related to stock options issued to eligible employees under the Plan is recognized over their vesting period on a straight- line basis. Stock options generally vest over five years and have contractual terms of ten years. All options outstanding at December 31, 2017 and December 31, 2016 were exercisable.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value
				(in millions)
Options outstanding at December 31, 2016	7,893	$8.12	1.9	$0.2
Granted	—	—
Exercised	—	—
Cancelled	—	—
Options outstanding at December 31, 2017	7,893	$8.12	0.9	$0.2

At December 31, 2017, there was no unrecognized compensation expense related to stock options. The intrinsic value of options exercised was zero for the years ended December 31, 2017 and 2016 and $0.2 million for the year ended December 31, 2015.

Restricted stock

Restricted share awards consist of restricted stock, restricted stock units, and performance units. Restricted stock and restricted stock units generally vest for periods ranging from one to fifteen years from the date of grant. Certain restricted stock and restricted stock units vest in their entirety upon the employee’s retirement from Trinity, taking into consideration the employee’s age and years of service to Trinity, as defined more specifically in Trinity’s benefit plans. Expense related to restricted stock and restricted stock units issued to eligible employees under the Plan is recognized ratably over the vesting period or to the date on which retirement eligibility is achieved, if shorter. Performance units are granted to employees based upon a target level; however, depending upon the achievement of certain specified goals during the performance period, performance units may be adjusted to a level ranging between 0 percent and 200 percent of the target level. The performance units vest upon certification by the Human Resources Committee of Trinity’s Board of Directors of the achievement of the specified performance goals. Expense related to performance units is recognized ratably from their award date to the end of the performance period, generally three years. Forfeitures are recognized as reduction to expense in the period in which they occur.

	Number of Restricted Share Awards	Weighted Average Grant-Date Fair Value per Award
Restricted share awards outstanding at December 31, 2016	1,598,908	$23.14
Granted	491,645	28.38
Vested	(470,305)	29.97
Forfeited	(52,734)	23.98
Restricted share awards outstanding at December 31, 2017	1,567,514	$22.71

At December 31, 2017, unrecognized compensation expense related to restricted share awards totaled $19.0 million which will be recognized over a weighted average period of 4.2 years. The total vesting-date fair value of shares vested and released during the years ended December 31, 2017, 2016, and 2015 was $12.9 million, $9.9 million, and $15.8 million, respectively. The weighted average grant-date fair value of restricted share awards granted during the years ended December 31, 2017, 2016, and 2015 was $28.38, $18.97, and $25.64 per share, respectively.

Note 13. Commitments and Contingencies

The Company is involved in claims and lawsuits incidental to our business arising from various matters including product warranty, personal injury, environmental issues, workplace laws, and various governmental regulations. The Company evaluates its exposure to such claims and suits periodically and establishes accruals for these contingencies when a range of loss can be reasonably estimated. The range of reasonably possible losses for such matters, taking into consideration our rights in indemnity and recourse to third parties is $1.5 million to $11.8 million. At December 31, 2017, total accruals of $5.5 million, including environmental and workplace matters described below, are included in accrued liabilities in the accompanying combined balance sheet. The Company believes any additional liability would not be material to its financial position or results of operations.

Arcosa is subject to remedial orders and federal, state, local, and foreign laws and regulations relating to the environment and the workplace. The Company has reserved $1.3 million to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties. However, estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings involving the environment and the workplace or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company. We believe that we are currently in substantial compliance with environmental and workplace laws and regulations.

Other commitments

Non-cancelable purchase obligations amounted to $114.4 million as of December 31, 2017, of which $81.1 million is for the purchase of raw materials and components, primarily by the Energy Equipment and Transportation Products Groups.

Arcosa, Inc. and Subsidiaries
Combined Statements of Comprehensive Income
(unaudited)

	Six Months Ended June 30,
	2018	2017
	(in millions)
Revenues	$707.4	$749.0
Operating costs:
Cost of revenues	568.6	595.3
Selling, engineering, and administrative expenses	77.0	78.7
	645.6	674.0
Total operating profit	61.8	75.0

Other (income) expense	2.2	0.2
Income before income taxes	59.6	74.8

Provision for income taxes	14.8	29.3

Net income	44.8	45.5
Other comprehensive (income) loss	(0.5)	0.6
Comprehensive income	$45.3	$44.9

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Combined Balance Sheets

	June 30, 2018	December 31, 2017
	(unaudited)
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$10.6	$6.8
Receivables, net of allowance	168.3	165.3
Inventories:
Raw materials and supplies	113.2	91.3
Work in process	33.4	47.2
Finished goods	86.1	108.3
	232.7	246.8
Other	9.9	9.9
Total current assets	421.5	428.8

Property, plant, and equipment, net	582.6	583.1
Goodwill	504.2	494.3
Deferred income taxes	8.8	8.8
Other assets	84.0	87.5
	$1,601.1	$1,602.5
LIABILITIES AND PARENT EQUITY
Current liabilities:
Accounts payable	$71.5	$56.0
Accrued liabilities	111.0	118.0
Current portion of long-term debt	0.1	0.1
Total current liabilities	182.6	174.1

Debt	0.3	0.4
Deferred income taxes	14.4	11.0
Other liabilities	8.9	9.1
	206.2	194.6
Parent equity:
Net parent investment	1,414.2	1,427.7
Accumulated other comprehensive loss	(19.3)	(19.8)
	1,394.9	1,407.9
	$1,601.1	$1,602.5

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Combined Statements of Cash Flows
(unaudited)

	Six Months Ended June 30,
	2018	2017
	(in millions)
Operating activities:
Net income	$44.8	$45.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32.9	31.4
Stock-based compensation expense	4.8	4.4
Provision for deferred income taxes	4.7	8.2
Gains on dispositions of property and other assets	(0.4)	(0.7)
(Increase) decrease in other assets	2.0	(1.9)
Increase (decrease) in other liabilities	(0.2)	(8.7)
Changes in current assets and liabilities:
(Increase) decrease in receivables	20.8	(7.9)
(Increase) decrease in inventories	(14.0)	22.1
(Increase) decrease in other current assets	—	(0.1)
Increase (decrease) in accounts payable	15.5	5.9
Increase (decrease) in accrued liabilities	(11.8)	(5.0)
Net cash provided by operating activities	99.1	93.2

Investing activities:
Proceeds from dispositions of property and other assets	1.1	1.6
Capital expenditures	(20.4)	(31.8)
Acquisitions, net of cash acquired	(25.0)	(5.3)
Net cash required by investing activities	(44.3)	(35.5)

Financing activities:
Payments to retire debt	(0.1)	—
Proceeds from issuance of debt	—	0.6
Net transfers from/(to) parent and affiliates	(54.0)	(60.4)
Holdback payment from acquisition	3.1	—
Net cash required by financing activities	(51.0)	(59.8)
Net increase (decrease) in cash and cash equivalents	3.8	(2.1)
Cash and cash equivalents at beginning of period	6.8	14.0
Cash and cash equivalents at end of period	$10.6	$11.9

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Combined Statement of Parent Equity
(unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent Equity
	(in millions)
Balances at December 31, 2017	$1,427.7	$(19.8)	$1,407.9
Cumulative effect of adopting accounting standard (see Note 1)	(4.0)	—	(4.0)
Net income	44.8	—	44.8
Other comprehensive income (loss)	—	0.5	0.5
Net transfers from parent and affiliates	(59.1)	—	(59.1)
Restricted shares, net	4.8	—	4.8
Balances at June 30, 2018	$1,414.2	$(19.3)	$1,394.9

See accompanying notes to combined financial statements.

Arcosa, Inc. and Subsidiaries
Notes to Combined Financial Statements
(Unaudited)

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

On December 12, 2017, Trinity Industries, Inc. (together with its subsidiaries, “Trinity”) announced its intention to separate its infrastructure-related businesses, which includes its construction products, energy equipment, and transportation products businesses, from the rest of Trinity by means of a spin-off. The spin-off will create Arcosa, Inc. (Arcosa, Inc. and its subsidiaries, “Arcosa” or “Company”), an independent, publicly-traded company. The separation is planned as a tax-free spin-off transaction to Trinity's stockholders for United States federal income tax purposes and will be subject to, among other things, the effectiveness of a registration statement on Form 10 filed with the Securities and Exchange Commission (“SEC”) and final approval from Trinity's Board of Directors. Upon completion of the spin-off, Arcosa will operate its business as an independent, publicly- traded company.

Throughout the period covered by the Unaudited Interim Combined Financial Statements, Arcosa operated as a part of Trinity. Consequently, standalone financial statements have not been historically prepared for Arcosa. The accompanying Unaudited Interim Combined Financial Statements have been prepared from Trinity's historical accounting records and are presented on a standalone basis as if the operations had been conducted independently from Trinity. Accordingly, Trinity's net investment in Arcosa's operations (Parent Equity) is shown in lieu of stockholders' equity in the accompanying Unaudited Interim Combined Financial Statements which include the historical operations, assets, and liabilities of the legal entities that are considered to comprise Arcosa. The historical results of operations, financial position, and cash flows of Arcosa represented in the Unaudited Interim Combined Financial Statements may neither be indicative of what they would have been had Arcosa actually been a separate standalone entity during such periods nor necessarily indicative of Arcosa's future results of operations, financial position, and cash flows.

In our opinion, all normal and recurring adjustments necessary for a fair presentation of the financial position of the Company as of June 30, 2018, and the results of operations and cash flows for the six months ended June 30, 2018 and 2017, have been made in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. Because of seasonal and other factors, the results of operations for the six months ended June 30, 2018 may not be indicative of expected results of operations for the year ending December 31, 2018. These interim financial statements and notes are condensed as permitted by the instructions to Form 10 and should be read in conjunction with the audited Annual Combined Financial Statements of the Company included in this Form 10 for the year ended December 31, 2017.

Relationship with Parent and Related Entities

Arcosa has been managed and operated in the normal course of business with other business units of Trinity. The accompanying Unaudited Interim Combined Financial Statements include sales and purchase transactions with Trinity and its subsidiaries in addition to certain shared costs which have been allocated to Arcosa and reflected as expenses in the combined statements of comprehensive income. Transactions and allocations between Trinity and Arcosa are reflected in equity in the combined balance sheet as Net Parent Investment and in the combined statement of cash flows as a financing activity in Net transfers from/(to) parent and affiliates. All transactions and allocations between Trinity and Arcosa have been deemed paid between the parties, in cash, in the period in which the transaction or allocation was recorded in the Unaudited Interim Combined Financial Statements. Disbursements and cash receipts are made through centralized accounts payable and cash collection systems, respectively, which are operated by Trinity. As cash is disbursed and received by Trinity, it is accounted for by Arcosa through the Net Parent Investment account. Allocations of current income taxes receivable or payable are deemed to have been remitted to Arcosa or Trinity, respectively, in cash, in the period to which the receivable or payable applies.

Corporate Costs/Allocations

The Unaudited Interim Combined Financial Statements include an allocation of costs related to certain corporate functions incurred by Trinity for services that are provided to or on behalf of Arcosa. Corporate costs have been allocated to Arcosa using methods management believes are consistent and reasonable. Such cost allocations to Arcosa consist of (1) shared service charges and (2) corporate overhead costs. Shared service charges consist of monthly charges to each Trinity business unit for certain corporate functions such as information technology, human resources, and legal based on usage rates and activity units. Corporate overhead costs consist of costs not previously allocated to Trinity's business units and were allocated to Arcosa based on an analysis of each cost function and the relative benefits received by Arcosa for each of the periods. Corporate overhead costs allocated to Arcosa totaled $15.6 million and $17.4 million for the six months ended June 30, 2018 and 2017, respectively, and are included in selling, engineering, and administrative expenses in the accompanying combined statements of comprehensive income. Also see Note 3 “Segment Information”.

The Unaudited Interim Combined Financial Statements of Arcosa may not include all of the actual expenses that would have been incurred had we operated as a standalone company during the periods presented and may not reflect our combined results of operations, financial position, and cash flows had we operated as a standalone company during the periods presented. Actual costs that would have been incurred if we had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. We also may incur additional costs associated with being a standalone, independent, publicly-traded company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in our historical results of operations, financial position, and cash flows.

Transactions with other Trinity Businesses

Transactions with other Trinity businesses for purchases or sales of products and services are as follows:

	Six Months Ended June 30,
	2018	2017
	(in millions)
Sales by Arcosa to Trinity businesses	$76.1	$64.2
Purchases by Arcosa from Trinity businesses	$24.8	$28.3

Revenue Recognition

Revenue is measured based on the allocation of the transaction price in a contract to satisfied performance obligations. The transaction price does not include any amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The following is a description of principle activities from which the Company generates its revenue, separated by reportable segments. Payments for our products and services are generally due within normal commercial terms. For a further discussion regarding the Company’s reportable segments, see Note 3 “Segment Information”.

Construction Products Group

The Construction Products Group recognizes revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Energy Equipment Group

Within the Energy Equipment Group, revenue is recognized for our wind tower and certain utility structure product lines over time as the products are manufactured using an input approach based on the costs incurred relative to the total estimated costs of production. We recognize revenue over time for these products as they are highly customized to the needs of an individual customer resulting in no alternative use to the Company if not purchased by the customer after the contract is executed, and we have the right to bill the customer for our work performed to date plus at least a reasonable profit margin for work performed. For all other products, revenue is recognized when the customer has accepted the product and legal title of the product has passed to the customer.

Transportation Products Group

The Transportation Products Group recognizes revenue when the customer has accepted the product and legal title of the product has passed to the customer.

Unsatisfied Performance Obligations

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially satisfied as of June 30, 2018 and the percentage of the outstanding performance obligations as of June 30, 2018 expected to be delivered during the remainder of 2018:

	Unsatisfied performance obligations at June 30, 2018
	Total Amount	Percent expected to be delivered in 2018
	(in millions)
Energy Equipment Group:
Wind towers and utility structures	$780.1	37%
Other	$53.2	86%

Transportation Products Group:
Inland barges	$198.4	44%

The remainder of the unsatisfied performance obligations for inland barges and wind towers and utility structures are expected to be delivered through 2020. Substantially all other unsatisfied performance obligations beyond 2018 are expected to be delivered during 2019. Other unsatisfied performance obligations in our Energy Equipment Group primarily relate to our storage and distribution containers product lines.

Income Taxes

Income taxes as presented herein attribute current and deferred income taxes of Trinity to Arcosa’s combined financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by the Accounting Standards Codification Topic 740 - Income Taxes (“ASC 740”). Accordingly, Arcosa’s income tax provision has been prepared following the separate return method. The separate return method applies ASC 740 to the combined financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of Trinity may not be included in the separate combined financial statements of Arcosa. Similarly, the tax treatment of certain items reflected in the Unaudited Interim Combined Financial Statements of Arcosa may not be reflected in the consolidated financial statements and tax returns of Trinity; items such as net operating losses, credit carryforwards, and valuation allowances may exist in the Unaudited Interim Combined Financial Statements however they may or may not exist in Trinity’s consolidated financial statements. Allocations of current income taxes receivable or payable are deemed to have been remitted to Arcosa or Trinity, respectively, in cash, in the period to which the receivable or payable applies and are accounted for by Arcosa through the Net Parent Investment account.

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

Financial Instruments

The Company considers all highly liquid debt instruments to be either cash and cash equivalents if purchased with a maturity of three months or less. Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and receivables. Concentrations of credit risk with respect to receivables are limited due to control procedures that monitor the credit worthiness of customers, the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. As receivables are generally unsecured, the Company maintains an allowance for doubtful accounts based upon the expected collectibility of all receivables. Receivable balances determined to be uncollectible are charged against the allowance. The carrying values of cash and cash equivalents, receivables, and accounts payable are considered to be representative of their respective fair values.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments.

Recent Accounting Pronouncements

On January 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”) which provides common revenue recognition guidance for U.S. generally accepted accounting principles. Under ASU 2014-09, an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires additional detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company applied ASU 2014-09 to all contracts that were not complete as of January 1, 2018 using the modified retrospective method of adoption, resulting in a reduction to retained earnings of $4.0 million, net of tax, as of January 1, 2018 related to the cumulative effect of applying this standard. Therefore, the comparative information for the six months ended June 30, 2017 has not been adjusted and continues to be reported under ASC Topic 605.

The primary impact of adopting the standard is a change in the timing of revenue recognition for our wind towers and certain utility structures product lines within our Energy Equipment Group. Previously, the Company recognized revenue when the product was delivered. Under ASU 2014-09, revenue is recognized over time as the products are manufactured. Revenue recognition policies in our other business segments remain substantially unchanged.

The following tables summarize the impact of adopting ASU 2014-09 on the Company’s combined financial statements as of June 30, 2018 and for the six months then ended:

	As Reported	Adjustments	Balance without adjustment for adoption of ASU 2014-09
	(in millions)
Combined Statement of Comprehensive Income
Revenues	$707.4	$14.7	$722.1
Cost of revenues	568.6	11.1	579.7
Operating profit	61.8	3.6	65.4
Income before income taxes	59.6	3.6	63.2
Provision for income taxes	14.8	0.8	15.6
Net income	44.8	2.8	47.6
Combined Balance Sheet
Receivables, net of allowance	$168.3	$(12.0)	$156.3
Inventories:
Raw materials and supplies	113.2	—	113.2
Work in process	33.4	15.7	49.1
Finished goods	86.1	0.8	86.9

Accrued liabilities	111.0	(4.3)	106.7
Deferred income taxes	14.4	2.0	16.4
Net parent investment	1,414.2	6.8	1,421.0
Combined Statement of Cash Flows
Operating activities:
Net income	$44.8	$2.8	$47.6
Provision for deferred income taxes	4.7	0.8	5.5
(Increase) decrease in receivables	20.8	4.1	24.9
(Increase) decrease in inventories	(14.0)	11.1	(2.9)
Increase (decrease) in accrued liabilities	(11.8)	(18.8)	(30.6)
Net cash provided by operating activities	99.1	—	99.1

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases”, (“ASU 2016-02”) which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will become effective for public companies during interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company plans to adopt ASU 2016-02 effective January 1, 2019. We are continuing to assess the potential effects of the new standard, including its effects on our combined financial statements.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, “Income Statement - Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”, (“ASU 2018-02”) which gives entities the option to reclassify from AOCL to retained earnings the stranded tax effects resulting from the Tax Cuts and Jobs Act enacted on December 22, 2017. ASU 2018-02 will become effective for public companies during interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company elected to adopt ASU 2018-02 as of January 1, 2018 resulting in a reclassification adjustment from AOCL for the six months ended June 30, 2018 which was not significant.

Note 2. Acquisitions and Divestitures

In March 2018, we completed the acquisition of certain assets of an inland barge business with a purchase price and net cash paid of $25.0 million. The acquisition was recorded, as of June 30, 2018 as a business combination, based on preliminary valuations of the acquired assets and liabilities at their acquisition date fair value which resulted in the recognition of $9.9 million of goodwill in our Transportation Products Group. Such assets and liabilities were not significant in relation to assets and liabilities at the consolidated or segment level.

In May 2017, we completed the acquisition of the assets of a lightweight aggregates business in our Construction Products Group. The purchase price of the acquisition was not significant.

There was no divestiture activity for the six months ended June 30, 2018 and 2017.

Note 3. Segment Information

The Company reports operating results in three principal business segments:

Construction Products. The Construction Products segment produces and sells construction aggregates and manufactures and sells trench shields and shoring products and services for infrastructure-related projects.

Energy Equipment. The Energy Equipment segment manufactures and sells products for energy-related businesses, including structural wind towers, steel utility structures for electricity transmission and distribution, and storage and distribution containers.

Transportation Products. The Transportation Products segment manufactures and sells products for the inland waterway and rail transportation industries including barges, barge-related products, axles, and couplers.

These segments represent the level at which Arcosa's chief operating decision maker (“CODM”) reviews the financial performance of the Company and makes operating decisions. Arcosa's Construction Products segment is primarily comprised of Trinity's historically-reported Construction Products segment excluding Trinity's highway products business which is being retained by Trinity. The Company's Energy Equipment segment is primarily comprised of Trinity's historically-reported Energy Equipment segment excluding certain operations in Mexico and the United States which are being retained by Trinity. Arcosa's Transportation Products segment is primarily comprised of Trinity's historically-reported Inland Barge segment and its steel components business previously included in Trinity's historically-reported Rail segment. Arcosa's CODM was previously Trinity's Senior Vice President and Group President (or his predecessor) with responsibility for the performance of the businesses included in these Arcosa segments while included with Trinity prior to the spin-off.

The financial information for these segments is shown in the tables below. We operate principally in North America.

Six Months Ended June 30, 2018

	Revenues			Operating Profit (Loss)
	External	Intersegment	Total
	(in millions)
Construction aggregates			$113.7
Other			40.4
Construction Products Group	$154.1	$—	154.1	$30.0

Wind towers and utility structures			280.5
Other			94.2
Energy Equipment Group	372.5	2.2	374.7	25.7

Inland barges			73.7
Steel components			107.1
Transportation Products Group	180.8	—	180.8	21.7

All Other	—	—	—	—
Segment Totals before Eliminations and Corporate	707.4	2.2	709.6	77.4
Corporate	—	—	—	(15.6)
Eliminations	—	(2.2)	(2.2)	—
Combined Total	$707.4	$—	$707.4	$61.8

Six Months Ended June 30, 2017

	Revenues			Operating Profit (Loss)
	External	Intersegment	Total
	(in millions)
Construction aggregates			$101.8
Other			23.6
Construction Products Group	$125.4	$—	125.4	$28.9

Wind towers and utility structures			347.3
Other			86.7
Energy Equipment Group	432.0	2.0	434.0	42.4

Inland barges			96.2
Steel components			95.4
Transportation Products Group	191.6	—	191.6	21.1

All Other	—	—	—	—
Segment Totals before Eliminations and Corporate	749.0	2.0	751.0	92.4
Corporate	—	—	—	(17.4)
Eliminations	—	(2.0)	(2.0)	—
Combined Total	$749.0	$—	$749.0	$75.0

Note 4. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment as of June 30, 2018 and December 31, 2017.

	June 30, 2018	December 31, 2017
	(in millions)
Land	$97.6	$97.7
Buildings and improvements	260.2	265.8
Machinery and other	702.4	676.9
Construction in progress	27.4	24.3
	1,087.6	1,064.7
Less accumulated depreciation	(505.0)	(481.6)
	$582.6	$583.1

Note 5. Goodwill

Goodwill by segment is as follows:

	June 30, 2018	December 31, 2017
		(as reported)
	(in millions)
Construction Products Group	$60.3	$60.3
Energy Equipment Group	416.9	416.9
Transportation Products Group	27.0	17.1
	$504.2	$494.3

The increase in the Transportation Products Group goodwill during the six months ended June 30, 2018 is due to an acquisition. See Note 2 “Acquisitions and Divestitures”.

Note 6. Guarantees

Trinity's $600.0 million unsecured corporate revolving credit facility which matures in 2020 (the “Trinity Revolving Credit Facility”) as well as its $400.0 million of 4.55 percent senior notes due 2024 (the “Trinity Senior Notes”) are fully and unconditionally and jointly and severally guaranteed by certain subsidiaries of the Company: Trinity Marine Products, Inc.; Trinity Meyer Utility Structures LLC.; and Trinity Structural Towers, Inc. (the “Arcosa Guarantors”). The Trinity Revolving Credit Facility and the Trinity Senior Notes are also guaranteed by certain subsidiaries of Trinity. There have been no borrowings under the Trinity Revolving Credit Facility. None of the Arcosa Guarantors has been required to make any payments under the guarantees. The guarantees by the Arcosa Guarantors of the Trinity Senior Notes are anticipated to be automatically terminated as of the effective date of the spin-off transaction in connection with the removal of the Arcosa Guarantors as guarantors under the Trinity Revolving Credit Facility in accordance with its terms. Further information on Trinity's debt is discussed in Trinity's Annual Report on Form 10-K for the year ended December 31, 2017.

Note 7. Other, Net

Other, net (income) expense consists of the following items:

	Six Months Ended June 30,
	2018	2017
	(in millions)
Foreign currency exchange transactions	$2.2	$0.8
Other	(0.1)	(0.6)
Other, net	$2.1	$0.2

Note 8. Income Taxes

The provision for income taxes results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company’s effective income tax rate on income before income taxes:

	Six Months Ended June 30,
	2018	2017
Statutory rate	21.0%	35.0%
State taxes	2.3	1.9
Domestic production activities deduction	—	(2.2)
Changes in valuation allowance and reserves	2.4	1.2
Foreign adjustments	1.5	3.1
Equity compensation	(1.2)	0.7
Other, net	(1.2)	(0.5)
Effective rate	24.8%	39.2%

The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35.0 percent to 21.0 percent, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. In December 2017, we recorded a tax benefit after the initial assessment of the tax effects of the Act, and we will continue refining this amount throughout 2018. We are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of our deferred tax balance or give rise to new deferred tax amounts in future periods of 2018. The impact of the Act may differ from our estimate due to changes in the regulations, rulings, guidance, and interpretations issued by the Internal Revenue Service (“IRS”) and the FASB as well as interpretations and assumptions made by the Company. The calculation of our estimated annual effective tax rate includes the estimated impact of provisions of the Tax Act, such as interest limitations, and foreign limitations or inclusions. These estimates could change as additional information becomes available on these provisions of the Tax Act.

Taxing authority examinations

The 2014-2016 tax years have been reviewed by the IRS with no significant adjustments. The 2014-2017 tax years remain open.

We have various subsidiaries in Mexico that file separate tax returns and are subject to examination by taxing authorities at different times. The entities are generally open for their 2010 tax years and forward.

Note 9. Employee Retirement Plans

Total Trinity employee retirement plan expense, which includes related administrative expenses, allocated to Arcosa was $5.1 million and $5.1 million for the six months ended June 30, 2018 and 2017, respectively. These costs were funded through intercompany transactions with Trinity which are reflected within the Net Parent Investment balance on the accompanying combined balance sheet. The Company participates in a multiemployer defined benefit plan under the terms of a collective-bargaining agreement that covers certain union-represented employees. The Company contributed $1.1 million and $0.9 million to the multiemployer plan for the six months ended June 30, 2018 and 2017, respectively. Total contributions to the multiemployer plan for 2018 are expected to be approximately $2.3 million.

Note 10. Stock-Based Compensation

Stock-based compensation totaled approximately $4.8 million and $4.4 million for the six months ended June 30, 2018 and 2017, respectively.

Note 11. Contingencies

The Company is involved in claims and lawsuits incidental to our business arising from various matters including product warranty, personal injury, environmental issues, workplace laws, and various governmental regulations. The Company evaluates its exposure to such claims and suits periodically and establishes accruals for these contingencies when a range of loss can be reasonably estimated. The range of reasonably possible losses for such matters, taking into consideration our rights in indemnity and recourse to third parties, is $1.3 million to $11.5 million. At June 30, 2018, total accruals of $5.3 million, including environmental and workplace matters described below, are included in accrued liabilities in the accompanying combined balance sheet. The Company believes any additional liability would not be material to its financial position or results of operations.

Arcosa is subject to remedial orders and federal, state, local, and foreign laws and regulations relating to the environment and the workplace. The Company has reserved $1.1 million as of June 30, 2018 to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties. However, estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings involving the environment and the workplace or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company. We believe that we are currently in substantial compliance with environmental and workplace laws and regulations.